08048521

ROWAN COMPANIES, INC. // 2007 ANNUAL REPORT

RDC

THINKING BIG.



PEOPLE



Throughout our 85-year history, our people have been our most important asset. We have a seasoned group of corporate officers, many of whom started on a drilling rig. Our drilling operations management, including rig managers, averages more than 28 years of experience at Rowan.

DRILLING



We provide contract drilling services utilizing a fleet of 21 self-elevating mobile offshore drilling platforms (jack-up rigs) and 29 deep-well land rigs. Our primary focus is on high-specification, premium jack-up rigs, which we use for both exploratory and development drilling. Depending on the particular rig and location, we have the capability of drilling wells to depths of 35,000 feet, in water up to 550 feet deep.

MANUFACTURING



Our manufacturing operations have led the strategic expansion and upgrade of our drilling fleet over the past decade and, in recent years, have increasingly generated sales to external customers.



A major provider of international and domestic contract drilling services with a significant presence in the Middle East. Rowan also owns and operates a manufacturing division that produces equipment for the drilling, mining and timber industries.

»

07

THINKING BIG. GETTING BIGGER.

FINANCIAL HIGHLIGHTS

(In thousands except per share amounts and ratios)	FOR THE YEARS ENDED DECEMBER 31, 2007	2006	2005
Revenues	$ 2,095,021	$ 1,510,734	$ 1,068,782
Income From Continuing Operations	$ 483,800	$ 316,977	$ 217,837
Income From Discontinued Operations	$ -	$ 1,269	$ 11,963
Net Income	$ 483,800	$ 318,246	$ 229,800
Income Per Diluted Share – Continuing Operations	$ 4.31	$ 2.84	$ 1.97
Income Per Diluted Share – Discontinued Operations	$ -	$ .01	$ .11
Net Income Per Diluted Share	$ 4.31	$ 2.85	$ 2.08
Net Cash Provided By Operations	$ 432,543	$ 292,069	$ 333,170
Price Range of Common Stock	$ 29.48-46.16	$ 29.03-48.15	$ 24.53-39.50
Capital Expenditures	$ 478,551	$ 509,253	$ 208,467

	AT DECEMBER 31, 2007	2006	2005
Working Capital	$ 807,378	$ 586,143	$ 867,519
Current Ratio	2.63	2.13	3.55
Current Maturities of Long-Term Debt	$ 64,922	$ 64,922	$ 64,922
Long-Term Debt	$ 420,482	$ 485,404	$ 550,326
Long-Term Debt/Total Capitalization	.15	.21	.25
Stockholders' Equity	$ 2,348,438	$ 1,874,046	$ 1,619,739
Property, Plant and Equipment – Net	$ 2,487,811	$ 2,133,226	$ 1,720,734
Shares of Common Stock Outstanding	111,288	110,462	109,776
Book Value Per Share of Common Stock	$ 21.10	$ 16.97	$ 14.75



$1.1
$1.5
$2.1
05
06
07

Consolidated Revenues
(In billions)



$341
$486
$734
05
06
07

Operating Income
(In millions)



$2.08
$2.85
$4.31
05
06
07

Earnings Per Share



$333
$292
$433
05
06
07

Operating Cash Flows
(In millions)



0.25
0.21
0.15
05
06
07

Debt to Capitalization



$78
$142
$156
05
06
07

Average Offshore Day Rate
(In thousands)

TO OUR STOCKHOLDERS:

IN 2007,

our revenues increased by 39% to surpass the $2 billion mark for the first time in our history.

Our net income of $484 million, or $4.31 per share, increased more than 50% compared to our previous record in 2006. Our financial results in 2007 reflect the strength of the Company, and we are better positioned than ever for the future.

The positive trends in the market for drilling services are projected to continue as today's energy challenges require innovative and flexible technology solutions to meet the world's increasing demand for oil and natural gas. Growth in oil and gas consumption is being driven by strong demand from the Middle East, Africa, Asia and Latin America. In many major oil and gas producing areas, operators, including national oil companies, are struggling to keep production at current levels. Their challenge is to replace depleted production, meet demand growth and rebuild capacity. Many of the national oil companies are responding to this challenge and looking at numerous exploration and production projects, most of which will require quality drilling rigs.

ROWAN POSITIONING

It is not by chance that we are well positioned for this significant opportunity. We concentrate on the high-specification, premium jack-up market and offer our customers experienced personnel and innovative drilling products and systems designed to drill deep and extended-reach wells. We are focused on expanding our fleet and further increasing our international operations and this focus has prepared us for the future. Our initiatives are designed to help us serve the needs of the industry for drilling in deeper water and harsher environments, capitalize on growth in international offshore markets, enhance our future revenue and profitability, and improve the return on our stockholders' investment.

GROWING OUR JACK-UP FLEET

We are delivering on our growth promise. We have an ambitious newbuild program that includes construction of nine high-specification jack-up rigs to be delivered from the third quarter of 2008 through 2011. At that time, we expect to own 13 of the 36 high-specification jack-up rigs in the world.

Today, we have the youngest jack-up fleet among the established U.S.-based offshore drillers. The average age of our jack-up fleet is about 19 years. By 2011, our average fleet age is expected to decrease to 17 years. This is a marked advantage when compared to the industry average age of 27 years.

We believe we have achieved higher day rates due to our ability to offer our clients innovative and flexible drilling solutions, using our highly marketable fleet working in markets that require younger, sophisticated rigs.

INCREASING INTERNATIONAL PRESENCE

Not only are we well positioned with regard to our fleet age and capability, we are diversified geographically, with about 75% of our jack-up net book value located outside the U.S. Gulf of Mexico.

In 2007, we generated over 50% of our drilling revenue from foreign areas and expanded our operations significantly in the Middle East, doubling our presence from four to eight rigs.

DANNY MCNEASE

Chairman of the Board, President and Chief Executive Officer



We will soon have nine rigs there as the *Bob Keller* will begin operations offshore Saudi Arabia during May of 2008 under a three-year contract with Saudi Aramco.

We believe the Middle East market is one of the more active international markets and it continues to set the pace for the application of leading edge technologies that can be channeled to meet the world's energy demand. Increased dominance in the region by national oil companies will continue to be a primary market driver for the future growth of our drilling division.

Recently our *Super Gorilla* class jack-up, the *Gorilla VII*, received a two-year drilling contract offshore Angola with Cabinda Gulf, which should start in April of 2008. We will continue to actively seek opportunities around the world – in the emerging markets in South America and India, in West Africa, the Mediterranean and the Far East – areas that are serving as the catalyst for increased drilling activity and strong service demand.

MANUFACTURING

Our manufacturing division, LeTourneau Technologies, Inc. (LTI), had a very strong 2007, generating records in both revenues and operating income. Total backlog, including orders from Rowan, was about $1.4 billion at year end, compared to $1 billion in 2006. In recent years, LTI has successfully expanded its innovative product lines and grown geographically.

LTI has also played an important role in designing and building our jack-up rigs and in providing maintenance and after market services. Rowan's ownership of LTI has enabled us to be less dependent on other shipyards and repair shops and more flexible in our daily drilling operations.

Your management and Board of Directors have continuously evaluated the strategic value of Rowan's investment in LTI. Given LTI's record performance in 2007 and strength heading into 2008, we believe that now is the appropriate time for Rowan to crystallize the value we have created in LTI for the benefit of our stockholders. Thus, we have recently decided to pursue a monetization of our investment in LTI.

IN CLOSING

Our theme for this year's annual report reflects our state of mind. At Rowan, we're thinking BIG, taking on BIG challenges and seeing them through, and growing BIGGER with our aggressive newbuild program. We've always taken great pride in our ability to raise the bar in industry productivity and performance standards – both through dramatic operational diversification and growth utilizing our high-specification rigs, and expertise in drilling services and equipment design. We will continued to use our strengths to enhance value for our stockholders. While our financial results are impressive and demonstrate the soundness of our strategies, it is our well-qualified, experienced and loyal workforce that brings those capabilities to life and creates the value that our customers come to rely on when doing business with Rowan.

In closing, I'd like to personally thank our people for their strong performance and dedication to our long-term vision. Our loyal employees' unwavering commitment is the main reason we are as well positioned as we are today to keep growing on a profitable basis. It is a privilege to be associated with our employees, and to serve you, our stockholders.

D J McNease

Danny McNease
March 31, 2008

THE YEAR 2007 WAS THE MOST FINANCIALLY SUCCESSFUL IN OUR 85-YEAR HISTORY.


SCOOTER
YEARGAIN

OPERATIONS REVIEW

Our 2007 revenues and operating results far exceeded our previous record highs – set only one year before – as we executed our strategic plan with very strong market conditions in our primary businesses.

Our consolidated revenues increased by 39% to $2.1 billion in 2007 from $1.5 billion in 2006, primarily due to higher rig activity and average day rates in our drilling division and a significantly greater contribution from our manufacturing operations during the year. As a result, we generated operating income of $734 million and net income from continuing operations of $484 million in 2007, compared to $486 million and $317 million, respectively in 2006. Our combined operations yielded a 22.0% pre-tax return on average capital employed[1] in 2007, up from 16.8% in 2006.

During 2007, we invested approximately $463 million in equipment additions and upgrades and another $111 million in manufacturing inventories to fuel continued growth in our businesses. We also distributed more than $44 million in cash dividends to our stockholders, repaid almost $65 million of outstanding borrowings and maintained another $50 million set aside for debt service. Our year-end 2007 financial position, as summarized below, remains very strong:

AT DECEMBER 31, 2007

Cash, cash equivalents and restricted cash	$335 Million
Working capital (excluding restricted cash)	$807 Million
Current ratio	2.63
Long-term debt/total capitalization	.15

DRILLING OPERATIONS

Our drilling operations generated a $315 million or 30% increase in revenues to $1.4 billion in 2007, compared to $1.1 billion in 2006, primarily due to increases in rig activity and average day rates. Operating expenses increased by $87 million or 17% between years, primarily due to rig fleet additions. Selling, general and administrative costs increased by $12 million or 21% between years primarily due to incremental incentive compensation costs associated with our improved operating results.

Depreciation expense increased by $24 million or 31% in 2007 primarily due to the addition of the *Tarzan Class* jack-up rig *Hank Boswell* in September 2006 and 12 new land rigs constructed over the 2006–2007 period. Net gains on asset disposals were $41 million in 2007, up from $28 million in 2006, and our 2006 operating results included a $9 million charge for fines and environmental fund payments made during 2007 in settlement of a Department of Justice investigation.

As a result, our drilling division generated a $214 million or 48% increase in operating income during the year, to $662 million or 48% of revenues in 2007 from $448 million or 42% of revenues in 2006. Our drilling operations yielded a 22.7% pre-tax return on average capital employed[1] in 2007, up from 17.1% in 2006.

OUR DRILLING DIVISION GENERATED A

30%

INCREASE IN REVENUES IN 2007



[1] Operating income excluding gains on asset disposals divided by the average of total assets less current liabilities during the year.


North Sea
2005: 2 Jack-ups
2008: 2–3 Jack-ups
2011: 4–5 Jack-ups
Eastern Canada
2005: 1 Jack-up
U.S. Gulf of Mexico
2005: 17 Jack-ups
2008: 7–8 Jack-ups
2011: 3–4 Jack-ups
Mediterranean
2011: 3 Jack-ups
Mexico
2011: 2 Jack-ups
Middle East
2008: 9–10 Jack-ups
2011: 15–17 Jack-ups
Trinidad
2008: 1 Jack-up
2011: 2 Jack-ups
West Africa
2008: 1 Jack-up
2011: 2–3 Jack-ups

In 2007, we generated over 50% of our drilling revenues from foreign areas and expanded our operations significantly in the Middle East, doubling our presence there from four to eight rigs.

OFFSHORE

Our worldwide offshore fleet was 94% utilized in 2007, up from 86% in 2006. We experienced 1,154 or 19% more operating rig days in 2007 as the strategic rig redeployments underway throughout most of 2006 had been substantially completed by early 2007. Our average offshore day rate improved to $156,200 in 2007 from $141,300 in 2006, a $14,900 or 11% increase between years.

Middle East

Our Middle East operations doubled from four to eight rigs during 2007, with the addition of two *116C* jack-ups offshore Qatar in January and two *Tarzan Class* jack-ups, the *Scooter Yeargain* and *Hank Boswell*, offshore Saudi Arabia in April. Our overall Middle East fleet was 92% utilized during 2007 and produced more than one-third of our offshore drilling revenues, averaging $148,800 per day.

Our third *Tarzan Class* jack-up, the *Bob Keller*, is mobilizing to the Middle East under a three-year assignment that is expected to generate approximately $201 million in drilling revenues, or more than $183,000 per day. The rig departed the Gulf of Mexico in mid February 2008 and should commence operations offshore Saudi Arabia by the end of May.

North Sea

The *Gorilla V* was 99% utilized in the North Sea during 2007 and generated almost $173,000 per day in drilling revenues during the year. The rig is currently contracted into the third quarter of 2010 and the day rate should increase to $260,000 during the first quarter of 2009.

The *Gorilla VII* was 95% utilized in the North Sea and averaged more than $257,000 per day in drilling revenues during 2007. In December, the rig entered the shipyard to prepare for relocation to West Africa.

The *Gorilla VI* commenced operations in the North Sea in February 2007 and was 100% utilized during the remainder of the year, yielding more than $302,000 per day in drilling revenues. Recent contracts have extended the rig's commitment to the area into the first quarter of 2010, with drilling revenues expected to exceed $300,000 per day over that period.

Gulf of Mexico

We averaged 96% utilization in the Gulf of Mexico during 2007, up from 91% in 2006, though our operating rig days declined by almost 20% between years following several rig relocations over the past two years. Our average day rates fluctuated by class of rig, with our more capable *Gorilla*, *Super Gorilla* and *Tarzan Class* rigs achieving increases between years, while greater competition encountered by our four slot rigs caused rates for those rigs to weaken in 2007. Overall, our Gulf of Mexico fleet experienced a $9,500 or 7% decrease in average day rates between periods.

Our eight remaining Gulf of Mexico jack-ups are currently 100% contracted either on a well-to-well or term basis. The *Bob Palmer* is committed through the second quarter of 2009 to drill one or more ultra deep gas wells on BP's Eldorado Prospect, generating drilling revenues averaging more than $220,000 per day. The *Gorilla IV* recently commenced a multi-well assignment that includes re-entering the Blackbeard Prospect, which was initially drilled to just over 30,000 feet during 2005–2006 by our first *Tarzan Class* jack-up, the *Scooter Yeargain*.

Trinidad

The *Gorilla III* was 100% utilized in Trinidad during 2007 and generated more than $208,000 per day in drilling revenues during the year. The rig is currently committed into May 2008 and averaging over $250,000 per day in drilling revenues.









West Africa
The *Gorilla VII* is en route to West Africa for a two-year assignment that is expected to generate approximately $264 million of drilling revenues, or more than $330,000 per day. The rig left the North Sea in late March 2008 and should commence operations offshore Angola during May.

Eastern Canada
We will be returning to eastern Canada in mid 2009 for a minimum 165-day commitment that is expected to produce drilling revenues of more than $295,000 per day. Either the *Gorilla II* or *Gorilla III* will perform the work, depending upon availability.

New Construction
Construction of the first two of our latest rig design, the *240C* class, is proceeding at our Vicksburg, Mississippi shipyard, with delivery expected in the third quarters of 2008 and 2009, respectively. The *240C* will have up to 535 feet of leg length, enabling high pressure/high temperature drilling operations in water depths of up to 400 feet. It will have more deck space, higher variable load, more drilling capacity (two million pound hook-load capability), more cantilever reach (up to 100 feet) and greater personnel capacity (108-man) than the *116C* class. Two additional *240C* class jack-ups will be built at our Vicksburg shipyard with delivery expected in the third quarters of 2010 and 2011, respectively.

In November 2007, we entered into contracts with Keppel AmFELS for the construction of four *Super 116E* class jack-ups at its Brownsville, Texas shipyard, for delivery starting in the second quarter of 2010 through the third quarter of 2011. The *Super 116E* rigs will be outfitted with the hook load and horsepower capacity to enable efficient drilling beyond 30,000 feet.

The construction of our fourth *Tarzan Class* jack-up rig, the *J.P. Bussell*, was originally subcontracted to an outside Gulf of Mexico shipyard and scheduled for delivery in the third quarter of 2007 at a cost of approximately $145 million. As a result of various problems encountered on the project, the expected completion is now at least one year behind schedule and the expected final cost is at least 20% over the original estimate. As a result, we have recently taken over the project and relocated the rig to our Sabine Pass, Texas facility for completion by our Drilling Products and Systems manufacturing segment. We have also filed a lawsuit against the construction shipyard to reclaim excess costs.

LAND
Our fleet of 29 land rigs was 95% utilized in Texas, Louisiana, Oklahoma and Alaska during 2007, down slightly from 97% in 2006, though total rig operating days increased by 2,497 or 36% between periods due to fleet additions over the past two years. Our average day rate improved by 1% to $22,800 in 2007, up from $22,600 in 2006. The current fleet includes twelve new 2000 horsepower rigs constructed during 2006 and 2007, four rigs that were newly-constructed during 2001-2002 and eleven other rigs have been substantially refurbished in recent years. Two additional rigs are currently under construction with delivery expected in the first half of 2008.

MANUFACTURING DIVISION
Our manufacturing operations, conducted by LeTourneau Technologies, Inc. (LTI), collectively generated a $269 million or 61% increase in revenues to $712 million in 2007, compared to $443 million in 2006. Overall margins over operating expenses improved by $45 million or 63% between periods to $116 million in 2007 from $71 million in 2006, and were unchanged at 16% of revenues. As a result, LTI generated an aggregate $34 million or 90% increase in operating income between years, to $72 million or 10% of revenues in 2007 compared to $38 million or 9% of revenues in 2006, and yielded a 17.5% pre-tax return on average capital employed[1] in 2007, up from 13.7% in 2006.

DRILLING PRODUCTS AND SYSTEMS
LTI's improved operating performance was led by the Drilling Products and Systems segment, which produces offshore and land rigs, kits and related component packages, including mud pumps, drawworks, top drives, rotary tables, and other drilling equipment, many of which employ LTI variable-speed motors, drives and other electrical components. During 2007, revenues increased by $258 million or 107% to $499 million, up from $241 million in 2006, and included $148 million associated with 13 land rigs and component packages, $50 million from 70 mud pumps, $33 million related to drive and control system packages and $15 million from 271 motors.

Revenues also included $117 million recognized on eight rig kit projects in 2007, $42 million from an external rig construction project completed in June 2007 and $28 million from custom fabrication work.

Overall, the Drilling Products and Systems segment generated operating income of $43 million or 9% of revenues in 2007, compared to $24 million or 10% of revenues in 2006. Such operating results exclude the effects of the approximately $263 million of products and services provided at cost to our drilling division in 2007, most of which related to our rig newbuild program.

MINING, FORESTRY AND STEEL PRODUCTS
The Mining, Forestry and Steel Products segment produces large-wheeled front-end loaders, dozers and related equipment for mining applications, log stackers for the timber industry, and carbon and alloy steel and steel plate. After-market part sales comprise a significant portion of revenues.

During 2007, revenues increased by $12 million or 6% to $214 million, up from $202 million in 2006. LTI shipped a total of 30 mining loaders and forestry stackers in 2007, down from 35 units in 2006, though the mix was more favorable as 13 units were the larger L-1850 and L-2350 models which carry a higher selling price and margin. Thus, equipment revenues totaled $95 million in 2007, down by only $6 million or 6% from 2006.

Parts sales were a record $63 million in 2007, an improvement of $5 million or 8% from 2006. Steel shipments totaled 52,900 tons in 2007, up by 10,800 tons or 26% over 2006, and the mix improved from 40% external in 2006 to 51% external in 2007, yielding a 63% increase in external volume and an $18 million or 78% increase in steel plate revenues between periods.

The 2006 operating results included $8 million in environmental remediation costs incurred following detection of traces of radioactive material at LTI's steel mill. Thus, operating income improved to $29 million or 14% of revenues in 2007, up from $15 million or 7% of revenues in 2006.

OUR MANUFACTURING SEGMENTS COLLECTIVELY GENERATED A

61%

INCREASE IN REVENUES IN 2007



[1] Operating income excluding gains on asset disposals divided by the average of total assets less current liabilities during the year.


WE EXPECT CONTINUED FAVORABLE DRILLING MARKET CONDITIONS IN 2008.

OUTLOOK

OFFSHORE DRILLING

Our average worldwide offshore day rate is currently approximately $159,000 and our contracted backlog[1] is estimated to be approximately 26 rig years or almost $1.9 billion of drilling revenues, with over one-half of that amount associated with our nine Middle East rigs and almost one-fourth related to our two North Sea rigs. For the remainder of 2008, almost three-fourths of our available rig operating days are currently under contract.

The current worldwide competitive jack-up fleet stands at 353 marketed rigs, with 329 rigs or 93% under contract. Those utilization numbers are at or near the highest levels in at least a decade. Even including the 30–35 newbuild jack-ups that are expected to be delivered during 2008, over one-half of the global fleet is currently contracted in December 2008, and at average day rates that are approximately 15% higher than current rates. These factors alone suggest continued favorable jack-up market conditions throughout 2008.

There are reportedly more than 80 newbuild jack-ups under construction or on order, for delivery in 2008 and beyond. If the attrition rate of older rigs continues at its long-term average of around six rigs per year, the global jack-up fleet is set to increase significantly over the next few years. Barring any further increase in drilling demand, there might be an overhang of rigs similar to that experienced after the last rig building boom in the early 1980s. However, we expect the jack-up attrition rate to increase significantly in the coming years, as age and obsolescence increasingly remove rigs from the competitive fleet.

The worldwide jack-up fleet is aging, with an average age of more than 20 years. About one-fifth of the fleet, a number that is comparable to the number of rigs currently under construction, is at least 30 years old. Most 30-year old jack-ups have relatively limited marketability and cannot easily be upgraded economically. Their leg-length and variable load limitations often confine them to the shallow waters of the most benign drilling markets, like the Gulf of Mexico or India, and they rarely possess the equipment necessary to efficiently drill beyond 25,000 feet. As operators target tougher operating environments and require higher-horsepower rigs for directional and extended-reach drilling, aging and less capable "commodity" rigs are increasingly being forced to compete for the fewer opportunities that remain in an ever-shrinking market.

The more capable, or premium jack-ups possess the water depth capacity to operate year-round in nearly every significant drilling market throughout the world, and the horsepower to overcome the toughest well conditions and still drill to 30,000 feet or beyond. These are the jack-up rigs of choice for energy companies throughout the world, and we are poised to benefit. About one-sixth of the current worldwide fleet can drill beyond 30,000 feet, and we own 30% of those rigs. Only 13 current jack-ups are equipped to drill to 35,000 feet or beyond, and we own eight (62%) of them. Similarly, approximately 22% of the global jack-up fleet has water-depth capabilities of at least 350 feet, and we own 17% of those rigs. Only 14 jack-up rigs can drill in 400 feet of water, and we own half of them.

We have another nine premium rigs under construction for delivery over the next three years, which should both widen our leadership in the premium jack-up market and lower the average age of our offshore fleet. Recent drilling assignments for both the *Gorilla IV* and *Bob Palmer* in the Gulf of Mexico's ultra deep gas market support our long-held belief that rig capability really does make a difference.

We also believe that a worldwide jack-up supply deficit totaling up to 60 rigs currently exists or is imminent, and demand is especially pronounced in the Middle East, West Africa and the Mediterranean. These markets are demanding the newest and most capable rigs.







[1] Information is based upon stated drilling periods of term contracts or expected drilling periods for well-to-well contracts. Some contracts have early termination provisions that may shorten drilling assignments.





The ascent in day rates and lengthening of drilling assignments over the past two years has, we believe, been a direct result of the intense global competition for a limited supply of these premium jack-ups.

If oil and natural gas prices remain firm throughout 2008 and 2009, we believe that there will continue to be strong demand for premium jack-ups on a term basis worldwide, and such demand will be sufficient to substantially absorb the newbuild rigs as they are delivered. Thus, we believe that our drilling operations will continue to benefit from predominantly favorable market conditions at least though 2009.

LAND

Our fleet of deep-well land rigs, including the 12 new 2000 horsepower rigs added in 2006–2007, was nearly fully utilized and achieved a nominal increase in average day rates during 2007, despite weakening market conditions that permeated the U.S. land drilling market for much of the year. Our current average day rate is approximately $22,500, our contracted backlog[1] is estimated to be almost 23 rig years totaling more than $190 million of drilling revenues, and approximately 54% of our available rig operating days remaining for 2008 are currently under contract.

Though many rigs have been added to the U.S. land fleet over the past two years, relatively few have been equipped with 2000 horsepower, giving Rowan an increased share of a market that we believe is not as susceptible to short-term natural gas price weakness. We expect the deep-well land market to remain firm throughout the remainder of 2008 and into 2009, assuming gas prices remain at or above $5 per mcf.

DRILLING PRODUCTS AND SYSTEMS

As noted previously, LTI's Drilling Products and Systems segment made a significant breakthrough in 2007 in the market for new land rigs and related component packages, achieving 2007 revenues more than 19 times the 2006 level. Four complete rigs were shipped to the Middle East, Russia and Australia in 2007, and LTI has obtained commitments for additional equipment sales in those and other markets.

LTI also sold two more offshore rig kits during 2007, totaling more than $73 million, which brought the total to 11 projects worth almost $450 million obtained over the past three years. Capital investments made over that period have increased LTI's annual kit production capacity to eight, a significant portion of which will be dedicated over at least the next three years to the continued expansion of our own drilling fleet. LTI is well positioned to accommodate additional external kit sales and we are confident that they will be realized.

All of Rowan's new rigs and many of those being built for others employ LTI's newest drilling equipment designs, including top drives, mud pumps, drawworks, rotary tables and other products only developed over the past few years. We want LTI to be a compelling alternative in the market for primary drilling equipment, and we are gaining market acceptance through proven design advantages. The Middle East and Singapore operations that commenced in 2006 and the Lafayette facility that opened in 2007 should enable LTI to achieve additional growth in both new and after-market sales.

LTI's external manufacturing backlog totaled approximately $348 million at December 31, 2007, compared to about $530 million one year ago, and featured $151 million related to seven long-term rig kit construction projects in process that are expected to run through early 2009, $92 million associated with nine land rigs and component packages that should be delivered in 2008 and the remaining $105 million related to mining loaders, log stackers, drilling equipment and related parts orders that we expect to fulfill during 2008. The backlog was down by approximately 35% from the prior year-end level due primarily to progress on long-term rig or rig kit construction projects during 2007, including the $130 million external rig construction project which was completed in June.

LTI's manufacturing backlog included an additional $1 billion at year-end 2007 related to in-process projects for our drilling division, up from $459 million one year earlier, making the total backlog of orders approximately $1.4 billion at December 31, 2007, up from $1 billion at December 31, 2006.

[1] Information is based upon stated drilling periods of term contracts or expected drilling periods for well-to-well contracts. Some contracts have early termination provisions that may shorten drilling assignments.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2007

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission File Number 1-5491

Rowan Companies, Inc.

Incorporated in Delaware	**75-0759420** *I.R.S. Employer Identification:*

2800 Post Oak Boulevard
Suite 5450
Houston, Texas 77056-6127

Registrant's telephone number, including area code:
(713) 621-7800

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.125 Par Value	New York Stock Exchange
Preferred Stock Purchase Rights	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes. ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting Company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the voting stock held by non-affiliates of the registrant was approximately $4.5 billion as of June 30, 2007 based upon the closing price of the registrant's Common Stock on the New York Stock Exchange Composite Tape of $40.77 per share.

The number of shares of Common Stock, $.125 par value, outstanding at February 26, 2008 was 111,312,724.

DOCUMENTS INCORPORATED BY REFERENCE

Document	Part of Form 10-K
Portions of the Proxy Statement for the 2008 Annual Meeting of Stockholders	Part III, Items 10-14

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This Form 10-K contains "forward-looking statements" as defined by the Securities and Exchange Commission (SEC). Such statements are those concerning contemplated transactions and strategic plans, expectations and objectives for future operations. These include, without limitation:

- statements, other than statements of historical fact, that address activities, events or developments that we expect, believe or anticipate will or may occur in the future;
- statements relating to future financial performance, future capital sources and other matters; and
- any other statements preceded by, followed by or that include the words "anticipates", "believes", "expects", "plans", "intends", "estimates", "projects", "could", "should", "may", or similar expressions.

Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements we make in this form 10-K are reasonable, we can give no assurance that such plans, intentions and expectations will be achieved. These statements are based on assumptions made by us based on our experience and perception of historical trends, current conditions, expected future developments and other factors that we believe are appropriate in the circumstances. Such statements are subject to a number of risks and uncertainties, many of which are beyond our control. You are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. Among the factors that could cause actual results to differ materially are the following:

- oil and natural gas prices
- the level of exploration and development expenditures by energy companies
- energy demand
- the general economy, including inflation
- weather conditions in our principal operating areas
- environmental and other laws and regulations

All forward-looking statements contained in this Form 10-K only speak as of the date of this document. We undertake no obligation to update or revise publicly any revisions to any such forward-looking statements that may be made to reflect events or circumstances after the date of this Form 10-K, or to reflect the occurrence of unanticipated events.

Other relevant factors have been disclosed in our previous filings with the U.S. Securities and Exchange Commission and are included in under PART I, ITEM 1A, RISK FACTORS beginning on page 11 of this Form 10-K.

PART I

ITEM 1. *BUSINESS*

Rowan Companies, Inc. (hereinafter referred to as "Rowan" or "the Company") is a major provider of international and domestic contract drilling services. Rowan also owns and operates a manufacturing division that produces equipment for the drilling, mining and timber industries. Organized in 1947 as a Delaware corporation under the name Rowan Drilling Company, Inc., Rowan is a successor to a contract drilling business conducted since 1923.

Information regarding each of Rowan's industry segments, including revenues, income (loss) from operations, assets and foreign-source revenues for 2007, 2006 and 2005 is shown in Footnote 10 of the Notes to Consolidated Financial Statements on pages 72-75 of this Form 10-K.

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are made available free of charge on our website at http://www.rowancompanies.com as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission.

DRILLING OPERATIONS

Rowan provides contract drilling services utilizing a fleet of 21 self-elevating mobile offshore drilling platforms ("jack-up rigs") and 29 deep-well land drilling rigs. Our primary focus is on high-specification, premium jack-up rigs, which we use for exploratory and development drilling and, in certain areas, well workover operations.

We conduct drilling operations primarily in the Gulf of Mexico, the Middle East, the North Sea, Trinidad, offshore eastern Canada, and, beginning in 2008, offshore West Africa, and onshore in the United States. At February 26, 2008, our jack-up rigs were located in the Middle East (9), the Gulf of Mexico (8), the North Sea (3) and Trinidad (1). Our land rigs were located in Texas (22), Oklahoma (3), Louisiana (3) and Alaska (1). Relocation of equipment from one geographic area to another is dependent upon changing market dynamics, with moves occurring only when the likelihood of higher returns makes such action economical over the longer term. In recent years, we have reduced our operations in the Gulf of Mexico and increased our presence in areas where markets are stronger. We returned to the Middle East market in 2006 with four jack-up rigs, doubled our operations there in 2007 and have a ninth rig currently en route from the Gulf of Mexico.

During 2007, our drilling operations generated revenues of $1,382.6 million and income from operations of $661.8 million, compared with $1,067.4 million and $447.7 million, respectively, in 2006.

Offshore Operations

Rowan operates larger, deep-water type jack-up rigs capable of drilling to depths of 20,000 to 35,000 feet in maximum water depths ranging from 250 to 550 feet, depending on the size of the rig and its location. Rowan has aggressively grown its jack-up fleet over the past decade to serve the needs of the industry for drilling in deeper water and harsher environments and is particularly well positioned to serve the niche market for hard-to-drill, deep offshore gas wells.

Our jack-ups are designed with a floating hull that is fully equipped to serve as a drilling platform and three independently elevating legs. The rigs are towed to the drilling site where the legs are lowered until they penetrate the ocean floor and the hull is jacked up to the elevation required to drill the well. Rowan's rigs are equipped with propulsion thrusters to assist in towing between drilling sites.

Rowan's jack-up fleet offers the latest technology, including cantilever jack-ups that can extend a portion of the sub-structure containing the drilling equipment over fixed production platforms to perform drilling operations with a minimum of interruption to production. Some of our conventional jack-ups feature "skid base" technology, which enables the rig floor drilling equipment to be "skidded" out over the top of a fixed platform. Conventional rigs outfitted with skid base technology can be used on some drilling assignments that previously required a cantilever jack-up or platform rig. All of our rigs feature top-drive drilling systems, which are automated pipe-handling systems that greatly accelerate the drilling process. At February 26, 2008, Rowan's offshore drilling fleet included the following:

- 17 premium cantilever jack-up rigs, featuring three harsh environment *Gorilla* class rigs, four enhanced *Super Gorilla* class rigs and three *Tarzan Class* rigs, as described below. One of the cantilever jack-up rigs is held under an operating lease that expires in June 2009.

- Four conventional jack-up rigs, including three rigs with skid base capability

Our *Gorilla* class rigs, designed in the early 1980s as a heavier-duty class of jack-up rig, are capable of operating in water depths up to 328 feet in extreme hostile environments (winds up to 100 miles per hour and seas up to 90 feet) such as in the North Sea and offshore eastern Canada. *Gorillas II* and *III* can drill up to 30,000 feet, and *Gorilla IV* is equipped to reach 35,000 feet.

We also have four *Super Gorilla* class rigs, which are enhanced versions of our *Gorilla* class rigs featuring simultaneous drilling and production capabilities. They can operate year-round in 400 feet of water south of the 61st parallel in the North Sea, within the worst-case combination of 100-year storm criteria for waves, wave periods, winds and currents. We also operate the *Bob Palmer* (formerly the *Gorilla VIII*), an enhanced version of the *Super Gorilla* class jack-up designated a *Super Gorilla XL*. With 713 feet of leg, 139 feet more than the *Super Gorillas*, and 30% larger spud cans, this rig can operate in water depths to 550 feet in relatively benign environments like the Gulf of Mexico or in water depths to 400 feet in the hostile environments offshore eastern Canada and in the North Sea.

In 2004, we completed construction of our first *Tarzan Class* rig, which was specifically designed for deep drilling in benign environments, offering capabilities similar to our *Super Gorilla* class jack-ups at around one-half the construction cost. The first one completed, the *Scooter Yeargain*, was followed by the *Bob Keller* in 2005 and the *Hank Boswell* in 2006. A fourth *Tarzan Class* rig which was under construction at a third-party shipyard will soon be relocated to our Sabine Pass, Texas facility and is expected to be completed in the fourth quarter of 2008.

In November 2005, Rowan's Board of Directors approved the design and construction of a new class of jack-up rig, specifically targeting the market for high-pressure/high-temperature drilling in water depths to 400 feet. With more deck space, higher variable load capacity, greater hook-load capability, more cantilever reach and greater personnel capacity, we believe the *240C* class will set a new standard as the replacement for the industry's current fleet of *116C* class rigs, which have been the "workhorse" of the global drilling industry for more than 25 years. Construction of the first *240C* should be completed in the third quarter of 2008, with the second rig scheduled to arrive in 2009. Two additional *240C* jack-ups have been approved, with delivery expected in 2010 and 2011.

On November 1, 2007, we signed contracts with Keppel AmFELS, Inc. to have four *Super 116E* class rigs constructed at their Brownsville, Texas shipyard, with delivery expected in 2010 and 2011. We estimate that each rig will cost approximately $175 million, with more than a third of that amount attributable to the cost value of the design, kit components and drilling equipment to be provided by our manufacturing businesses. The *Super 116E* class will employ the latest technology to enable drilling of high-pressure, high-temperature and extended-reach wells in most prominent jack-up markets throughout the world. Each rig will be equipped with the hook-load and horsepower required to efficiently drill beyond 30,000 feet.

Rowan's current fleet expansion program began in 1995 following our acquisition of the manufacturing and rig-building operations formerly conducted by Marathon LeTourneau Company (now called LeTourneau Technologies, Inc.), which has designed all of the Company's jack-up rigs. Our manufacturing division is an important part of our commitment to remain at the forefront of jack-up design and technology.

All of our rigs currently under construction are being built without contracts from end users.

See ITEM 2. PROPERTIES beginning on page 17 of this Form 10-K for additional information with respect to the capabilities and operating status of the Company's rigs.

For a discussion of Rowan's availability of funds in 2007 to sustain operations, debt service and planned capital expenditures, including those related to rig construction, see "Liquidity and Capital Resources" under

"Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 38-45 of this Form 10-K.

Onshore Operations

Rowan has drilling equipment and personnel available on a contract basis for exploration and development of onshore areas. The company added three newly constructed land rigs during 2007. At February 26, 2008, our fleet consisted of 29 deep-well land rigs. Two additional rigs are under construction for delivery during the first half of 2008.

Contracts

Rowan's drilling contracts generally provide for a fixed amount of compensation per day, known as the day rate, and are usually obtained either through competitive bidding or individual negotiations. A number of factors affect our ability to obtain contracts, both onshore and offshore, at a profitable rate within a given area. Such factors include the location and availability of competitive equipment, the suitability of equipment for the project, comparative operating cost of the equipment, competence of drilling personnel and competitive factors, as discussed under "Competition" below. Profitability may also depend upon receiving adequate compensation for the cost of moving equipment to drilling locations.

When weak market conditions characterized by declining drilling day rates prevail, Rowan generally accepts contracts at a lower day rate in an attempt to maintain its competitive position and to offset the substantial costs of maintaining and reactivating stacked rigs. When drilling markets are strong and day rates are increasing, we have historically pursued short-term contracts to maximize our ability to obtain higher rates and pass through any cost increases to customers. In recent years, with rates improving to record levels, we have increasingly pursued long-term contracts in order to enhance future revenue predictability.

Our drilling contracts are either "well-to-well", "multiple-well" or for a fixed term generally ranging from one month to four years. Well-to-well contracts are cancelable by either party upon completion of drilling at any one site, and fixed-term contracts usually provide for termination by either party if drilling operations are suspended for extended periods by events of force majeure. While most fixed-term contracts are for relatively short periods, some fixed-term and well-to-well contracts continue for a longer period than the original term or for a specific series of wells. Many drilling contracts contain renewal or extension provisions exercisable at the option of the customer at prices agreeable to us. Most of our drilling contracts provide for additional payments for mobilization and demobilization costs, which we recognize as revenues and expenses over the primary contract term, and for reimbursement of certain "rebillable" costs, which we recognize as both revenues and expenses when incurred. Our contracts for work in foreign countries generally provide for payment in United States dollars except for minimal amounts required to meet local expenses.

Our drilling revenue backlog was estimated to be approximately $2.1 billion at February 21, 2008, down from approximately $2.2 billion one year earlier. However, we believe that the contract status of Rowan's onshore and offshore rigs is more informative than backlog calculations due to the indeterminable duration of well-to-well and multiple well contracts and the cancellation options contained in many term contracts. See ITEM 2. PROPERTIES beginning on page 17 of this Form 10-K for the contract status of the Company's rigs as of February 21, 2008.

Competition

The contract drilling industry is highly competitive and success involves many factors, including price, equipment capability, operating and safety performance and the contractor's reputation. We believe that Rowan competes favorably with respect to all of these factors.

We compete with several offshore drilling contractors that together have more than 600 mobile rigs available worldwide. Our onshore operations compete with several domestic drilling contractors that have a total of about 200 deep-well land rigs available. Based on the number of rigs as tabulated by ODS-Petrodata, Rowan is the eighth largest offshore drilling contractor in the world and the sixth largest jack-up rig operator. Some of our competitors have greater financial and other resources and may be more able to make technological improvements to existing equipment or replace equipment that becomes obsolete.

Rowan markets its drilling services by contacting present and potential customers, including large international energy companies, many smaller energy companies and foreign government-owned or controlled energy companies. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 27-45 of this Form 10-K for a discussion of current industry conditions and their impact on operations.

Regulations and Hazards

Rowan's drilling operations are subject to many hazards, including blowouts and well fires, which could cause personal injury, suspend drilling operations, seriously damage or destroy equipment, and cause substantial damage to producing formations and the surrounding areas. Offshore drilling operations are also subject to marine hazards, either while on site or under tow, such as vessel capsizing, collision or grounding. Raising and lowering the legs of jack-up rigs into the ocean floor requires skillful handling to avoid capsizing or other serious damage. Drilling into high-pressure formations is a complex process and problems can frequently occur.

We believe that Rowan is adequately insured for physical damage to its rigs and for marine liabilities, worker's compensation, maritime employer's liability, automobile liability and various other types of exposures customarily encountered in our operations. Certain of our liability insurance policies specifically exclude coverage for fines, penalties and punitive or exemplary damages. We anticipate that our present insurance coverage will be maintained, but can give no assurance that insurance coverage will continue to be available at rates considered reasonable, that self-insured amounts or deductibles will not increase or that certain types of coverage will be available at any cost. The extensive damage caused by hurricanes in recent years has reduced the availability of insurance for certain risks while also increasing the cost of the coverage that is available. In 2006, our cost of coverage increased to almost five times the pre-storm level even though we assumed more of the risk for certain losses. In 2007, our rates were lower than in 2006, but still significantly higher than in prior years.

Foreign operations are often subject to political, economic and other uncertainties not encountered in domestic operations, such as arbitrary taxation policies, onerous customs restrictions, unstable currencies and the risk of asset expropriation due to foreign sovereignty over operating areas. As our international operations have grown in recent years, these risks are more significant to us. As noted previously, we attempt to minimize the risk of currency rate fluctuations by generally contracting for payment in U.S. dollars.

Many aspects of our operations are subject to government regulation as in the areas of equipping and operating vessels, drilling practices and methods, and taxation. In addition, the United States and other countries in which we operate have regulations relating to environmental protection and pollution control. Rowan could become liable for damages resulting from pollution of offshore waters and, under United States regulations, we must establish financial responsibility. Generally, we are substantially indemnified under our drilling contracts for pollution damages, except in certain cases of pollution emanating above the surface of land, water from spills of pollutants, or pollutants emanating from our drilling rigs, but no assurance can be given regarding the enforceability of such indemnification provisions.

During 2004, we learned that the Environmental and Natural Resources Division, Environmental Crimes Section of the U.S. Department of Justice (DOJ) had begun conducting a criminal investigation of environmental matters involving several of the Company's offshore drilling rigs, including a rig known as the *Rowan-Midland*, which at various times operated at locations in the Gulf of Mexico. As previously disclosed, we entered into an amended plea agreement ("Plea") with the DOJ in November 2007, which was later approved by the appropriate court, under which Rowan pled guilty to three felony charges relating to operations on the *Rowan-Midland* between 2002 and 2004. As part of the Plea, we paid a fine of $7 million and completed community service payments totaling $2 million to various organizations. We are also subject to unsupervised probation for a period of three years, during which we must ensure that we commit no further criminal violations of federal, state, or local laws or regulations and must also continue to implement our comprehensive Environmental Management System Plan. Subsequent to the conduct at issue, we sold the *Rowan-Midland* to a third party.

We believe that Rowan currently complies in all material respects with legislation and regulations affecting the drilling of oil and gas wells and the discharge of wastes. We have made significant modifications to our Gulf of Mexico rigs to reduce waste and rain water discharge and believe that we could operate those rigs at "zero discharge" without material additional expenditures. Except as discussed above, regulatory compliance has not materially affected our capital expenditures, earnings or competitive position to date, although such measures do increase drilling costs and may reduce drilling activity. Further regulations may reasonably be anticipated, but any effects on our drilling operations cannot be accurately predicted.

Rowan is subject to the requirements of the Federal Occupational Safety and Health Act ("OSHA") and comparable state statutes. OSHA's hazard communication standard, the Environmental Protection Agency's "community right-to-know" regulations and comparable state statutes require us to organize and report certain information about the hazardous materials used in our operations to our employees as well as to state and local government authorities and local citizens.

In addition to the effects of government regulation on our own operations, the demand for our services is impacted by state, federal and foreign regulations associated with the production and transportation of oil and gas that affect the operations of our by present and potential customers.

MANUFACTURING OPERATIONS

Our manufacturing operations are conducted by LeTourneau Technologies, Inc. (LTI), a wholly-owned subsidiary of the Company headquartered in Longview, Texas, through two operating segments: Drilling Products and Systems and Mining, Forestry and Steel Products, each of which serve markets that require large-scale, steel-intensive, high-load bearing, complex products, projects and services. In 2007, our manufacturing operations collectively generated external revenues of $712.4 million and income from operations of $72.1 million, compared with $443.3 million and $38 million, respectively, in 2006. External manufacturing backlog totaled approximately $348 million at December 31, 2007, most of which is expected to be realized in 2008, compared with $530 million at December 31, 2006.

Our Drilling Products and Systems segment, which has designed and built all of Rowan's 21 jack-up rigs, is an important part of our strategy to remain at the forefront of jack-up technology. It supports our drilling operations through timely construction and repair of rigs and equipment and, in recent years, has increasingly generated sales to external customers.

Drilling Products and Systems built the first jack-up drilling rig in 1955, and has since designed or built more than 200 units. This segment is currently constructing the first two of four *240C* class jack-ups at our Vicksburg, Mississippi shipyard for delivery in 2008 and 2009 and will provide the rig kit (design, legs, jacking system, cranes and other equipment) for the four *Super 116E* class jack-ups being built for Rowan by Keppel AmFELS, Inc. for delivery in 2010 and 2011. In addition, Drilling Products and Systems is expected to complete construction of our fourth *Tarzan Class* jack-up rig at our Sabine Pass, Texas facility in 2008.

The Vicksburg facility is dedicated to providing equipment, spare parts and engineering support to the offshore drilling industry. Some rig component manufacturing and rig repair services, as well as design engineering, continue to be performed at LTI's Longview, Texas, facility.

Drilling Products and Systems also designs and manufactures primary drilling equipment in a wide range of sizes, including mud pumps, top drives, drawworks and rotary tables, as well as variable-speed motors, variable-frequency drive systems and other electrical components for the oil and gas, marine, mining and dredging industries. During 2006, we began providing complete land rigs and related drilling equipment packages.

Our Mining, Forestry and Steel Products segment features heavy equipment such as large wheeled front-end loaders, diesel-electric powered log stackers and steel plate products.

Our mining loaders featuring bucket capacities up to 53 cubic yards, the largest in the industry. LTI loaders are generally used in coal, gold, copper, diamond and iron ore mines, and utilize a proprietary diesel-electric drive system with digital controls. This system allows large, mobile equipment to stop, start and reverse direction without gear shifting and high-maintenance braking. LTI's wheeled loaders can load rear-dump trucks in the 85-ton to

400-ton range. Our log stackers offer either two- or four-wheel drive configurations and load capacities ranging from 35 to 55 tons.

Mining products and parts are distributed through our own distribution network serving the western United Sates and Australia as well as a through a worldwide network of independent dealers. These dealers have agreements to sell our products to end-users and provide follow-up service and parts directly to those end-users. We focus on after-market parts and components for the repair and maintenance of our machines and market these items through the same dealer network. Global sites for parts stocking, rebuilding and service include approximately 60 locations on six continents.

From our mini mill in Longview, Texas, we recycle scrap and produces carbon, alloy and tool steel plate products for internal needs as well as external customers. We concentrates on niche markets that require higher-end steel grades, including mold steels, free-machining, aircraft-quality steels and hydrogen, crack-resistant steels, and sales consist primarily of steel plate, but also include value-added fabrication of steel products. Our products are generally sold to steel service centers, fabricators and manufacturers through a direct sales force. Plate products are sold throughout North America while sales of fabricated products are more regional, encompassing Texas, Oklahoma, Louisiana, Mississippi and Arkansas. Carbon and alloy plate products are also used internally in the production of equipment and parts.

We conduct ongoing research and product development, primarily to increase the capacity and performance of our product lines on a continuous improvement basis, and routinely evaluate our products and after-market applications for potential enhancements.

Raw Materials

The principal raw material utilized in our manufacturing operations is steel plate, much of which is supplied by our Longview mini mill. Other required materials are generally available in sufficient quantities to meet our manufacturing needs through purchases in the open market, and we do not believe that we are dependent on any single supplier.

Competition

Since 1955, when the first LeTourneau jack-up was delivered, LTI has been recognized as a leading designer and builder of jack-up drilling rigs, having designed or built approximately one-third of all jack-ups currently in operation worldwide. We believe that there are currently more than 80 jack-ups under construction or contracted for construction worldwide, and 16 are LeTourneau designs. At present, we have a limited number of competitors in the jack-up rig design, construction and support industries. However, numerous shipyard facilities have the capability for jack-up rig construction.

We encounter significant competition in the drilling equipment market. The leading competitor in the mud pump market has a share of approximately 80%. Our share of the top drive, drawworks, rotary table and land rig markets is not significant.

We have six major steel competitors, with four in plate products and two in fabricated products. Our share of the overall steel market is negligible, but we are very competitive in certain niche applications for high-strength, thick plate. Internal requirements for steel plate provide a base load for the steel mill.

We encounter competition worldwide from several sources in mining products. Our wheeled loader product line has only two direct competitors, but our larger loader models also compete with other types of loading equipment, primarily electric shovels and hydraulic excavators. Internal market studies indicate that we have achieved a market share of approximately 40% in the large-loader market (above 1,000 horsepower) over the past decade. We recently reentered the small-loader market (up to 1,000 horsepower), and currently have less than a 5% market share due to the availability of smaller and cheaper alternatives.

Our log stackers have four major competitors. Based on market studies, we have market shares of approximately 20% in the United States and about 15% in Canada.

Our competition in the sale of after-market parts is fragmented, with only three other companies considered to be direct competitors. Vendors supplying parts directly to end-users and others who obtain and copy the parts for cheaper and lower-quality substitutes provide more intense competition to us than do direct competitors.

Historically, our manufacturing customer base has been diverse, and none of our product lines are highly dependent on any one customer or small group of customers.

We offer warranties and parts guarantees extending for stipulated periods of ownership or hours of usage, whichever occurs first. In most cases, dealers of our products perform the warranty work. For drilling equipment, we generally perform warranty work directly and accrue for estimated future warranty costs based on historical experience.

Regulations and Hazards

Our manufacturing operations and facilities are subject to regulation by a variety of local, state and federal agencies with authority over safety and environmental compliance. These include the Environmental Protection Agency (EPA), the Texas Commission on Environmental Quality (TCEQ) and the Mississippi Department of Environmental Quality. Our manufacturing facilities must also comply with OSHA and comparable state statutes.

Hazardous materials are generated at our Longview, Texas, plant during the steel making process, and the facility has permits for wastewater discharges, solid waste disposal and air emissions. Industrial wastewater used for cooling purposes is re-circulated and quality tests are conducted regularly. Waste products considered hazardous by the EPA are disposed of by shipment to an EPA- or state- approved waste disposal facility.

Our jack-up rig designs are subject to regulatory approval by various agencies, depending on the geographic areas where the rig will be qualified for drilling. Other than the approvals that classify the jack-up as a vessel, the rules relate primarily to safety and environmental issues, vary by location and are subject to frequent change.

We may be liable for damages resulting from pollution of air, land and inland waters associated with our manufacturing operations. We believe that compliance with environmental protection laws and regulations will have no material effect on our capital expenditures, earnings or competitive position during 2008. Further regulations may reasonably be anticipated, but any effects on our manufacturing operations cannot be accurately predicted.

As a manufacturing company, we may be responsible for certain risks associated with the use of our products. These risks include product liability claims for personal injury and/or death, property damage, loss of product use, business interruption and necessary legal expenses to defend us against such claims. We carry insurance, and we believe we are adequately covered for such risks. We did not assume certain liabilities of Marathon LeTourneau Company, such as product liability and tort claims, associated with products manufactured, produced, marketed or distributed prior to the 1994 acquisition.

DISCONTINUED OPERATIONS

Through 2004, Rowan provided, through a wholly owned subsidiary, Era Aviation, Inc. ("Era"), contract and charter helicopter and fixed-wing aviation services principally in Alaska, the coastal areas of Louisiana and Texas, and the western United States, using a combined fleet of more than 100 helicopters and fixed-wing aircraft. Effective December 31, 2004, Rowan sold the stock of Era for cash.

During the 2000-2005 period, Rowan operated six anchor-handling, towing and supply boats obtained under operating lease agreements. The boats were fully-crewed by the lessor, but managed by Rowan to provide towing and supply services for its drilling operations or third parties. During 2005, Rowan assigned the remaining lease term and sold its purchase options on four anchor-handling boats and allowed the leases covering the two remaining boats to expire.

See Note 12 of the Notes to Consolidated Financial Statements beginning on page 75 of this Form 10-K for more information regarding the Company's discontinued operations.

EMPLOYEES

Rowan had 5,704, 5,160, 4,577 employees at December 31, 2007, 2006 and 2005 respectively. Included in these numbers are citizens of the United States and other countries. None of the Company's employees are covered by collective bargaining agreements with labor unions. Rowan considers relations with its employees to be satisfactory.

CUSTOMERS

During 2007, one drilling customer, Saudi Aramco (13%), accounted for more than 10% of the Company's consolidated revenues. During 2006 and 2005, no customer accounted for more than 10% of consolidated revenues.

ITEM 1A. *RISK FACTORS*

You should consider carefully the following risk factors, in addition to the other information contained and incorporated by reference in this Form 10-K, before deciding to invest in our common stock.

Our operations are volatile and heavily dependent upon commodity prices and other factors beyond our control.

The success of our drilling operations depends heavily upon the condition of the oil and gas industry and the level of drilling activity. Demand for our drilling services is vulnerable to periodic declines in drilling activity that are typically associated with depressed oil and natural gas prices. Even the perceived risk of a decline in oil or natural gas prices may cause oil and gas companies to reduce their spending, in which case demand for our drilling services could decrease and our drilling revenues may be adversely affected by lower rig utilization and/or day rates. Oil and natural gas prices have historically been very volatile, and our drilling operations have in the past suffered through long periods of weak market conditions.

Demand for our drilling services also depends on additional factors that are beyond our control, including:

- fluctuations in the worldwide demand for oil and natural gas;
- the willingness and ability of the Organization of Petroleum Exporting Countries, or OPEC, to limit production levels and influence prices;
- political and military conflicts in oil-producing areas and the effects of terrorism;
- the level of production in non-OPEC countries;
- laws, regulations and policies of various governments regarding exploration and development of their oil and natural gas reserves;
- domestic and international tax policies;
- disruption of exploration and development activities due to hurricanes and other severe weather conditions;
- advances in exploration and development technology; and
- further consolidation of our customer base.

Our drilling operations will be adversely affected by future declines in oil and natural gas prices, but we cannot predict the extent of that effect. Nor can we assure you that a reduction in offshore drilling activity will not occur for other reasons. Our manufacturing operations, though less volatile, are also dependent on commodity prices which affect demand for rigs and rig components and mining and timber equipment and parts.

The drilling industry has historically been cyclical, and periods of low demand could have an adverse effect on our operating results.

The contract drilling industry has historically been cyclical, with periods of high demand, short rig supply and high day rates, followed by periods of lower demand, excess rig supply and low day rates. Although demand for drilling services is currently strong, there can be no assurances that demand will not decline in future periods. Strong demand has led to an increase in new rig construction and reactivation of cold-stacked rigs, which has increased price competition. We believe there are currently more than 80 competitive jack-ups under construction or contracted for construction worldwide, or almost 20% of the existing fleet, and most of these do not have drilling contracts in place. There can be no assurance that the market in general, or a geographic area in particular, will be able to fully absorb these new rigs, and the addition of these rigs could lead to decreased rig utilization, increased price competition and lower day rates. Prolonged periods of low rig utilization and day rates could require us to enter into lower rate contracts or to idle rigs, which would have an adverse effect on our operating results and cash flows. Prolonged periods of low rig utilization and day rates could also result in the recognition of impairment charges on certain of our drilling rigs if future cash flow estimates, based upon information available to management at the time, indicate that their carrying value may not be recoverable.

We have incurred losses recently and over prolonged periods in the past, a circumstance that could occur again in the future.

During 2003 and 2004, we incurred net losses of $7.8 million and $1.3 million, respectively. During 2002, we incurred a net loss of $16 million exclusive of a gain related to the settlement of the *Gorilla V* lawsuit. During the 1985-1995 period, we consistently incurred net losses that totaled more than $360 million. The inherent volatility of the businesses in which we operate makes it likely that we will incur additional losses in the future.

Our markets are highly competitive, which may make it difficult for us to maintain satisfactory price levels.

Our drilling and manufacturing markets are highly competitive, and no single participant is dominant. In our drilling markets, drilling contracts are often awarded on a competitive bid basis, with intense price competition frequently being the primary factor determining which qualified contractor is awarded the job, although rig availability and location, the contractor's safety and operational record and the quality and technical capability of service and equipment are also factors. The delivery of more than 80 new jack-ups over the next three years, most of which do not currently have drilling contracts in place, will increase competition in the offshore drilling industry. Additionally, ongoing mergers among oil and natural gas exploration and production companies reduce the number of available customers and usually delay or cancel drilling projects, which may further increase competition in our drilling markets. Our manufacturing markets are also characterized by vigorous competition among several competitors. Some of our competitors possess greater financial resources than we do. We may have to reduce our prices in order to remain competitive in our markets, which could have an adverse effect on our operating results.

Most of our contracts are fixed-price contracts, and increases in our operating costs could have an adverse effect on the profitability of those contracts.

Most of our drilling contracts provide for the payment of a fixed day rate per rig operating day and our manufacturing contracts typically provide for a fixed price. However, many of our operating costs are unpredictable and vary based on events beyond our control. Our gross margins on these contracts will vary based on fluctuations in our operating costs during the terms of these contracts. If our costs increase or we encounter unforeseen costs, we may not be able to recover such costs from our customers, which could adversely affect our financial position, results of operations and cash flows. Our external manufacturing backlog has increased significantly over the past few years and consists mainly of fixed-price products and services to be delivered over the next 12 months. Accordingly, the magnitude of our exposure to possible losses on fixed-price contracts has increased along with the increase in the backlog. During 2007, we recognized a $15.8 million loss on a $130 million rig construction contract.

Our fleet expansion program may encounter liquidity problems.

If operating conditions deteriorate, our results of operations would suffer and working capital may not be adequate to finance our ongoing fleet expansion program. We have no existing credit facilities and outside financing may not be easily obtainable at a reasonable cost.

We have in progress an offshore fleet expansion program under which we plan to spend approximately $287 million in 2008 towards the completion of our fourth *Tarzan Class* jack-up rig, the construction of three new

240C class jack-ups and the completion of two new land rigs. Another $182 million is committed in 2008 for ongoing upgrades to existing equipment and facilities. In addition, we have outstanding commitments totaling $382 million during 2008-2011 for the construction of four new *Super 116E* class jack-ups at an outside shipyard. Currently, all of our planned capital expenditures are expected to be internally financed through working capital or operating cash flows. If we experience cost overruns or delays in our capital projects or if we should need additional financing and are unable to obtain it at commercially favorable rates, we could experience liquidity problems or be forced to suspend rig construction activities.

Our results of operations will be adversely affected if we are unable to secure drilling contracts for our rigs on economically favorable terms.

The drilling markets in which we compete frequently experience significant fluctuations in the demand for drilling services, as measured by the level of exploration and development expenditures, and the supply of capable drilling equipment. In response to fluctuation market conditions, we can, as we have done in the past, relocate drilling rigs from one geographic area to another, but only when such moves are economically justified over the longer term. If demand for our rigs declines, our rig utilization and day rates are generally adversely affected.

We have not yet obtained drilling contracts for any of our nine jack-up rigs or two land rigs that are currently under construction, or on order, though the expansion of our drilling fleet increases our operating costs. We may be unable to secure economical drilling contracts for our new rigs, in which case their delivery will negatively impact our operating results.

Rig upgrade, enhancement and new construction projects are subject to risks which could cause delays or cost overruns and adversely affect our financial position, results of operations and cash flows.

With more than 80 new jack-up rigs under construction or on order for delivery over the next three years, many shipyards and third party equipment vendors are managing significant resource constraints to meet delivery obligations. Such constraints may lead to substantial delivery and commissioning delays of rigs and equipment, as well as equipment failures and/or performance deficiencies. In addition, new drilling rigs may experience start-up complications following delivery or other unexpected operational problems that could result in significant uncompensated downtime at reduced day rates or the cancellation or termination of drilling contracts. Rig construction projects are subject to risks of delay or cost overruns inherent in any large construction project from numerous factors, including the following:

- shortages of equipment, materials or skilled labor;
- unscheduled delays in the delivery of ordered materials and equipment or shipyard construction;
- failure of equipment to meet quality and/or performance standards;
- financial or operating difficulties of equipment vendors or the shipyard;
- unanticipated actual or purported change orders;
- inability to obtain required permits or approvals;
- unanticipated cost increases between order and delivery, which can be up to two years;
- adverse weather conditions and other events of force majeure;
- design or engineering changes; and
- work stoppages and other labor disputes.

Significant cost overruns or delays could adversely affect our financial position, results of operations and cash flows. Additionally, failure to complete a project on time may result in the delay of revenue from that rig, which also could adversely affect our financial position, results of operations and cash flows. The construction of our fourth *Tarzan Class* jack-up rig, the *J. P. Bussell*, was originally subcontracted to an outside Gulf of Mexico shipyard and scheduled for delivery in the third quarter of 2007 at a total cost of approximately $145 million. As a result of various problems encountered on the project, the expected completion of the rig is now at least one year behind schedule and its expected final cost is at least 20% over the original estimate.

Our four Super Gorilla class rigs and two of our Tarzan Class rigs are pledged as security under our government-guaranteed debt arrangements.

If operating conditions deteriorate and if market conditions were to remain depressed for a long period of time, our results of operations would suffer and working capital and other financial resources may not be available or adequate to service our outstanding debt. Our four *Super Gorilla* class jack-ups and two of our *Tarzan Class* jack-ups are pledged as security under our government-guaranteed debt arrangements. If we were unable to service our debt, it is possible that these assets could be removed from our fleet, in which case our ability to generate revenues would be significantly reduced.

If our customers terminate or seek to renegotiate our drilling contracts, our results of operations may be adversely affected.

Some of our drilling contracts are cancelable by the customer upon specific notice by the customer, or upon the occurrence of events beyond our control, such as the loss or destruction of the rig or the suspension of drilling operations for a specified period of time as a result of a breakdown of major equipment. Although our contracts may require the customer to make an early termination payment upon cancellation of the contract, such payment may not be sufficient to fully compensate us for the loss of the contract. Early termination of a contract may result in a rig being idle for an extended period of time. Our financial position, results of operations and cash flows may be adversely affected by customers' early termination of contracts, especially if we are unable to re-contract the affected rig within a short period of time. Additionally, during adverse market conditions, a customer may be able to obtain a comparable rig at a lower daily rate, and as a result, may seek to renegotiate the terms of their existing drilling contract with us. The renegotiation of a number of our drilling contracts could adversely affect our financial position, results of operations and cash flows.

Failure to obtain or retain highly skilled personnel could adversely affect our operations.

We require highly skilled personnel to operate and provide technical services and support for our businesses. Competition for skilled and other labor required for our drilling operations has increased in recent years as the number of rigs activated or added to worldwide fleets has increased. Additionally, the competition for skilled and other labor required for our manufacturing operations has increased in recent years due to the significant expansion of businesses providing equipment and services to the energy industry. If this expansion continues and the demand for drilling services remains strong or increases, shortages of qualified personnel could develop, creating upward pressure on wages and making it more difficult to staff and service our rigs, which could adversely affect our operating results.

Many of our drilling rigs are subject to damage or destruction by severe weather.

Much of the Gulf of Mexico, the North Sea and offshore eastern Canada frequently experience hurricanes or other extreme weather conditions. Many of our offshore drilling rigs are located in these areas and are thus subject to damage or destruction by these storms. Damage caused by high winds and turbulent seas could cause us to suspend operations on such drilling rigs for significant periods of time until the damage can be repaired. Additionally, even if our drilling rigs are not directly damaged by such storms, we may still experience disruptions in our operations due to damage to our customer's platforms and other related facilities in these areas. During Hurricanes Katrina and Rita in 2005, we lost four rigs and another was significantly damaged. Future storms could result in the loss or damage of additional rigs, which would adversely affect our financial position, results of operations and cash flows.

We are subject to operating risks such as blowouts and well fires that could result in environmental damage, property loss, personal injury and death, some of which may not be covered by insurance or recoverable indemnification.

Our drilling operations are subject to many hazards that could increase the likelihood of accidents. Accidents can result in:

- costly delays or cancellations of drilling operations;
- serious damage to or destruction of equipment;
- personal injury or death;
- significant impairment of producing wells, leased properties or underground geological formations; and
- major environmental damage.

Our offshore drilling operations are also subject to marine hazards, either at offshore sites or while drilling equipment is under tow, such as vessel capsizings, collisions or groundings. In addition, raising and lowering jack-up rigs and drilling into high-pressure formations are complex, hazardous activities and we frequently encounter problems.

Our manufacturing operations also present serious risks. Our manufacturing processes could pollute the air, land, and inland waters, and the products we manufacture could be implicated in lawsuits alleging environmental harm, pròperty loss, personal injury and death.

We have had accidents in the past demonstrating some of the hazards described above, including high pressure drilling accidents resulting in lost or damaged drilling formations and towing accidents resulting in lost drilling equipment. Any similar events could yield future operating losses and have significant adverse impact on our business.

Our insurance coverage may be inadequate and has become more expensive.

Our insurance coverage is subject to certain significant deductibles and levels of self-insurance, does not cover all types of losses and, in some situations, may not provide full coverage for losses or liabilities resulting from our operations. In addition, due to the losses sustained by us and the offshore drilling industry as a consequence of hurricanes that occurred in the Gulf of Mexico in 2004 and 2005, we may not be able to obtain future insurance coverage comparable with that of prior years, thus putting us at a greater risk of loss due to severe weather conditions and other hazards, which could have a material adverse effect on our financial position, results of operations and cash flows. In addition, we are likely to continuing experiencing increased costs for available insurance coverage which may impose higher deductibles and limit maximum aggregated recoveries for certain perils, such as hurricane related windstorm damage or loss. We may be required to modify our risk management program in response to changes in the insurance market, including increased risk retention.

Our customers may be unable to indemnify us.

Consistent with standard industry practice, we typically obtain contractual indemnification from our customers whereby such customers generally agree to protect and indemnify us for liabilities resulting from various hazards associated with the drilling industry. However, there can be no assurance that our customers will be financially able to meet these indemnification obligations, and the failure of a customer to meet such obligations, the failure of one or more of our insurance providers to meet claim obligations, or losses or liabilities resulting from unindemnified, uninsured or underinsured events could have a material adverse effect on our financial position, results of operations and cash flows.

Government regulations and environmental risks, which reduce our business opportunities and increase our operating costs, might worsen in the future.

Government regulations dictate design and operating criteria for drilling vessels, determine taxation levels to which we (and our customers) are subject, control and often limit access to potential markets and impose extensive requirements concerning employee safety, environmental protection and pollution control. Environmental regulations, in particular, prohibit access to some markets and make others less economical, increase equipment and personnel costs and often impose liability without regard to negligence or fault. In addition, governmental regulations may discourage our customers' activities, reducing demand for our products and services. We may be liable for damages resulting from pollution of offshore waters and, under United States regulations, must establish financial responsibility in order to drill offshore.

In response to the significant damage to offshore rigs in recent years caused by Gulf of Mexico hurricanes, various industry and regulatory organizations are considering additional operating constraints during the tropical storm season. Such constraints, if required, could limit the capability of many of the Company's rigs to operate at certain locations in the Gulf of Mexico during a significant portion of each year. Depending upon the Company's ability to obtain work elsewhere, the impact of these additional regulations could be to reduce the Company's ability to generate drilling revenues.

Our operations are increasingly being conducted in foreign areas.

During 2006, we initiated a significant drilling operation in Saudi Arabia, returned to Trinidad and established manufacturing service and supply shops in Dubai and Singapore. Our Middle East operation more than doubled in size during 2007 and we will commence operations offshore West Africa in 2008. Foreign operations are often subject to political, economic and other uncertainties not typically encountered in domestic operations, such as arbitrary taxation policies, onerous customs restrictions, unstable currencies, security threats including terrorism and the risk of asset expropriation due to foreign sovereignty over operating areas. Any one of these factors could have a material adverse effect on our financial position, results of operations and cash flows. Foreign drilling contracts may expose us to greater risks than we normally assume, such as the risk that the contract may be terminated by our customer without cause on short notice, contractually or by governmental action. While we believe that the terms of our contracts mitigate this risk, we can provide no assurance that such terms will be enforced, or that this increased exposure will not have a negative impact on our future operations.

Anti-takeover provisions in our Certificate of Incorporation, bylaws and stockholder rights plan could make it difficult for holders of our common stock to receive a premium for their shares upon a change of control.

Holders of the common stock of acquisition targets may receive a premium for their shares upon a change of control. Delaware law and the following provisions, among others, of our Certificate of Incorporation, bylaws and rights plan could have the effect of delaying or preventing a change of control and could prevent holders of our common stock from receiving such a premium:

- The affirmative vote of 80% of the outstanding shares of our capital stock is required to approve business combinations with any related person that has not been approved by our board of directors. We are also subject to a provision of Delaware corporate law that prohibits us from engaging in a business combination with any interested stockholder for three years from the date that person became an interested stockholder unless specified conditions are met.

- Special meetings of stockholders may not be called by anyone other than our board of directors, our chairman, our executive committee or our president or chief executive officer.

- Our board of directors is divided into three classes whose terms end in successive years, so that less than a majority of our board comes up for election at any annual meeting.

- Our board of directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the voting rights and other privileges of these shares without any vote or action by our stockholders.

- We have adopted a stockholder rights plan that provides our stockholders rights to purchase junior preferred stock in certain circumstances, whereby the ownership of Rowan shares by a potential acquirer can be significantly diluted by the sale at a significant discount of additional Rowan shares to all other stockholders, which could discourage unsolicited acquisition proposals.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

The Company has no unresolved Securities and Exchange Commission staff comments.

ITEM 2. *PROPERTIES*

Rowan leases as its corporate headquarters approximately 79,300 square feet of space in an office tower located at 2800 Post Oak Boulevard in Houston, Texas.

DRILLING RIGS

Following are summaries of the principal drilling equipment owned or operated by Rowan and its contract status at February 21, 2008. See "Liquidity and Capital Resources" under "Management's Discussion and Analysis of Financial Condition and Results of Operations" starting on page 38 of this Form 10-K.

OFFSHORE RIGS

Name	Class(a)	Depth (Feet)(b) Water	Depth (Feet)(b) Drilling	Year in Service	Contract Status Location	Contract Status Customer	Contract Status Type(h)	Duration(i)
Cantilever Jack-up Rigs:								
Super 116E #4(j)	S116E	350	35,000	2011		Available		
Super 116E #3(j)	S116E	350	35,000	2011		Available		
240C #4(j)	240C	400	35,000	2011		Available		
Super 116E #2(j)	S116E	350	35,000	2010		Available		
Super 116E #1(j)	S116E	350	35,000	2010		Available		
240C #3(j)	240C	400	35,000	2010		Available		
Ralph Coffman(j)	240C	400	35,000	2009		Available		
Rowan-Mississippi(j)	240C	400	35,000	2008		Available		
J. P. Bussell(j)	225C	300	35,000	2008		Available		
Hank Boswell(c)(d)	225C	300	35,000	2006	Saudi Arabia	Saudi Aramco	term	March 2011
Bob Keller(c)(d)(k)	225C	300	35,000	2005	Saudi Arabia	Saudi Aramco	term	May 2011
Scooter Yeargain(c)(d)	225C	300	35,000	2004	Saudi Arabia	Saudi Aramco	term	March 2011
Bob Palmer(c)(d)	224C	550	35,000	2003	Gulf of Mexico	BP	term	April 2009
Rowan Gorilla VII(c)(e)	219C	400	35,000	2002	North Sea	In shipyard		March 2008
					West Africa	Cabinda	term	April 2010
Rowan Gorilla VI(c)(e)	219C	400	35,000	2000	North Sea	British Gas	term	October 2009
						CNR	well-to-well	March 2010
Rowan Gorilla V(c)(e)	219C	400	35,000	1998	North Sea	Total	term	August 2010
Rowan Gorilla IV(c)(d)	200C	450	35,000	1986	Gulf of Mexico	McMoRan	well-to-well	June 2008
Rowan Gorilla III(c)(d)	200C	450	30,000	1984	Trinidad	Petro-Canada	term	May 2008
						Available		May 2009
					Eastern Canada	EnCana	term	December 2009
Rowan Gorilla II(c)(d)	200C	450	30,000	1984	Gulf of Mexico	Devon	well-to-well	April 2008
Rowan-California(c)	116C	300	30,000	1983	Saudi Arabia	Saudi Aramco	term	April 2009
Cecil Provine(c)(g)	116C	300	30,000	1982	Gulf of Mexico	Apache	well-to-well	April 2008
Gilbert Rowe(c)(d)	116C	300	30,000	1981	Qatar	Maersk	term	January 2009
Arch Rowan(c)(d)	116C	300	30,000	1981	Saudi Arabia	Saudi Aramco	term	April 2009
Charles Rowan(c)(d)	116C	300	30,000	1981	Saudi Arabia	Saudi Aramco	term	April 2009
Rowan-Paris(c)(d)	116C	300	30,000	1980	Qatar	Maersk	term	January 2009
Rowan-Middletown(c)(d)	116C	300	30,000	1980	Saudi Arabia	Saudi Aramco	term	April 2009
Conventional Jack-up Rigs:								
Rowan-Juneau(c)(f)	116	300	30,000	1977	Gulf of Mexico	Helix ERT	well-to-well	April 2008
						Apache	well-to-well	September 2008
Rowan-Alaska(c)(f)	84	350	30,000	1975	Gulf of Mexico	Stone Energy	well-to-well	April 2008
Rowan-Louisiana(c)(f)	84	350	30,000	1975	Gulf of Mexico	Helix ERT	well-to-well	April 2008
Rowan-Anchorage(c)	52	250	20,000	1972	Gulf of Mexico	ADTI	well-to-well	February 2008

(a) Indicated class is a number assigned by LeTourneau, Inc. to jack-ups of its design and construction. Class 200C is a *Gorilla* class unit designed for extreme hostile environment capability. Class 219C is a *Super Gorilla* class unit, an enhanced version of the Gorilla class. Class 224C is a *Super Gorilla XL* class unit, an enhanced version of the *Super Gorilla* class which has been tailored for the Gulf of Mexico. Class 225C is a *Tarzan Class* unit. Class 240C is a new design that the Company expects will, over time, replace the 116C. Class S116E is a Super 116E class unit, an enhanced version of the 116C.

(b) Indicates rated water depth in current location and rated drilling depth

(c) Unit equipped with a top-drive drilling system

(d) Unit equipped with three mud pumps

(e) Unit equipped with four mud pumps

(f) Unit equipped with a skid base unit — refer to page 4 of this Form 10-K for a discussion of "skid base" technology

(g) Unit sold and leased back under agreement expiring in June 2009

(h) Refer to "Contracts" on page 6 of this Form 10-K for a discussion of types of drilling contracts.

(i) Indicates estimated completion date of work to be performed

(j) Indicates units currently under construction or planned with anticipated year of completion

(k) The *Bob Keller* is currently under tow to the Middle East and should resume drilling operations during the second quarter of 2008.

ONSHORE RIGS(a)

Name	Type	Maximum Drilling Depth (Feet)	Maximum Horsepower	Location	Contract Status		
					Customer	Type(b)	Duration(c)
Rig 9	Diesel electric	20,000	2,000	Louisiana	Available		
Rig 12.....	SCR diesel electric	18,000	1,500	Oklahoma	Available		
Rig 14.....	AC electric	35,000	3,000	Texas	Newfield	well-to-well	March 2008
Rig 15.....	AC electric	35,000	3,000	Texas	Winn	well-to-well	April 2008
Rig 18.....	SCR diesel electric	25,000	2,000	Texas	Anadarko	term	November 2009
Rig 26.....	SCR diesel electric	25,000	2,000	Texas	Sandridge	well-to-well	March 2008
Rig 29.....	Mechanical	18,000	1,500	Oklahoma	Available		
Rig 30.....	AC electric	20,000	2,000	Texas	BBX	well-to-well	May 2008
Rig 31.....	SCR diesel electric	35,000	3,000	Texas Louisiana	Subsurface Energy XXI	well-to-well well-to-well	March 2008 June 2008
Rig 33.....	SCR diesel electric	18,000	1,500	Texas	Devon	term	June 2009
Rig 34.....	SCR diesel electric	25,000	2,000	Texas	Marathon	well-to-well	April 2008
Rig 35.....	SCR diesel electric	18,000	1,500	Texas	EnCana	term	February 2011
Rig 41.....	SCR diesel electric	25,000	2,000	Texas	Petro-Hunt	well-to-well	March 2008
Rig 51.....	SCR diesel electric	25,000	2,000	Texas	Noble Newfield	well-to-well multiple well	April 2008 September 2008
Rig 52.....	SCR diesel electric	25,000	2,000	Texas	Newfield	term	April 2008
Rig 53.....	SCR diesel electric	25,000	2,000	Oklahoma	Marathon	well-to-well	May 2008
Rig 54.....	SCR diesel electric	25,000	2,000	Texas	Newfield	term	July 2008
Rig 59.....	AC electric	25,000	2,000	Texas	Linn	term	June 2008
Rig 60.....	AC electric	25,000	2,000	Texas	Anadarko	term	March 2008
Rig 61.....	AC electric	25,000	2,000	Texas	Chesapeake	term	April 2009
Rig 62.....	AC electric	25,000	2,000	Texas	Newfield	term	February 2009
Rig 63.....	AC electric	25,000	2,000	Texas	Anadarko	term	April 2009
Rig 64.....	AC electric	25,000	2,000	Texas	ExxonMobil	term	November 2008
Rig 65.....	AC electric	25,000	2,000	Texas	Pioneer	term	November 2009
Rig 66.....	AC electric	25,000	2,000	Texas	PetroQuest	term	December 2009
Rig 67.....	AC electric	25,000	2,000	Texas	ConocoPhillips	term	January 2010
Rig 68.....	AC electric	25,000	2,000	Alaska	Pioneer	term	March 2010
Rig 76.....	AC electric	25,000	2,000	Louisiana	Petro Hunt	well-to-well	March 2008
Rig 77.....	AC electric	25,000	2,000	Texas	EnCana	term	December 2009
Rig 84.....	AC electric	25,000	2,000	Texas	Available		
Rig 85.....	AC electric	25,000	2,000	Texas	Available		

(a) Most of the rigs were constructed at various dates between 1960 and 1982, utilizing new as well as used equipment, and have since been substantially rebuilt. Rigs 51-54 were constructed during 2001-02. Rigs 59-66 were completed during 2006 and rigs 67-77 were completed during 2007. Rigs 84 and 85 should be completed during the first half of 2008. All but Rigs 29 and 35 are equipped with a top drive drilling system.

(b) Refer to "Contracts" on page 6 of this Form 10-K for a discussion of types of drilling contracts.

(c) Indicates estimated completion date of work to be performed or duration of pending long-term contracts

Rowan's drilling division leases and, in some cases, owns various operating and administrative facilities generally consisting of office, maintenance and storage space in the states of Alaska, Texas and Louisiana and in the countries of Canada, England, Scotland, Bahrain, Saudi Arabia and Qatar.

MANUFACTURING FACILITIES

LeTourneau's principal manufacturing facility and headquarters are located in Longview, Texas, on approximately 2,400 acres with approximately 1.2 million square feet of covered working area. The facility contains:

- a steel mini mill with 330,000 square feet of covered working area; the mill has two 25-ton electric arc furnaces capable of producing 120,000 melted tons per year;
- a fabrication shop with 300,000 square feet of covered working area; the shop has a 3,000 ton vertical bender for making roll-ups or flattening materials down to 2½ inches thick by 11 feet wide;
- a machine shop with 140,000 square feet of covered working area; and
- an assembly shop with 124,000 square feet of covered working area.

Drilling Products and Systems are machined, fabricated, assembled, and tested at a facility in Houston, Texas, having approximately 450,000 square feet of covered work area and 45,000 square feet of office space. This capacity is supported by the Longview, Texas, facility.

Our jack-up rig construction facility is located in Vicksburg, Mississippi, on 1,850 acres of land and has approximately 560,000 square feet of covered work area. Our rig service and repair operation is carried out primarily at the Company's Sabine Pass, Texas, facility.

The distributor of forestry products in the northwestern United States is located on a six-acre site in Troutdale, Oregon, with approximately 22,000 square feet of building space.

The distributor of mining products in the western United States is located in a leased facility in Tucson, Arizona, having approximately 20,000 square feet. The distributor of mining products in Australia is located in a leased facility in Murarrie, Queensland, having approximately 29,500 square feet. There are additional branch locations in each Australian territory.

ITEM 3. *LEGAL PROCEEDINGS*

During the third quarter of 2005, Rowan lost four offshore rigs, including the Rowan-Halifax, and incurred significant damage on a fifth as a result of Hurricanes Katrina and Rita. The Company leased the Rowan-Halifax under a charter agreement that commenced in 1984 and was scheduled to expire in March 2008. The rig was insured for $43.4 million, a value that Rowan believes satisfied the requirements of the charter agreement, and by a margin sufficient to cover the $6.3 million carrying value of Rowan equipment installed on the rig. However, the owner of the rig claimed that the rig should have been insured for its fair market value and sought recovery from Rowan for compensation above the insured value. Thus, Rowan assumed no insurance proceeds related to the Rowan-Halifax and recorded a charge during 2005 for the full carrying value of its equipment. On November 3, 2005, the Company filed a declaratory judgment action styled Rowan Companies, Inc. vs. Textron Financial Corporation and Wilmington Trust Company as Owner Trustee of the Rowan-Halifax 116-C Jack-Up Rig in the 215th Judicial District Court of Harris County, Texas. The owner filed a similar declaratory judgment action, claiming a value of approximately $83 million for the rig. The owner's motion for summary judgment was granted on January 25, 2007 which, unless overturned on appeal, would make Rowan liable for the approximately $40 million difference between the owner's claim and the insurance coverage, plus interest and costs. The Company continues to believe its interpretation of the charter agreement is correct and is vigorously pursuing an appeal to overturn the summary judgment ruling in the Texas Court of Appeals. The Company does not believe, therefore, that it is probable that it has incurred a loss, nor one that is estimable, and has made no accrual for such at December 31, 2007.

During 2004, Rowan learned that the Environmental and Natural Resources Division, Environmental Crimes Section of the U.S. Department of Justice (DOJ) had begun conducting a criminal investigation of environmental matters involving several of the Company's offshore drilling rigs, including a rig known as the Rowan-Midland, which at various times operated at locations in the Gulf of Mexico.

On October 9, 2007, the Company entered into a plea agreement ("Plea") with the DOJ, under which the Company pled guilty to three felony charges relating to operations on the Rowan-Midland between 2002 and 2004: (i) causing the discharge of a pollutant, abrasive sandblast media, into U.S. navigable waters, thereby violating the

Clean Water Act, (ii) failing to immediately report the discharge of waste hydraulic oil from the Rowan-Midland into U.S. navigable waters, thereby violating the Clean Water Act, and (iii) discharging garbage from the Rowan-Midland in violation of the Act to Prevent Pollution from Ships. As part of the Plea, the Company paid a fine of $7 million and completed community service payments totaling $2 million to various organizations. In anticipation of such payments, the Company recognized a $9 million charge to its fourth quarter 2006 operations. Under the Plea, the Company would have been subject to unsupervised probation for a period of two years. The Plea was submitted for approval to the United States District Court for the Eastern District of Texas. On November 8, 2007, the Company entered into an amended plea agreement with the DOJ extending the unsupervised probationary period from two to three years, which was then approved by the court on November 9, 2007. During the period of unsupervised probation, the Company must ensure that it commits no further criminal violations of federal, state, or local laws or regulations and must also continue to implement its comprehensive Environmental Management System Plan. Subsequent to the conduct at issue, the Company sold the Rowan-Midland to a third party.

The Environmental Protection Agency has approved a compliance agreement with Rowan which, among other things, contains a certification that the conditions giving rise to the violations to which the Company entered guilty pleas have been corrected. The Company believes that if it fully complies with the terms of the compliance agreement, it will not be suspended or debarred from entering into or participating in contracts with the U.S. Government or any of its agencies.

On January 3, 2008, a civil lawsuit styled *State of Louisiana, ex. rel. Charles C. Foti, Jr., Attorney General vs. Rowan Companies, Inc.* was filed in the Eastern District Court of Texas, Marshall Division, seeking damages, civil penalties and costs and expenses for alleged commission of maritime torts and violations of environmental and other laws and regulations involving the *Rowan-Midland* and other facilities in areas in or near Louisiana. The Company intends to vigorously defend its position in this case but cannot estimate any potential liability at this time.

During 2005, the Company learned that the DOJ was conducting an investigation of potential antitrust violations among helicopter transportation providers in the Gulf of Mexico. Rowan's former aviation subsidiary, which was sold effective December 31, 2004, received a subpoena in connection with the investigation. The Company has not been contacted by the DOJ, but the purchaser claimed that Rowan is responsible for any exposure it may have. The Company has disputed that claim.

In June 2007, the Company received a subpoena for documents from the U.S. District Court in the Eastern District of Louisiana relating to a grand jury hearing. The agency requesting the information is the U.S. Department of the Interior, Office of Inspector General Investigations. The documents requested include all records relating to use of the Company entertainment facilities and entertainment expenses for a former employee of the Minerals Management Service, U.S. Department of Interior and other records relating to items of value provided to any official or employee of the U.S. Government. The Company has fully cooperating with the subpoena and has received no further requests.

The construction of Rowan's fourth *Tarzan Class* jack-up rig, the *J. P. Bussell*, was originally subcontracted to an outside Gulf of Mexico shipyard, Signal International LLC (Signal), and scheduled for delivery in the third quarter of 2007 at a total cost of approximately $145 million. As a result of various problems encountered on the project, the expected completion of the rig is now at least one year behind schedule and its expected final cost is at least 20% over the original estimate. Accordingly, Rowan has recently declared Signal in breach of contract and initiated court proceedings styled *Rowan Companies, Inc. and LeTourneau Technologies, Inc. vs. Signal International LLC* in the 269th Judicial District Court of Harris County, Texas to relocate the rig to the Company's Sabine Pass, Texas facility for completion by its Drilling Products and Systems segment and to recover the cost to complete the rig over and above the agreed contract price, plus interest. It is anticipated that Signal will file a counterclaim against Rowan, alleging breach of contract and claiming damages for amounts owed and additional costs incurred totaling in excess of $20 million. The Company intends to vigorously defend its rights under the contract. The Company does not believe that it is probable that Rowan has incurred a loss, nor one that is estimable, and has made no accrual for such at December 31, 2007.

Rowan is involved in various legal proceedings incidental to its businesses and is vigorously defending its position in all such matters. The Company believes that there are no other known contingencies, claims or lawsuits that could have a material adverse effect on its financial position, results of operations or cash flows.

ITEM 4. *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS*

There were no matters submitted to a vote of Rowan common stockholders during the fourth quarter of the fiscal year ended December 31, 2007.

ITEM 4A. *EXECUTIVE OFFICERS OF THE REGISTRANT*

The names, positions, years of credited service and ages of the officers of the Company as of February 26, 2008 are listed below. Officers are appointed by the Board of Directors and serve at the discretion of the Board of Directors. There are no family relationships among these officers, nor any arrangements or understandings between any officer and any other person pursuant to which the officer was selected.

Name	Position	Years of Credited Service	Age
D. F. McNease	Chairman of the Board, President and Chief Executive Officer	33	56
John L. Buvens	Executive Vice President, Legal	27	52
Mark A. Keller	Executive Vice President, Business Development	15	55
David P. Russell	Executive Vice President, Drilling Operations	24	46
J. Kevin Bartol	Vice President, Strategic Planning	—	48
Barbara A. Carroll	Vice President, Environmental Affairs	—	53
Michael J. Dowdy	Vice President, Engineering	17	48
D. C. Eckermann(1)	Vice President, Manufacturing	21	60
William C. Provine	Vice President, Investor Relations	21	61
William H. Wells	Vice President, Finance and Chief Financial Officer	13	45
Terry D. Woodall	Vice President, Human Resources	2	59
George C. Jones	Compliance Officer	1	42
Gregory M. Hatfield	Controller	13	38
Melanie M. Trent	Corporate Secretary and Special Assistant to the CEO	2	43

(1) Mr. Eckermann also serves as President and Chief Executive Officer of LeTourneau Technologies, Inc., a Rowan subsidiary.

Each of the officers listed above continuously served in the position shown above for more than the past five years except as noted in the following paragraphs.

Since May 2004, Mr. McNease's principal occupation has been in the position set forth. From May 2003 to May 2004, Mr. McNease served as President and Chief Executive Officer of the Company. From August 2002 to May 2003, Mr. McNease served as President and Chief Operating Officer of the Company. From April 1999 to August 2002, Mr. McNease served as Executive Vice President of the Company and President of its drilling subsidiaries. Mr. McNease was first elected to the Board of Directors in April 1998.

Since January 2007, Mr. Buvens' principal occupation has been in the position set forth. From April 2003 until January 2007, Mr. Buvens served the Company as Senior Vice President, Legal. Prior to that time, Mr. Buvens served the Company as Vice President, Legal.

Since January 2007, Mr. Keller's principal occupation has been in the position set forth. Prior to that time, Mr. Keller served the Company as Senior Vice President, Marketing.

Since January 2007, Mr. Russell's principal occupation has been in the position set forth. From January 2005 to January 2007, Mr. Russell served the Company as Vice President, Drilling. Prior to that time, Mr. Russell served the Company as Vice President, Rowan Drilling Company, Inc., a Rowan subsidiary.

Since June 2007, Mr. Bartol's principal occupation has been in the position set forth. From January 2007 to June 2007, Mr. Bartol served as a consultant to the company on strategic initiatives. Prior to that time, Mr. Bartol's previous positions included: CFO of Jindal United Steel Corp., COO of Network International, co-founder of the Saint Arnold Brewing Company and Vice President at Simmons and Company International.

Since October 2007, Ms. Carroll's principal occupation has been in the position set forth. Prior to that time, Ms. Carroll was VP of Environmental, Health and Safety for TEPPCO Partners, LLP.

Since April 2006, Mr. Dowdy's principal occupation has been in the position set forth. Prior to that time, Mr. Dowdy was Chief Engineer, Marine Group for LeTourneau, Inc., a Rowan subsidiary.

Since January 2007, Mr. Wells' principal occupation has been in the position set forth. From May 2005 to January 2007, Mr. Wells served the Company as Vice President, Finance and Treasurer. Prior to that time, Mr. Wells served the Company as Controller.

Since July 2005, Mr. Woodall's principal occupation has been in the position set forth. Prior to that time, Mr. Woodall was Manager, U.S. Employee Services for Schlumberger.

Since July 2007, Mr. Jones' principal occupation has been in the position set forth. From July 2006 to July 2007, Mr. Jones served the Company as Senior Corporate Counsel. Prior to that time, Mr. Jones practiced corporate law at Andrews Kurth LLP.

Since May 2005, Mr. Hatfield's principal occupation has been in the position set forth. Prior to that time, Mr. Hatfield served the Company as Corporate Accountant.

Since January 2007, Ms. Trent's principal occupation has been in the position set forth. From October 2005 to January 2007, Ms. Trent served the Company as Corporate Secretary and Compliance Officer. From 2004 — September 2005, Ms. Trent performed contract legal services, primarily for Jindal United Steel Corp., a Baytown, Texas steel mill company. From 1998 to September 2002, Ms. Trent worked at Reliant Energy, Incorporated, as the Senior Aide to the CEO (1999-2001) and then as Vice President — Investor Relations.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS*

Rowan's Common Stock is listed on the New York Stock Exchange. The price range below is as reported by the New York Stock Exchange on the Composite Tape. On January 31, 2008, there were approximately 1,500 holders of record.

	2007		2006	
Quarter	High	Low	High	Low
First	$33.77	$29.48	$45.61	$36.16
Second	41.61	32.56	48.15	33.13
Third	46.16	34.10	36.77	29.75
Fourth	41.30	34.79	37.99	29.03

The graph below reflects the relative investment performance of Rowan Companies, Inc. common stock, the Dow Jones U.S. Oil Equipment and Services Index and the S&P 500 Index for the five-year period ending December 31, 2007, assuming reinvestment of dividends on the date of payment into the common stock.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Rowan Companies, Inc., The S&P 500 Index
And The Dow Jones US Oil Equipment & Services Index



DOLLARS
450
400
350
300
250
200
150
100
50
0
Rowan Companies, Inc.
S&P 500
Dow Jones US Oil Equipment & Services
12/02
12/03
12/04
12/05
12/06
12/07

	12/02	12/03	12/04	12/05	12/06	12/07
Rowan Companies, Inc.	**100.00**	**102.07**	**114.10**	**159.48**	**150.56**	**180.89**
S&P 500	**100.00**	**128.68**	**142.69**	**149.70**	**173.34**	**182.87**
Dow Jones US Oil Equipment & Services	**100.00**	**114.70**	**155.29**	**235.66**	**267.40**	**387.58**

On February 24, 2006, Rowan paid a special cash dividend of $.25 per common share to shareholders of record on February 8, 2006. On May 2, 2006, Rowan's Board of Directors approved a regular quarterly cash dividend $.10 per share, which the Company has since paid on each of May 26, August 18 and November 29, 2006 and February 20, June 6, August 29, and November 30, 2007. Future dividends, if any, will only be paid at the discretion of the Board of Directors. At December 31, 2007, Rowan had approximately $253 million of retained earnings available for distribution to stockholders under the most restrictive provisions of its debt agreements.

During 2007, Rowan repurchased 25,139 shares of common stock from employees in connection with income tax and related withholding obligations due to vesting of restricted stock grants.

For information concerning Common Stock of the Company to be issued in connection with the Company's equity compensation plans, see PART III, ITEM 12, SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS on page 82 of this Form 10-K.

ITEM 6. *SELECTED FINANCIAL DATA*

The following information summarizes Rowan's results of operations and financial position for each of the last five years.

	2007	2006	2005	2004	2003
	(In thousands except per share amounts and ratios)				
Operations					
Revenues:					
Drilling services	$ 1,382,571	$ 1,067,448	$ 775,356	$ 472,103	$ 392,211
Manufacturing sales and services	712,450	443,286	293,426	207,573	137,043
Total	2,095,021	1,510,734	1,068,782	679,676	529,254
Costs and expenses:					
Drilling services	591,412	504,873	388,259	319,226	295,960
Manufacturing sales and services	596,541	372,219	253,688	177,041	113,802
Depreciation and amortization	118,796	89,971	81,204	78,489	70,002
Selling, general and administrative	94,905	78,243	71,428	48,182	42,329
Gain on sales of property and equipment	(40,506)	(29,266)	(52,449)	(1,747)	(2,002)
Charge for estimated environmental fine	—	9,000	—	—	—
Gain on hurricane-related events	—	—	(13,948)	—	—
Total	1,361,148	1,025,040	728,182	621,191	520,091
Income (loss) from operations	733,873	485,694	340,600	58,485	9,163
Other income (expense) — net	5,213	7,660	4,870	(13,892)	(14,284)
Provision (credit) for income taxes	255,286	176,377	127,633	17,108	(1,788)
Income (loss) from continuing operations	483,800	316,977	217,837	27,485	(3,333)
Income (loss) from discontinued operations including gain (loss) on sale, net of taxes(1)	—	1,269	11,963	(28,758)	(4,441)
Net income (loss)	$ 483,800	$ 318,246	$ 229,800	$ (1,273)	$ (7,774)
Per share of common stock:					
Net income (loss):					
Basic:					
Income (loss) from continuing operations	$ 4.36	$ 2.87	$ 2.00	$ .26	$ (.04)
Income (loss) from discontinued operations	$ .00	$ .01	$ .11	$ (.27)	$ (.04)
Net income (loss)	$ 4.36	$ 2.89	$ 2.11	$ (.01)	$ (.08)
Diluted:					
Income (loss) from continuing operations	$ 4.31	$ 2.84	$ 1.97	$ .26	$ (.04)
Income (loss) from discontinued operations	$ .00	$ .01	$ .11	$ (.27)	$ (.04)
Net income (loss)	$ 4.31	$ 2.85	$ 2.08	$ (.01)	$ (.08)
Financial Position					
Cash and cash equivalents	$ 284,458	$ 258,041	$ 675,903	$ 465,977	$ 58,227
Property, plant and equipment — net	2,487,811	2,133,226	1,720,734	1,669,494	1,620,988
Total assets	3,875,305	3,435,398	2,975,183	2,492,286	2,190,809
Long-term debt	420,482	485,404	550,326	574,350	569,067
Stockholders' equity	2,348,438	1,874,046	1,619,739	1,408,884	1,136,830
Statistical Information					
Current ratio	2.63	2.13	3.55	3.44	2.95
Long-term debt/total capitalization	.15	.21	.25	.29	.33
Book value per share of common stock	$ 21.10	$ 16.97	$ 14.75	$ 13.12	$ 12.08
Price range of common stock	$29.48-46.16	$29.03-48.15	$24.53-39.50	$20.95 - 27.26	$17.70 - 26.72
Cash dividends	$ .40	$ .55	$ .50	$ —	$ —

(1) Amounts reflect the aggregate after-tax results of Rowan's aviation and boat operations which were sold in 2004 and 2005, including the resulting gain (loss) of $(16.0) million and $13.1 million, respectively. See Note 12 of the Notes to Consolidated Financial Statements beginning on page 75 of this Form 10-K for further information regarding the Company's discontinued operations.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

RESULTS OF OPERATIONS

The following table highlights Rowan's operating results for the years indicated (in millions):

	2007	2006	2005
Revenues:			
Drilling	$1,382.6	$1,067.4	$ 775.4
Manufacturing:			
Drilling products and systems	498.6	241.0	105.1
Mining, forestry and steel products	213.8	202.3	188.3
Total manufacturing	712.4	443.3	293.4
Total revenues	$2,095.0	$1,510.7	$1,068.8
Operating income:			
Drilling	$ 661.8	$ 447.7	$ 332.9
Manufacturing:			
Drilling products and systems	43.0	23.5	(7.8)
Mining, forestry and steel products	29.1	14.5	15.5
Total manufacturing	72.1	38.0	7.7
Total operating income	$ 733.9	$ 485.7	$ 340.6
Income from continuing operations	$ 483.8	$ 317.0	$ 217.8
Income from discontinued operations	$ —	$ 1.2	$ 12.0
Net income	$ 483.8	$ 318.2	$ 229.8

As indicated in the preceding table, Rowan's results of operations are heavily dependent upon the performance of our drilling division, which comprises about 94% of our fixed assets and, over the past three years, has generated 69% of our aggregate revenues and 92% of our aggregate operating income. Our manufacturing operations, featuring our Drilling Products and Systems segment, have led the strategic expansion and upgrade of our drilling fleet over the past decade and, in recent years, has expanded product lines and improved contributions to our operating results, as is demonstrated above with revenue increases exceeding 50% in each of the past two years and meaningful increases in profitability. The performance of each of our continuing operations over the 2005-2007 period is discussed more fully below.

The amounts shown in the table above for Income from discontinued operations reflect the aggregate after-tax results of our aviation and boat operations for each of the past three years, including a $13.1 million after-tax gain recognized on the sale of our boat purchase options in 2005. See Note 12 of the Notes to Consolidated Financial Statements beginning on page 75 of this Form 10-K for further information regarding the Company's discontinued operations.

Drilling Operations

Rowan's drilling operating results are a function of rig activity and day rates in our principal operating areas, which are offshore in the Middle East, Gulf of Mexico, the North Sea, eastern Canada and, beginning in 2008, West Africa, and onshore in several Gulf Coast states and Alaska. In 2006 and 2007, we significantly expanded our presence in the Middle East and will have nine jack-up rigs or 43% of our offshore fleet in that market by the second quarter of 2008. We are selective in pursuing work in other overseas markets where our premium and harsh environment jack-up rigs are well-suited, and seek opportunities to maximize long-term returns.

Rig activity and day rates are primarily determined by energy company exploration and development expenditures, which are heavily influenced by oil and natural gas prices, and the availability of competitive equipment. Day rates generally follow the trend in rig activity and, due to intense competition pervasive in the contract drilling industry, both measures have historically declined much faster than they have risen.

In recent years, global demand for oil and natural gas has increased in order to fuel growing economies, especially in developing nations like China and India. At the same time, many key producers have increasingly struggled with depleting reserves, requiring more drilling simply to maintain current production levels. These market forces have caused a dramatic increase in oil and natural gas prices. Marginal drilling projects that were deemed uneconomical a few years ago with oil at $25 per barrel or gas at $3 per mcf, are considered worth the additional risk at prices well above $50 and $5, respectively. At the same time, the global jack-up fleet has continued to age, with the average rig now more than 20 years old. These trends caused a surge in worldwide drilling activity beginning in 2005, with all available rigs benefitting. More recently, however, we have begun to see a bifurcation of the jack-up market emerging, with newer and more capable rigs being marketed throughout the world, maintaining more consistent utilization and commanding higher day rates, while opportunities for older and less capable "commodity" rigs have become more limited.

Our rig fleets consist currently of 21 offshore jack-up rigs and 29 land rigs. Our offshore fleet features three *Gorilla* class jack-ups built during the early 1980s, four *Super Gorilla* class jack-ups constructed during the 1998-2003 period, and three *Tarzan Class* jack-ups delivered in the 2004-2006 period. Nine additional jack-ups are under construction or on order with deliveries expected over the 2008-2011 period. Our land fleet includes 12 newly-constructed rigs, four rigs built during 2001-2002 and 11 rigs that have been refurbished in recent years. Two additional land rigs are expected to be completed during 2008.

For much of our history, our offshore drilling operations have been focused in the Gulf of Mexico, where eight of our offshore rigs are currently deployed. This market is extremely fragmented among many oil and gas companies, many of whom are independent operators whose drilling activities are often highly dependent upon near-term operating cash flows. A typical drilling assignment may call for 30-60 days of exploration or development work, performed under a single-well contract with negotiable renewal options. Long-term contracts have been rare, and generally are available only from the major integrated oil companies and a few of the larger independent operators. Thus, drilling activity and day rates in this market have tended to fluctuate rather quickly, and generally follow trends in natural gas prices. Under these market conditions, Rowan generally avoided long-term commitments in the past unless they provided opportunities for rate adjustments in the future.

As discussed more fully below, high natural gas prices and the continued migration of rigs to foreign markets in recent years, coupled with the significant loss of equipment during the 2005 hurricanes, created a jack-up supply deficit in the Gulf of Mexico in 2006. As a result, rig day rates, which increased dramatically in late 2005, continued to set new records during 2006 and early 2007, and the occasional term drilling contract, ranging from six months to two years, became available for certain high specification rigs. These opportunities have been more prevalent in other markets, however, and Gulf of Mexico market conditions have since weakened, especially for less capable rigs. In anticipation of these factors, we had begun to focus our marketing efforts in the Middle East, the North Sea and other foreign areas beginning in 2005, and currently have two-thirds of our jack-up rigs committed to markets outside the Gulf of Mexico.

The Middle East market has been a primary focus for our drilling operations since late 2005, when we obtained a three-year contract from Saudi Aramco for four of our jack-up rigs offshore Saudi Arabia. The *116C* class jack-ups *Rowan-Middletown*, *Charles Rowan*, *Arch Rowan* and *Rowan-California* departed the Gulf of Mexico in January 2006 and commenced operations in the Persian Gulf in April. In 2007, we added four rigs to this market: a two-year contract for Maersk offshore Qatar with *116C* class jack-ups *Rowan-Paris* and *Gilbert Rowe* which began in late January and a four-year contract for Saudi Aramco with *Tarzan Class* jack-ups *Scooter Yeargain* and *Hank Boswell* which began in late March. The *Tarzan Class* jack-up *Bob Keller* recently departed the Gulf of Mexico for a three-year assignment for Saudi Aramco which should begin in the second quarter of 2008.

The North Sea is a mature, harsh environment offshore drilling market that has long been dominated by major oil and gas companies operating within a relatively tight regulatory environment. Project lead times are often lengthy and drilling assignments, which typically require ultra premium equipment capable of handling extreme weather conditions and high down-hole pressures and temperatures, can range from several months to several years. Thus, drilling activity and day rates in the North Sea move slowly in response to market conditions, and generally follow trends in oil prices.

Our North Sea operations currently include our *Super Gorilla* class jack-ups *Gorilla V*, *Gorilla VI* and *Gorilla VII*. The *Gorilla V* commitment should extend into the third quarter of 2010 while *Gorilla VI* is currently committed through the first quarter of 2010. The *Gorilla VII* recently obtained a two-year commitment offshore Angola that should begin in the second quarter of 2008.

We have operated offshore eastern Canada at varying levels since the early 1980s, and our presence there peaked at three fully utilized rigs in mid-2000. More recently, demand for harsh environment jack-ups in the area has been sporadic. The departure of the *Gorilla VI* in late 2006 left us with no ongoing drilling operations there, though one of our *Gorilla* class rigs will return to eastern Canada for a minimum six-month assignment beginning in mid to late 2009.

Rowan has never cold-stacked its drilling rigs during slack periods as we believe the long-term costs of retraining personnel and restarting equipment negates any short-term savings. Thus, our drilling expenses have not typically fluctuated with rig activity, though they have increased as our rig fleets have been expanded and relocated. Rig fleet additions over the past three years have included the *Tarzan Class* jack-ups *Hank Boswell* (September 2006) and *Bob Keller* (August 2005), twelve new land rigs delivered in 2006 (8 rigs) and 2007 (4 rigs) and two existing land rigs that were refurbished during 2005.

2007 Compared to 2006

The following table highlights the performance of our drilling division during 2007 compared to 2006 (dollars in millions):

	2007		2006	
	Amount	% of Revenues	Amount	% of Revenues
Revenues	$1,382.6	100	$1,067.4	100
Operating costs	(591.4)	(43)	(504.9)	(47)
Depreciation expense	(101.8)	(7)	(77.5)	(7)
Selling, general and administrative expenses	(68.3)	(5)	(56.5)	(5)
Gains on property disposals and other	40.7	3	19.2	2
Operating income	$ 661.8	48	$ 447.7	43

Drilling revenues increased by $315.2 million or 30% in 2007, due primarily to the effects of increased average day rates and drilling activity, as follows (in millions):

Increases in average day rates	$140.8
New or reactivated rigs	124.3
Net increase in activity for relocated rigs	77.8
Decrease in rebillable expenses	(18.8)
Other, primarily reduced activity for existing rigs	(8.9)
Total increase	$315.2

Our overall offshore fleet utilization was 94% in 2007, up from 86% in 2006, when several rigs were being prepared for long-term assignments overseas. We compute rig utilization as revenue-producing days divided by total available rig-days. Our average offshore day rate was $156,200 in 2007, an increase of approximately 11% over 2006. Average day rates are determined as recorded revenues, excluding rebilled expenses, divided by revenue-producing days. Total revenue-producing days offshore increased by 1,154 or 19% between years, with over one-half of that increase associated with the relocated rigs.

Oil prices continued their upward ascent to record levels in 2007, increasing consistently throughout the year from the upper $50s per barrel in January to the mid $90s in December. Thus, many foreign markets like the Middle East continued to pursue high-specification jack-ups with long-term contracts at historic rates. During early 2007, four of our rigs commenced operations in the Middle East under multi-year contracts following their relocation from the Gulf of Mexico. Our eight jack-ups working offshore Saudi Arabia and Qatar collectively generated approximately $400 million of drilling revenues in 2007, averaging almost $149,000 per day.

Demand for harsh environment equipment in the North Sea remained strong during the year enabling us to keep our rigs fully utilized and increase our contracted backlog in that market. *Gorilla V* was 99% utilized there in 2007 and generated almost $173,000 per day in drilling revenues during the year. *Gorilla VII* was 95% utilized in the North Sea market in 2007 and averaged more than $257,000 per day there in drilling revenues during the year. After relocating from Canada in early 2007, *Gorilla VI* was 100% utilized in the North Sea and averaged more than $302,000 per day there in drilling revenues during the remainder of the year. Our collective North Sea drilling operations generated approximately $246 million of drilling revenues in 2007, averaging more than $241,000 per day.

Gorilla III was 100% utilized offshore Trinidad in 2007 and generated more than $76 million of drilling revenues, or almost $209,000 per day.

The following table summarizes average natural gas prices and our Gulf of Mexico fleet utilization and average day rates during the year:

	Natural Gas (MCF)*	Average Utilization	Average Day Rate
First quarter 2007	$7.17	98%	$127,700
Second quarter 2007	7.66	92%	123,800
Third quarter 2007	6.24	98%	132,100
Fourth quarter 2007	7.39	94%	133,300
Full year 2007	7.12	96%	129,300
Full year 2006	6.98	91%	138,800

* Source: New York Mercantile Exchange (NYMEX)

Natural gas prices remained at historically high levels throughout 2007, though fluctuating weather conditions and high storage levels contributed to price weakness during the third quarter and reduced drilling demand in the Gulf of Mexico and throughout the United States. Thus, the migration of many competitive jack-ups from the Gulf of Mexico continued throughout 2007. Most of the available rigs that remained in the area encountered tougher competition for fewer drilling assignments and, as a result, declining day rates. Our six-month to two-year term commitments for four of our nine Gulf of Mexico rigs — *Bob Palmer, Gorilla II, Gorilla IV and Bob Keller* — helped to insulate Rowan from the impact of weakening demand. As shown in the preceding table, our average Gulf of Mexico day rate decreased by $9,500 or 7% during 2007.

The four rigs mentioned above were collectively 95% utilized in 2007 and averaged more than $180,000 per day in drilling revenues during the year, with only the *Bob Palmer* experiencing downtime as a result of contractually-required modifications. The *Rowan-Louisiana*, which was severely damaged in 2005 during Hurricane Katrina, returned to service in the Gulf of Mexico in December 2006, and was 100% utilized in 2007. Our total revenue-producing days in the Gulf of Mexico decreased by 777 or 20% in 2007 due to the rig relocations that occurred over the past two years.

Our 29 deep-well land rigs in Texas, Louisiana, Oklahoma and Alaska generally withstood the weakening domestic market conditions during 2007, and attained 95% utilization and an average day rate of $22,800 during the year, compared to 97% and $22,600 in 2006. The fleet included twelve new 2000 horsepower rigs that were constructed during the past two years which contributed to a 2,497 or 36% increase in revenue-producing days in 2007. Two additional new land rigs are currently under construction and expected to be delivered during the first half of 2008.

Drilling operating costs increased by $86.5 million or 17% in 2007 compared to 2006, due primarily to effects of the following (in millions):

New or reactivated rigs — *Hank Boswell* (September 2006), *Rowan-Louisiana* (December 2006) and twelve land rigs	$ 57.9
Rebillable expenses for existing rigs — primarily rig relocation costs — decreased by 54%	(25.9)
Compensation costs for existing rigs and related benefits	18.6
Towing costs — primarily international rig moves — increased by 255%	13.4
Repairs and maintenance for existing rigs increased by 14%	11.1
All other	11.4
Total increase	$ 86.5

Depreciation expense incurred by our drilling operations increased by $24.3 million or 31% in 2007, due primarily to the addition of the rigs noted above. Selling, general and administrative costs increased by $11.8 million or 21% in 2007, due primarily to incremental incentive compensation costs associated with our improved financial results.

Our drilling operations realized $40.7 million of gains on asset disposals during 2007, including a $14.1 million gain in connection with the sale of our Alaska-based drilling camps and a $23.4 million gain related to the installment sale of the *Rowan-Midland* and related equipment. The net gain for 2006 was $28.2 million, most of which related to the installment sale of the *Rowan-Midland* and related equipment. Our 2006 operating results also included a $9.0 million charge in the fourth quarter for fines and community service payments made in 2007 in settlement of criminal charges stemming from a Department of Justice criminal investigation of environmental matters involving several of our offshore drilling rigs. This matter is discussed more fully under LIQUIDITY AND CAPITAL RESOURCES: *Contingent Liabilities* beginning on page 42.

2006 Compared to 2005

The following table highlights the performance of our drilling division during 2006 compared to 2005 (dollars in millions):

	2006		2005	
	Amount	% of Revenues	Amount	% of Revenues
Revenues	$1,067.4	100	$ 775.4	100
Operating costs	(504.9)	(47)	(388.3)	(50)
Depreciation expense	(77.5)	(7)	(69.4)	(9)
Selling, general and administrative expenses	(56.5)	(5)	(51.6)	(7)
Gains on property disposals and other	19.2	2	66.8	9
Operating income	$ 447.7	43	$ 332.9	43

Drilling revenues increased by $292.0 million or 38% in 2006, due primarily to the effects of increased average day rates between periods, which more than offset the net impact of changes in our rigs fleets and reduced drilling activity for relocating rigs, as follows (in millions):

Increases in average day rates	$357.3
Rigs lost/damaged in 2005 hurricanes	(75.4)
Rigs sold	(28.8)
New rigs	28.0
Increase in rebillable expenses	23.9
Other, primarily reduced activity for relocating rigs	(13.0)
Total increase	$292.0

Our overall offshore fleet utilization was 86% in 2006, down from 96% in 2005, as several rigs were being prepared for long-term assignments overseas. We compute rig utilization as revenue-producing days divided by total available rig-days. Our average offshore day rate was $141,500 in 2006, an increase of approximately 81% over 2005. Average day rates are determined as recorded revenues, excluding rebilled expenses, divided by revenue-producing days. Total revenue-producing days declined by just over 1,000 or 7% between years, with much of that decrease associated with the rigs that were being prepared for long-term assignments overseas.

Natural gas prices remained at historically high levels throughout 2006, though mild weather contributed to a decline from the record average prices experienced during 2005. The migration of competitive jack-ups from the Gulf of Mexico continued during 2006, which enabled higher rates for those rigs that remained in the area, and our day rates easily surpassed our all time high levels. The following table summarizes average natural gas prices and our Gulf of Mexico fleet utilization and average day rates during the year:

	Natural Gas (MCF)*	Average Utilization	Average Day Rate
First quarter 2006	$7.84	96%	$123,500
Second quarter 2006	6.65	96%	143,500
Third quarter 2006	6.18	88%	150,600
Fourth quarter 2006	7.24	83%	140,300
Full year 2006	6.98	91%	138,800
Full year 2005	9.02	97%	71,100

* Source: New York Mercantile Exchange (NYMEX)

As shown in the preceding table, our average Gulf of Mexico day rate increased by 95% in 2006, though rates began to weaken somewhat during the fourth quarter. The onset of the hurricane season in June dampened overall drilling activity during the third quarter, forcing available rigs to compete for fewer, shallow-water opportunities, and many operators had exhausted much of their drilling budgets before the end of the year.

Our third *Tarzan Class* jack-up, the *Hank Boswell*, was delivered and commenced operations in the Gulf of Mexico in September 2006. The *Rowan-Louisiana*, which was severely damaged in 2005 during Hurricane Katrina, was returned to service in December 2006. Eight rigs either began or ended the year mobilizing from the Gulf of Mexico: four rigs commenced operations in Saudi Arabia in April 2006, two rigs began drilling in Qatar in January 2007 and two additional rigs, including the *Hank Boswell*, were in the shipyard preparing to relocate to Saudi Arabia at year end. In addition, the *Gorilla III* left the Gulf of Mexico in August and began work in Trinidad in September. As a result, our total revenue-producing days in the Gulf of Mexico decreased by 3,479 or 47% during 2006.

Spot oil prices continued to set records in 2006. Prices on the NYMEX traded between $55 and $70 per barrel for almost the entire year, reaching an all time high of $77 per barrel in July, and ended the year at around $60. Thus, many foreign markets like the Middle East continued to lure jack-ups from the Gulf of Mexico with long-term contracts at attractive rates. Our four jack-ups working offshore Saudi Arabia generated approximately $115 million of drilling revenues in 2006, averaging more than $113,000 per day.

Demand for harsh environment equipment in the North Sea improved during the year enabling us to keep our rigs fully utilized and, as noted previously, increase our contracted backlog in the area. *Gorilla V* was 95% utilized in the UK sector of the North Sea in 2006 and generated more than $138,000 per day in drilling revenues during the year. *Gorilla VII* was 98% utilized offshore Denmark in 2006 and averaged more than $198,000 per day there in drilling revenues during the year.

Gorilla VI was 85% utilized and generated almost $184,000 per day in drilling revenues offshore eastern Canada during 2006. *Gorilla III* was relocated from the Gulf of Mexico to Trinidad during the third quarter of 2006, where the rig was fully utilized and averaged more than $186,000 per day in drilling revenues during the remainder of the year.

Our 25 land rigs were 97% utilized in Texas, Louisiana and Oklahoma in 2006, and achieved an average day rate of $22,600 during the year, compared to 98% and $18,400 in 2005. The fleet included eight of twelve new 2000 horsepower rigs that were constructed during the year. One additional new land rig was completed in early 2007 and the remaining three rigs are expected to be delivered during the first and third quarters of 2007. Ten of the twelve new rigs have been contracted for terms ranging from two to three years.

Drilling operating costs increased by $115.9 million or 30% in 2006 compared to 2005, due to effects of the following (in millions):

Insurance increased by 355%	$ 37.0
Rebillable expenses — primarily rig relocation charges — increased by 90%	23.9
Repairs and maintenance for existing rigs increased by 28%	17.0
New rigs — primarily *Bob Keller* (September 2005), *Hank Boswell* (September 2006) and eight land rigs	14.5
Labor costs increased by 8%	11.2
All other	13.0
Total increase	$116.6

Depreciation expense incurred by our drilling operations increased by $8.1 million or 12% in 2006, due primarily to the addition of the rigs noted above. Selling, general and administrative costs increased by $4.9 million or 9% in 2006, due primarily to additional incentive compensation costs following the adoption of Statement of Financial Accounting Standards No. 123R.

Drilling operating income in 2006 included $28.2 million of gains on asset disposals during the year, $24.5 million of which related to the installment sale of the *Rowan-Midland* and related equipment, compared to $66.8 million in 2005, which resulted from both asset disposals and the net excess insurance recoveries related to our losses during Hurricanes Katrina and Rita. Our 2006 operating results also included a $9 million charge for fines and community service payments made in 2007 in settlement of criminal charges stemming from a Department of Justice criminal investigation of environmental matters involving several of our offshore drilling rigs. This matter is discussed more fully under LIQUIDITY AND CAPITAL RESOURCES: *Contingent Liabilities* beginning on page 42.

Outlook

Worldwide rig demand is inherently volatile and has historically varied from one market to the next, as has the supply of competitive equipment. Exploration and development expenditures are affected by many local factors, such as political and regulatory policies, seasonal weather patterns, lease expirations, new oil and gas discoveries and reservoir depletion. In the end, however, the level and expected direction of oil and natural gas prices are what most impact drilling activity, and oil and gas prices are ultimately a function of the supply of and demand for those commodities. With consistently high prices in recent years, most energy companies have realized substantial cash flows while also struggling to sustain production and replace reserves. We believe, therefore, that investments will continue to be made in additional drilling projects throughout the world.

Currently, the worldwide jack-up market appears to be as strong as it's ever been, with over 90% of the competitive fleet under contract. In addition, the expected demand for jack-ups exceeds the current supply of rigs in the Middle East, Southeast Asia, West Africa and the Mediterranean. We believe that these markets will absorb many of the more than 80 newbuild jack-up rigs scheduled for delivery during 2008-2011, though the migration of high specification drilling equipment from mature jack-up markets like the Gulf of Mexico and the North Sea may also continue in the near term. Our long-term contracts obtained over the past two years in the Middle East, North Sea and West Africa have brought significantly more global diversification and revenue visibility to our drilling operations and we will continue to pursue overseas assignments that we believe will maximize the contribution of our offshore rigs and enhance our operating results.

The 2005 hurricanes caused tremendous damage to drilling and production equipment and facilities throughout the Gulf Coast, and we suffered a significant loss of prospective revenues from the total destruction of four rigs. During 2006, there was a noticeable decline in demand for drilling equipment that coincided with the onset of hurricane season in June and grew more pronounced as growing natural gas inventories caused prices to weaken during the third and early fourth quarters. This ultimately forced jack-up contractors, including Rowan, to accept reduced rates in certain cases in order to keep less capable rigs fully utilized. These conditions — reduced drilling opportunities during hurricane season and natural gas price volatility — were repeated in 2007, and utilization and day rates for available rigs weakened further over the last half of the year. Currently, Gulf of Mexico rig demand remains well below peak 2006 levels, but appears to be recovering. We are especially encouraged by early 2008 developments in the ultra deep gas market; specifically, our contract to re-enter the Blackbeard Prospect with the *Gorilla IV* and the commencement of drilling on the Eldorado Prospect by the *Bob Palmer*.

This increased global demand for drilling equipment in recent years has led to greater requirements for parts, supplies and people, which have in turn increased the cost of each. In addition, drilling equipment running near capacity for extended periods ultimately requires more extensive maintenance and repairs. We expect these inflationary pressures to continue in 2008 which, unless we are able to recover the increased costs through higher day rates, will impair our future operating results. In addition, the cost of insurance in the Gulf of Mexico is significantly higher than it was in 2005. Though we were recently able to obtain rate reductions for our offshore operations and fleet, the cost of our coverage is still much higher than the pre-storm level even after we assumed more of the risk of certain losses. Our relocation of rigs from the Gulf of Mexico has helped to offset the increase in insurance rates.

Thus, our drilling operations are currently benefiting from predominantly favorable market conditions worldwide and are profitable. There is no assurance, however, that such conditions will be sustained beyond the near-term or that our drilling operations will remain profitable. The market may not be able to fully absorb the more than 80 jack-ups currently under construction or on order, and our drilling operations will be adversely affected if market conditions otherwise deteriorate. Additionally, as previously reported, we have recently committed to build six additional jack-up rigs over the next three years, giving us nine total rigs either under construction or on order at present. We currently anticipate funding construction of all these rigs through operating cash flows, but will consider attractive financing alternatives. If market conditions deteriorate, our cash flows may be insufficient, and we could be forced to accept unfavorable financing terms in order to complete construction.

Manufacturing Operations

We have manufacturing facilities in Longview and Houston, Texas and Vicksburg, Mississippi that collectively produce mining, timber and transportation equipment, alloy steel and steel plate, and drilling rigs and various rig components under two operating segments: Drilling Products and Systems and Mining, Forestry and Steel Products. In prior years, Rowan reported one manufacturing segment and that information has been adjusted to conform to the current year presentation.

The Drilling Products and Systems segment provides equipment, parts and services for the drilling industry. Featured products include complete jack-up rigs, rig kits and component packages, primary drilling equipment such as mud pumps, drawworks, top drives, rotary tables, electrical components such as variable-speed motors and drives. The segment built the first offshore jack-up drilling rig in 1955 and has designed or built more than 200 rigs since, including all 21 in our fleet. During 2007, Drilling Products and Systems completed construction of a jack-up rig for Perforadora Central, a Mexican drilling contractor, provided the jack-up kit and much of the drilling equipment for our fourth *Tarzan Class* rig, the *J. P. Bussell*, made significant construction progress on the first of our latest jack-up design, the *240C* class, and began construction of the second *240C* rig.

The Mining, Forestry and Steel Products segment produces large-wheeled mining and timber equipment and related parts and carbon and alloy steel and steel plate.

2007 Compared to 2006

The following table highlights the performance of our Drilling Products and Systems segment during 2007 compared to 2006 (dollars in millions):

	2007		2006	
	Amount	% of Revenues	Amount	% of Revenues
Revenues	$ 498.6	100	$ 241.0	100
Operating costs	(426.6)	(86)	(201.1)	(83)
Depreciation expense	(11.7)	(2)	(8.1)	(3)
Selling, general and administrative expenses	(17.2)	(3)	(8.5)	(4)
Gains on property disposals and other	(0.1)	—	0.2	—
Operating income	$ 43.0	9	$ 23.5	10

Our Drilling Products and Systems segment achieved an aggregate $257.6 million or 107% increase in revenues in 2007, which featured the following:

- $148.3 million associated with 13 land rigs and component packages shipped in 2007, up from $7.7 million in 2006;

- $116.9 million recognized on eight rig kit projects in 2007, up from $36.0 million in 2006;

- $49.8 million from 70 mud pumps shipped in 2007, up from $44.3 million and 69 pumps in 2006;

- $41.6 million recognized on the external rig construction project which was completed in June 2007, down from $67.7 million recognized in 2006;

- $33.4 million related to drive and control system packages, up from $13.4 million in 2006;

- $27.9 million from custom fabrication work, up from $18.5 million in 2006; and

- $15.2 million from 271 motors shipped in 2007, up from $9.6 million in 2006.

Our 2007 Drilling Products and Systems operating results included a $15.8 million loss on the external rig construction project which required many more labor hours than we originally anticipated. Efforts made in late 2006 and early 2007 to deliver the *Hank Boswell* three months ahead of schedule, rebuild the *Rowan-Louisiana* and assist with contractually-required modifications to our Middle East rigs had the effect of delaying progress on the external rig construction project. Thus, as is shown in the preceding table, our average margin on operating costs decreased to 14% of revenues in 2007 from 17% in 2006.

Depreciation expense incurred by Drilling Products and Systems in 2007 increased by $3.6 million or 44% over 2006, due to machinery, equipment and building additions to expand capacity at our manufacturing facilities. Selling, general and administrative costs increased by $8.7 million or 102% in 2007, due to higher selling-related expenses and incremental staffing required to facilitate the growth in operations discussed immediately above and increased amounts of professional fees and other shared administrative costs that are allocated between our manufacturing segments based upon revenues.

Our 2007 Drilling Products and Systems operating results shown in the preceding table exclude the effects of the approximately $263 million of products and services provided at cost to our drilling division during the year, most of which was attributable to construction progress on the *J. P. Bussell*, the two *240C* class jack-ups and the six new land rigs.

The following table highlights the performance of our Mining, Forestry and Steel Products segment during 2007 compared to 2006 (dollars in millions):

	2007		2006	
	Amount	% of Revenues	Amount	% of Revenues
Revenues	$ 213.8	100	$ 202.3	100
Operating costs	(169.9)	(79)	(171.1)	(85)
Depreciation expense	(5.3)	(2)	(4.3)	(2)
Selling, general and administrative expenses	(9.4)	(5)	(13.2)	(7)
Gains on property disposals and other	(0.1)	—	0.8	1
Operating income	$ 29.1	14	$ 14.5	7

Our Mining, Forestry and Steel Products segment achieved an aggregate $11.5 million or 6% increase in revenues in 2007. Shipments of mining loaders and forestry stackers totaled 30 units in 2007, down from 35 units in 2006, though 13 were the larger L-1850 and L-2350 models which carry a higher selling price. Total equipment revenues were $94.9 million in 2007, down by $6.1 million or 6% from 2006. Parts sales were a record $62.6 million in 2007, an improvement of $4.6 million or 8% from 2006. Steel shipments totaled 52,900 tons in 2007, up by 10,800 tons or 26% over 2006, and the mix changed from 40% external in 2006 to 51% external in 2007, yielding a 63% increase in external volume and an $18.1 million or 78% increase in plate revenues between periods.

Our 2006 Mining, Forestry and Steel Products operating results included $7.8 million in environmental remediation costs incurred following detection of traces of radioactive material at our steel mill. Thus, as is shown in the preceding table, our average margin on operating costs increased to 21% of revenues in 2007 from 15% in 2006.

Depreciation expense incurred by Mining, Forestry and Steel Products in 2007 increased by $1.0 million or 23% from 2006, due to the expansion of our steel mill along with machinery and equipment additions to increase capacity at our manufacturing facilities. Selling, general and administrative costs decreased by $3.8 million or 29% in 2007, due primarily to reduced amounts of professional fees and other shared administrative costs that are allocated between our manufacturing segments based upon revenues.

2006 Compared to 2005

The following table highlights the performance of our Drilling Products and Systems segment during 2006 compared to 2005 (dollars in millions):

	2006		2005	
	Amount	% of Revenues	Amount	% of Revenues
Revenues	$ 241.0	100	$105.1	100
Operating costs	(201.1)	(83)	(99.3)	(94)
Depreciation expense	(8.1)	(3)	(6.1)	(6)
Selling, general and administrative expenses	(8.5)	(4)	(6.9)	(7)
Losses on property disposals and other	0.2	—	(0.6)	—
Operating income	$ 23.5	10	$ (7.8)	(7)

Our Drilling Products and Systems segment achieved an aggregate $135.9 million or 129% increase in revenues in 2006, which featured the following:

- $103.7 million recognized on long-term rig and rig kit construction projects in 2006, up from $36.1 million in 2005;
- $44.3 million from 69 mud pumps shipped in 2006, up from $25.4 million and 39 pumps in 2005;
- $13.4 million related to drive and control system packages;
- $9.6 million from new motor shipments; and
- $7.7 million associated with land rigs and component packages.

The increased rig and kit construction revenues contributed significantly to the higher average margin on operating costs as shown in the preceding table. Efforts by Drilling Products and Systems to deliver the *Hank Boswell* almost three months ahead of schedule caused it to incur additional costs on the external rig construction project at Vicksburg, and our 2006 operating results included a $2.1 million charge for the estimated loss on that project.

Depreciation expense incurred by Drilling Products and Systems in 2006 increased by $2.0 million or 33% over 2005, due to machinery, equipment and building additions to expand capacity at our manufacturing facilities. Selling, general and administrative costs increased by $1.6 million or 23% in 2006, due to higher selling-related expenses and increased amounts of professional fees and other shared administrative costs that are allocated between our manufacturing segments based upon revenues.

Our 2006 Drilling Products and Systems operating results shown in the preceding table exclude the effects of the approximately $230 million of products and services provided at cost to our drilling division during the year, most of which was attributable to completion of our third *Tarzan Class* jack-up, the *Hank Boswell*, and construction progress on our fourth *Tarzan Class* jack-up, the *J. P. Bussell.*

The following table highlights the performance of our Mining, Forestry and Steel Products segment during 2006 compared to 2005 (dollars in millions):

	2006		2005	
	Amount	% of Revenues	Amount	% of Revenues
Revenues	$ 202.3	100	$ 188.3	100
Operating costs	(171.1)	(85)	(154.4)	(82)
Depreciation expense	(4.3)	(2)	(5.7)	(3)
Selling, general and administrative expenses	(13.2)	(7)	(12.9)	(7)
Gains (losses) on property disposals and other	0.8	1	0.2	—
Operating income	$ 14.5	7	$ 15.5	8

Our Mining, Forestry and Steel Products segment achieved an aggregate $14.0 million or 7% increase in revenues in 2006. Shipments of mining loaders and forestry stackers totaled 35 units in 2006, up from 34 units in 2005. Total equipment revenues were $101.1 million in 2006, up by $9.7 million or 11% from 2005. In addition, parts sales improved by $15.3 million or 34% between periods. Steel shipments totaled 42,100 tons in 2006, up by 3,800 tons or 10% over 2005, though the mix changed from 59% external in 2005 to 40% external in 2006, which yielded a 27% decrease in external volume and a $7.6 million or 25% decrease in plate revenues between periods. During 2006, we incurred $7.8 million of costs during the last half of the year to collect and dispose of a radioactive material that was released while processing scrap at our steel mill. Thus, as is shown in the preceding table, our average margin on operating costs decreased to 15% of revenues in 2006 from 18% in 2005.

Depreciation expense incurred by Mining, Forestry and Steel Products in 2006 decreased by $1.4 million or 25% from 2006 as machining capacity in our Longview, Texas facility was reallocated to the Drilling Products and Systems segment. Similarly, Selling, general and administrative costs incurred in 2006 were virtually unchanged from 2005, as higher selling-related expenses were offset by reduced amounts of professional fees and other shared administrative costs that are allocated between our manufacturing segments based upon revenues.

Outlook

Though less volatile than our drilling operations, our manufacturing operations are impacted by world commodities prices; in particular, prices for copper, iron ore, coal and gold. In addition, the prospects for our Drilling Products and Systems segment are closely tied to the condition of the overall drilling industry and its demand for equipment, parts and services. Many commodity prices continue to be at or near historically high levels due to strong worldwide demand.

Our external manufacturing backlog, which consists of executed contracts and customer commitments, was approximately $348 million at December 31, 2007, compared to $530 million at December 31, 2006, and included $295 million from Drilling Products and Systems. The backlog featured $151 million related to seven long-term rig kit construction projects in-process that are expected to run through early 2009, $92 million associated with nine land rigs and component packages that should be delivered in 2008 and the remaining $105 million related to mining loaders, log stackers, ad-hoc drilling equipment and related parts orders that we expect to fulfill during 2008. The backlog was down by approximately 34% from the prior year-end level due primarily to progress on long-term rig or rig kit construction projects during 2007, including the $130 million external rig construction project which was completed in June. Thus far, we have been able to pass along the effects of raw material and labor cost increases to our customers in the form of higher sales prices.

We are optimistic that commodity prices will remain firm, sustaining the demand for the types of equipment and services that we provide, and that our increased volumes will yield improved profitability. We cannot, however, accurately predict the duration of current business conditions or their impact on our operations. It is possible that the drop in backlog discussed above is indicative of decreasing demand for our manufactured products. Our manufacturing operations will be adversely affected if conditions deteriorate.

LIQUIDITY AND CAPITAL RESOURCES

Key balance sheet amounts and ratios for 2007 and 2006 were as follows (dollars in millions):

DECEMBER 31,	2007	2006
Cash and cash equivalents	$ 284.5	$ 258.0
Current assets	$1,303.0	$1,102.8
Current liabilities	$ 495.6	$ 516.7
Current ratio	2.63	2.13
Current maturities of long-term debt	$ 64.9	$ 64.9
Long-term debt	$ 420.5	$ 485.4
Stockholders' equity	$2,348.4	$1,874.0
Long-term debt/total capitalization	.15	.21

Reflected in the comparison above are the effects of the following sources and uses of cash and cash equivalents in 2007, with comparable amounts for 2006:

SOURCES (USES) OF CASH AND CASH EQUIVALENTS	2007	2006
Net operating cash flows	$ 432.6	$ 292.1
Net change in restricted cash balance	106.1	(156.1)
Net proceeds from asset disposals	45.8	39.1
Proceeds from equity compensation and debenture plans	13.2	9.2
Capital expenditures	(462.6)	(479.1)
Debt repayments	(64.9)	(64.9)
Cash dividend payments	(44.4)	(60.5)
All other	0.7	2.3
Total sources (uses)	$ 26.5	$(417.9)

Operating Cash Flows

Operating cash flows in 2007 included non-cash or non-operating adjustments to our net income totaling $162.3 million, less a net investment in working capital of $225.3 million. Non-cash or non-operating adjustments included depreciation expense of $118.8 million, deferred income taxes of $51.2 million, compensation expense of $9.3 million and net retirement plan expenses in excess of funding of $23.5 million, partially offset by net gains on asset disposals of $40.5 million. Working capital grew in 2007 with additional investments in inventories and trade receivables of $111.3 million and $59.0 million, respectively, coupled with reductions in trade payables and deferred revenues of $57.1 million and $35.6 million respectively. Receivables grew in 2007 in line with revenues and inventories were increased in order to position our manufacturing operations for further growth. The decline in trade payables and deferred revenues during 2007 reflects progress made during the year on long-term manufacturing projects and the comparative lack of in-process rig mobilizations and related customer advances toward future drilling services at year end.

Capital Expenditures

Capital expenditures in 2007 included $62.2 million towards construction of our fourth *Tarzan Class* jack-up rig, the *J.P. Bussell*. Another shipyard is constructing the hull of the *J. P. Bussell* and we expect the rig to be completed during the fourth quarter of 2008. We currently expect to continue funding construction of the *J. P. Bussell* from available cash. See further discussion below under *Contingent Liabilities*.

Capital expenditures during 2007 also included $114.8 million for progress towards the construction of the first of two *240C* class jack-up rigs, named the *Rowan-Mississippi*, at our Vicksburg, Mississippi shipyard. Another $43.3 million was expended during 2007 on the second *240C* rig, named the *Ralph Coffman*. The *240C* class will be equipped for high pressure/high temperature drilling in water depths of up to 400 feet. The *240-C* was designed to be a significant upgrade of the original *116C* class, which has been the "workhorse" of the global drilling industry since its introduction in the late 1970s. The *240C* will have more deck space, higher variable load, more drilling (hook-load) capacity, more cantilever reach and greater personnel capacity than the *116C*. Each rig is expected to cost approximately $200 million and be completed during the third quarters of 2008 and 2009, respectively.

On November 1, 2007, we announced plans to construct two additional *240C* class jack-up rigs, with delivery expected in 2010 and 2011. We currently anticipate funding construction of all *240C* rigs through operating cash flows, but will consider attractive financing alternatives. Should our cash flows prove to be insufficient, we could be forced to delay or halt construction. Capital expenditures in 2007 included $3.8 million towards construction of our third *240C* class jack-up rig.

Also on November 1, 2007, we signed contracts with Keppel AmFELS, Inc. to have four *Super 116E* class rigs constructed at their Brownsville, Texas shipyard, with delivery expected in 2010 and 2011. We estimate that each rig will cost approximately $175 million, with more than a third of that amount attributable to the cost value of the design, kit components and drilling equipment to be provided by our manufacturing businesses. The *Super 116E* class will employ the latest technology to enable drilling of high-pressure, high-temperature and extended-reach wells in most prominent jack-up markets throughout the world. Each rig will be equipped with the hook-load and horsepower required to efficiently drill beyond 30,000 feet. We currently anticipate funding construction of all *Super 116E* rigs through operating cash flows, but will consider attractive financing alternatives. Should our cash flows be insufficient, we could be forced to accept unfavorable financing terms in order to complete construction. Capital expenditures in 2007 included $42.8 million towards construction of the *Super 116E* class rigs.

Capital expenditures in 2007 also included $38.7 million for progress towards the construction of six new 2000 horsepower land rigs, following the eight that were delivered during 2006. Two of the six rigs are currently in process with delivery expected during the first and second quarters of 2008. These expenditures have been and should continue to be financed from cash flows.

The remainder of 2007 capital expenditures was primarily for major enhancements to existing offshore rigs and manufacturing facilities. Our 2008 capital budget has initially been set at approximately $529 million, and includes $48 million for the *J. P. Bussell*, $77 million for the *Rowan-Mississippi*, $144 million toward construction of the second and third *240C* class rigs, $75 million toward construction of the four *Super 116E* class rigs, $60 million for manufacturing machines and equipment and $18 million for the two remaining new land rigs. We will periodically review and adjust the capital budget as necessary based upon our existing working capital and anticipated market conditions in our drilling and manufacturing businesses.

Long-Term Debt

Rowan's first two *Tarzan Class* jack-up rigs and each of our four *Super Gorilla* class rigs were substantially financed through long-term bank loans guaranteed by the U.S. Department of Transportation's Maritime

Administration ("MARAD"). Under the MARAD Title XI program, we obtained reimbursements for qualifying expenditures up to a pre-approved limit based upon actual construction progress. Outstanding borrowings initially bear a floating rate of interest and notes require semi-annual payments of principal and accrued interest. The notes are secured by a preferred mortgage on the rig. The following table summarizes the status of each of our Title XI borrowings at December 31, 2007 (dollars in millions).

Rig	Delivery	Borrowings	Repayments	Balance	Interest Rate	Repayment Dates	Repayment Amounts	Final Maturity
Gorilla V	Dec 1998	$153.1	$114.8	$38.3	6.94%, 6.15%	Jan 1, July 1	$ 6.4	July 2010
Gorilla VI	June 2000	171.0	106.9	64.1	5.88%	Mar 15, Sep 15	7.1	Mar 2012
Gorilla VII	Dec 2001	185.4	92.7	92.7	2.8%	Apr 20, Oct 20	7.7	Oct 2013
Bob Palmer	Aug 2003	187.3	41.6	145.7	6.05% floating	Jan 15, July 15	5.2	July 2021
Scooter Yeargain	April 2004	91.2	21.3	69.9	4.33%	May 1, Nov 1	3.0	May 2019
Bob Keller	Aug 2005	89.7	15.0	74.7	5.95% floating	May 10, Nov 10	3.0	May 2020
Total		$877.7	$392.3	$485.4			$32.4	

Our outstanding *Bob Palmer* and *Bob Keller* borrowings bear interest at a short-term commercial paper rate plus .25% and .15%, respectively. Rowan may fix these interest rates at any time and must fix them by July 15, 2011 and August 31, 2009, respectively.

Our debt agreements contain provisions that require minimum levels of working capital and stockholders' equity and limit the amount of long-term debt and, in the event of noncompliance, restrict investment activities, asset purchases and sales, lease obligations, borrowings and mergers or acquisitions. Our debt agreements also specify the minimum insurance coverage for our financed rigs. The extent of hurricane damage sustained throughout the Gulf Coast area in recent years has dramatically increased the cost and reduced the availability of insurance coverage for windstorm losses. During our April 2006 policy renewal, we determined that windstorm coverage meeting the requirements of our existing debt agreements was cost-prohibitive. We obtained from MARAD a waiver of the original insurance requirements in return for providing additional security, including restricted and unrestricted cash balances. Effective March 30, 2007, in connection with our 2007 policy renewal, the additional security provisions were modified and our minimum restricted cash balance was reduced from $156.1 million to $50 million. This amount is maintained in a separate account in which MARAD has a security interest and is shown separately as Restricted cash on our Consolidated Balance Sheet. In addition, our unrestricted cash requirement was reduced from $100 million to $31 million. We remain subject to restrictions on the use of certain insurance proceeds should we experience further losses. Each of these additional security provisions will be released by MARAD if we are able to obtain windstorm coverage that satisfies the original terms of our debt agreements. We were in compliance with each of our debt covenants at December 31, 2007.

Pension Obligations

We have contributed more than $148 million to our defined benefit pension plans over the past five years, including almost $90 million during 2005. Minimum contribution amounts are determined based upon actuarial calculations of pension assets and liabilities that involve, among other things, assumptions about long-term asset returns and interest rates. Similar calculations were used to estimate pension costs and obligations as reflected in our consolidated financial statements, which showed an unfunded pension liability of $123.5 million at December 31, 2007. We have amended the drilling division's plan to freeze participation effective January 1, 2008, though we expect to make additional pension contributions over the next several years even if plan assets perform as expected. The Pension Protection Act of 2006 generally requires that plans be fully funded within seven years, and we currently estimate pension contributions of approximately $29 million for 2008. Retirement benefits to be paid from our pension plans are expected to average over $28 million annually over the next ten years.

Cash Dividends

On February 25, 2005, in conjunction with the sale of our aviation operations, we paid a special cash dividend of $.25 per share of our common stock to stockholders of record on February 9, 2005. On September 1, 2005, in conjunction with the sale of several non-core assets, we paid a special cash dividend of $.25 per share of our common stock to stockholders of record on August 17, 2005. On February 24, 2006, we paid a special cash dividend of $.25 per common share to stockholders of record on February 8, 2006. On May 9, 2006, we announced a regular quarterly dividend of $.10 per common share, which we have paid approximately every three months since. At December 31, 2007, we had approximately $253 million of retained earnings available for distribution to stockholders under the most restrictive provisions of our debt agreements.

Proceeds from Asset Disposals

Rowan received $120.7 million in 2005 in connection with the disposal of various assets. In February, we sold the purchase options on four leased anchor-handling boats for approximately $21 million in cash. In September, we sold one of our oldest jack-up rigs, the *Rowan-Texas*, for approximately $45 million in cash, after selling expenses. Another $9.6 million was received earlier in 2005 as proceeds from the sale of marketable investment securities that had a nominal carrying cost.

In October 2005, we sold our only semi-submersible rig for approximately $60 million in cash. Payment for the rig occurred over a 15-month period ending in January 2007, at which point the title to the rig was transferred to the buyer. We retained ownership of much of the drilling equipment on the rig, which was sold in 2006, and continued to provide (through February 2007) a number of operating personnel under a separate services agreement. The transaction was accounted for as a sales-type lease with the expected gain on the sale and imputed interest income of approximately $46 million deferred until the net book value of the rig had been recovered. During 2007, we received all remaining payments totaling $23.4 million and recognized such amount as additional gain on the sale. Another $14.1 million of gain was realized in 2007 on the June sale of our Alaska drilling camps.

Contractual Obligations and Commercial Commitments

The following is a summary of our contractual obligations at December 31, 2007 (dollars in millions):

	Payments Due by Period				
Contractual Obligations	**Total**	**Within 1 Year**	**2-3 Years**	**4-5 Years**	**After 5 Years**
Long-term debt and interest(1)	$ 618.9	$ 89.3	$168.5	$123.7	$237.4
Purchase obligations	482.3	207.2	265.1	10.0	—
Operating leases	14.8	7.5	6.2	1.1	—
Total	$1,116.0	$304.0	$439.8	$134.8	$237.4

(1) Amounts represent contractual principal and interest payments. Interest amounts reflect either stated fixed rates or assume current floating rates remain constant throughout the period.

The preceding table includes a 2008 semi-annual operating lease payment of $2.4 million for the *116C* class jack-up Cecil Provine, which we sold and leased back in 1985. We have exercised a second renewal option and extended the lease for one additional year through June 2009. The semi-annual lease payment during that additional year will reflect a fair market value charter rate determined through a joint appraisal process. We believe that the new lease payment may increase from its current level, although the amount is not presently determinable. Under the extended lease agreement, we retain additional lease and purchase options for the *Cecil Provine.*

We periodically employ letters of credit or other bank-issued guarantees in the normal course of our businesses, and were contingently liable for performance under such agreements to the extent of approximately $38 million at December 31, 2007. We do not hold or issue derivative financial instruments.

Based on current and anticipated near-term operating levels, we believe that operating cash flows together with existing working capital will be adequate to sustain planned capital expenditures and debt service and other requirements at least through the remainder of 2008. We currently have no other available credit facilities, but believe financing could be obtained if deemed necessary.

Contingent Liabilities

During 2005, we lost four offshore rigs, including the *Rowan-Halifax*, and incurred significant damage on a fifth as a result of Hurricanes Katrina and Rita. Since that time, we have been working to locate the lost or damaged rigs, salvage related equipment, remove debris, wreckage and pollutants from the water, mark or clear navigational hazards and clear rights of way. At December 31, 2007, we had incurred $156.1 million of costs related to such efforts, of which $96.6 million had been reimbursed through insurance, leaving $59.4 million included in Receivables. We have since received another $35.5 million of insurance reimbursements. We expect to incur additional costs in the near term to fulfill our obligations to remove wreckage and debris in amounts that will depend on the extent and nature of work ultimately required and the duration thereof. Previously, we reported the filing of a lawsuit styled *Rowan Companies, Inc. vs. Certain Underwriters at Lloyd's and Insurance Companies Subscribing to Cover Note ARS 4183* in the 215th Judicial District Court of Harris County, Texas. The lawsuit was withdrawn following the agreement by such underwriters to reimburse us for the reasonable cost of removing wreckage and debris remaining on the drilling locations. We also previously reported that certain of our insurance underwriters at higher limits of liability had notified us that they were reserving their right to deny coverage for any costs incurred in wreckage and debris removal activities that they believed were outside the scope of their policy. This "reservation of rights" letter has now been withdrawn and our coverage for costs at these higher limits of liability has been reaffirmed. At this time, we believe that we have adequate insurance coverage and will be reimbursed for costs incurred and to be incurred.

We leased the jack-up *Rowan-Halifax* under a charter agreement that commenced in 1984 and was scheduled to expire in March 2008. The rig was insured for $43.4 million prior to being lost during Hurricane Rita in 2005. We believe the insured value satisfied the requirements of the charter agreement, and by a margin sufficient to cover the $6.3 million carrying value of our equipment installed on the rig. However, the owner of the rig claimed that the rig should have been insured for its fair market value and sought recovery from us for compensation above the insured value. Thus, we assumed no insurance proceeds related to the *Rowan-Halifax* and recorded a charge during 2005 for the full carrying value of our equipment. On November 3, 2005, we filed a declaratory judgment action styled *Rowan Companies, Inc. vs. Textron Financial Corporation and Wilmington Trust Company as Owner Trustee of the Rowan-Halifax 116-C Jack-Up Rig* in the 215th Judicial District Court of Harris County, Texas. The owner filed a similar declaratory judgment action, claiming a value of approximately $83 million for the rig. The owner's motion for summary judgment was granted on January 25, 2007 which, unless overturned on appeal, would make us liable to the owner for the approximately $40 million difference between the owner's claim and the insurance coverage, plus interest and costs. We continue to believe that our interpretation of the charter agreement is correct, and we are vigorously pursuing an appeal to overturn the summary judgment ruling. We do not believe, therefore, that it is probable that we have incurred a loss, nor one that is estimable, and have made no accrual for such at December 31, 2007.

During 2004, we learned that the Environmental and Natural Resources Division, Environmental Crimes Section of the U.S. Department of Justice (DOJ) had begun conducting a criminal investigation of environmental matters involving several of our offshore drilling rigs, including a rig known as the *Rowan-Midland*, which at various times operated at locations in the Gulf of Mexico. On October 9, 2007, we entered into a Plea agreement ("Plea") with the DOJ, under which we pled guilty to three felony charges relating to operations on the *Rowan-Midland* between 2002 and 2004: (i) causing the discharge of a pollutant, abrasive sandblast media, into U.S. navigable waters, thereby violating the Clean Water Act, (ii) failing to immediately report the discharge of waste hydraulic oil from the *Rowan-Midland* into U.S. navigable waters, thereby violating the Clean Water Act, and (iii) discharging garbage from the *Rowan- Midland* in violation of the Act to Prevent Pollution from Ships. As part of the Plea, we paid a fine of $7 million and made community service payments totaling $2 million to various organizations. In anticipation of such payments, we recognized a $9 million charge to our fourth quarter 2006 operations. Under the Plea, we would have been subject to unsupervised probation for a period of two years. The Plea was submitted for approval to the United States District Court for the Eastern District of Texas. On November 8, 2007, we entered into an amended plea agreement with the DOJ extending the unsupervised probationary period from two to three years, which was then approved by the court on November 9, 2007. During the period of unsupervised probation, we must ensure that we commit no further criminal violations of federal, state, or local laws or regulations and must also continue to implement our comprehensive Environmental Management System Plan. Subsequent to the conduct at issue, we sold the *Rowan-Midland* to a third party.

The Environmental Protection Agency has approved a compliance agreement with us which, among other things, contains a certification that the conditions giving rise to the violations to which we entered guilty pleas have been corrected. If we fully comply with the terms of the compliance agreement, we believe that we will not be suspended or debarred from entering into or participating in contracts with the U.S. Government or any of its agencies.

On January 3, 2008, a civil lawsuit styled *State of Louisiana, ex. rel. Charles C. Foti, Jr. , Attorney General vs. Rowan Companies, Inc.* was filed in the Eastern District Court of Texas, Marshall Division, seeking damages, civil penalties and costs and expenses for alleged commission of maritime torts and violations of environmental and other laws and regulations involving the *Rowan-Midland* and other facilities in areas in or near Louisiana. We intend to vigorously defend our position in this case but cannot estimate any potential liability at this time.

During 2005, we learned that the DOJ was conducting an investigation of potential antitrust violations among helicopter transportation providers in the Gulf of Mexico. Our former aviation subsidiary, which was sold effective December 31, 2004, received a subpoena in connection with the investigation. We have not been contacted by the DOJ, but the purchaser claimed that we are responsible for any exposure it may have. We have disputed that claim.

In June 2007, we received a subpoena for documents from the U.S. District Court in the Eastern District of Louisiana relating to a grand jury hearing. The agency requesting the information is the U.S. Department of the Interior, Office of Inspector General Investigations. The documents requested include all records relating to use of our entertainment facilities and entertainment expenses for a former employee of the Minerals Management Service, U.S. Department of Interior and other records relating to items of value provided to any official or employee of the U.S. Government. We have fully cooperated with the subpoena and have received no further requests.

The construction of our fourth *Tarzan Class* jack-up rig, the *J. P. Bussell*, was originally subcontracted to an outside Gulf of Mexico shipyard, Signal International LLC (Signal), and scheduled for delivery in the third quarter of 2007 at a total cost of approximately $145 million. As a result of various problems encountered on the project, the expected completion of the rig is now at least one year behind schedule and its expected final cost is at least 20% over the original estimate. Accordingly, we have recently declared Signal in breach of contract and initiated court proceedings styled *Rowan Companies, Inc. and LeTourneau Technologies, Inc. vs. Signal International LLC* in the 269th Judicial District Court of Harris County, Texas to relocate the rig to our Sabine Pass, Texas facility for completion by our Drilling Products and Systems segment and to recover the cost to complete the rig over and above the agreed contract price, plus interest. We anticipate that Signal will file a counterclaim against us, alleging breach of contract and claiming damages for amounts owed and additional costs incurred totaling in excess of $20 million. We intend to vigorously defend our rights under the contract. We do not believe that it is probable that we have incurred a loss, nor one that is estimable, and have made no accrual for such at December 31, 2007.

We are involved in various other legal proceedings incidental to our businesses and are vigorously defending our position in all such matters. We believe that there are no other known contingencies, claims or lawsuits that could have a material adverse effect on our financial position, results of operations or cash flows.

Critical Accounting Policies and Management Estimates

Rowan's significant accounting policies are outlined in Note 1 of the Notes to Consolidated Financial Statements beginning on page 52 of this Form 10-K. These policies, and management judgments, assumptions and estimates made in their application, underlie reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. We believe that our most critical accounting policies and management estimates involve revenue recognition (primarily upfront service fees for equipment moves and modifications and longer-term manufacturing projects), property and depreciation (particularly capitalizable costs, useful lives and salvage values) and pension and other postretirement benefit liabilities and costs (specifically assumptions used in actuarial calculations), as changes in such policies and/or estimates would produce significantly different amounts from those reported herein.

Revenue recognition. Our drilling contracts generally provide for payment on a day rate basis, and revenues are recognized as the work progresses with the passage of time. We frequently receive lump-sum payments at the outset of a drilling assignment as upfront service fees for equipment moves or modifications, and such payments (and related costs) are recognized as drilling revenues (and expenses) over the contract period. At December 31, 2007, we had deferred $80.1 million of revenues and $53.7 million of costs related to such upfront service fees, with such amounts primarily related to mobilization and modification activities in connection with Middle East drilling contracts.

We generally recognize manufacturing sales and related costs when title passes as products are shipped. Revenues from longer-term manufacturing projects such as rigs and rig kits are recognized on the percentage-of-completion basis using costs incurred relative to total estimated costs. We do not recognize any estimated profit until such projects are at least 10% complete, though a full provision is made immediately for any anticipated losses. Total estimated costs, which include project materials, direct labor and production overhead expenses, are critical to this process and are therefore reviewed on a regular basis. During the year ended December 31, 2007, we recognized $158.5 million of manufacturing revenues and $133.7 million of costs related to such projects on the percentage-of-completion basis. Such costs include an additional $15.8 million loss recognized on our external rig construction project which was completed in June 2007, resulting in a total loss on the project of approximately $17.9 million. This additional loss resulted from an increase in the total cost of the project, most of which was due to the project requiring many more labor hours than were originally anticipated. The efforts by our Drilling Products and Systems segment to deliver the *Hank Boswell* three months ahead of schedule, rebuild the *Rowan-Louisiana* and assist with modifications to our Middle East rigs had the effect of increasing the cost of this project.

Property and depreciation. We provide depreciation under the straight-line method from the date an asset is placed into service based upon estimated service lives ranging up to 40 years and salvage values ranging up to 20%. We continue to operate 14 offshore jack-up rigs that were placed into service at various dates during the 1971-1986 period. Many of those rigs had met or far exceeded their assigned useful lives of 12-15 years when our next rig, the *Super Gorilla* class Gorilla V, was delivered in 1998. The *Super Gorilla* class and the subsequent *Tarzan Class* have been assigned 25-year useful lives and are specifically designed to achieve greater drilling performance while encountering tougher well conditions. Each class of rig employs technological advances in load-bearing capability, power distribution and solids control designed to provide more efficient drilling to greater depths, which should help to ensure its continuing economic life to the Company.

Expenditures for new property or enhancements to existing property are capitalized and expenditures for maintenance and repairs are charged to operations as incurred. Capitalized cost includes labor expended during installation and, on newly constructed assets, a portion of interest cost incurred during the construction period. Long-lived assets are reviewed for impairment whenever circumstances indicate their carrying amounts may not be recoverable, such as following a sustained deficit in operating cash flows caused by a prominent decline in overall rig activity and average day rates.

Pension and other postretirement benefit liabilities and costs. As previously mentioned, our pension and other postretirement benefit liabilities and costs are based upon actuarial computations that reflect our assumptions about future events, including long-term asset returns, interest rates, annual compensation increases, mortality rates and other factors. Key assumptions for December 31, 2007 included discount rates ranging from 6.37% to 6.55%, an expected long-term rate of return on pension plan assets of 8% and annual healthcare cost increases ranging from 10% in 2008 to 5% in 2012 and beyond. The assumed discount rate is based upon the average yield for Moody's Aa-rated corporate bonds and the rate of return assumption reflects a probability distribution of expected long-term returns that is weighted based upon plan asset allocations. A 1-percentage-point decrease in the assumed discount rate would increase our recorded pension and other postretirement benefit liabilities by approximately $81 million, while a 1-percentage-point change in the expected long-term rate of return on plan assets would change annual net benefits cost by approximately $3 million. A 1-percentage-point increase in the assumed healthcare cost trend rate would increase 2008 other benefits costs by $0.6 million.

New Accounting Pronouncements

Our adoption, effective January 1, 2006, of Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment", which requires the measurement and recognition of stock-based compensation expense based upon grant date fair value, reduced our net income by approximately $3.2 million or $.03 per share in 2006. Prior to 2006, we used the intrinsic value method of accounting for stock-based employee compensation pursuant to Accounting Principles Board Opinion No. 25. We estimate that the provisions of Statement 123R would have reduced net income by $3.0 million or $.02 per diluted share in 2005.

Our adoption, effective January 1, 2006, of Statement of Financial Accounting Standards No. 151, "Inventory Costs", which clarifies the distinction between costs that are allocable to inventory and those that are expensed as incurred, did not materially impact our financial position or results of operations.

As a result of the implementation of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109", effective January 1, 2007, the Company recognized a $1.6 million decrease in Retained earnings and a $5.5 increase in Other liabilities as of that date. On December 31, 2007, Rowan had $3.4 million of unrecognized tax benefits, all of which would reduce the Company's income tax provision if recognized. Rowan does not expect to recognize significant increases or decreases in unrecognized tax benefits during the next 12 months.

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements.* This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 became effective for our fiscal year beginning January 1, 2008, and did not have a material impact on our financial statements.

SFAS No. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans", which required that the funded status of our pension and other postretirement benefit plans be fully recognized in our December 31, 2006 Consolidated Balance Sheet, had the effect of increasing our balances for Other liabilities, Deferred income taxes and Accumulated other comprehensive loss at that date by $67.1 million, $23.5 million and $43.6 million, respectively. Though balance sheet recognition is now required for the unamortized portion of gains and losses, prior service cost and transition assets, such amounts will continue to be excluded from net periodic benefits cost and included within other comprehensive income (loss).

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115.* SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 became effective for our fiscal year beginning January 1, 2008, and did not have a material impact on our financial statements.

Securities and Exchange Commission Staff Accounting Bulletin No. 108, which sets forth the Staff's views regarding the process of quantifying financial statement misstatements, did not materially affect our financial position or results of operations.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS*

Rowan's outstanding debt at December 31, 2007 was comprised as follows: $265.0 million of fixed-rate notes bearing a weighted average annual interest rate of 4.48% and $220.4 million of floating-rate notes bearing a weighted average annual interest rate of 6.01%. Rowan believes that its exposure to risk of earnings loss due to changes in market interest rates is limited in that the Company may fix the interest rate on its outstanding floating-rate debt at any time. In addition, the majority of Rowan's transactions are carried out in United States dollars; thus, the Company's foreign currency exposure is not material. Fluctuating commodity prices affect Rowan's future earnings materially to the extent that they influence demand for the Company's products and services. Rowan does not hold or issue derivative financial instruments.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

ROWAN COMPANIES, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2007	December 31, 2006
	(In thousands except share amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 284,458	$ 258,041
Receivables — trade and other	478,017	418,985
Inventories:		
Raw materials and supplies	343,023	260,319
Work-in-progress	112,924	84,466
Finished goods	416	310
Prepaid expenses and other current assets	61,169	62,307
Deferred tax assets — net	22,960	18,421
Total current assets	1,302,967	1,102,849
Restricted cash	50,000	156,077
Property, plant and equipment — at cost:		
Drilling equipment	2,798,250	2,639,036
Manufacturing plant and equipment	244,731	210,448
Construction in progress	373,534	137,265
Other property and equipment	128,312	106,642
Total	3,544,827	3,093,391
Less accumulated depreciation and amortization	1,057,016	960,165
Property, plant and equipment — net	2,487,811	2,133,226
Goodwill and other assets	34,527	43,246
Total	$3,875,305	$3,435,398
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current maturities of long-term debt	$ 64,922	$ 64,922
Accounts payable — trade	100,880	141,206
Other current liabilities	329,787	310,578
Total current liabilities	495,589	516,706
Long-term debt — less current maturities	420,482	485,404
Other liabilities	197,865	212,177
Deferred income taxes — net	412,931	347,065
Commitments and contingent liabilities (Note 9)		
Stockholders' equity:		
Preferred stock, $1.00 par value:		
Authorized 5,000,000 shares issuable in series:		
Series A Preferred Stock, authorized 4,800 shares, none outstanding		
Series B Preferred Stock, authorized 4,800 shares, none outstanding		
Series C Preferred Stock, authorized 9,606 shares, none outstanding		
Series D Preferred Stock, authorized 9,600 shares, none outstanding		
Series E Preferred Stock, authorized 1,194 shares, none outstanding		
Series A Junior Preferred Stock, authorized 1,500,000 shares, none issued		
Common stock, $.125 par value; authorized 150,000,000 shares; issued 111,288,285 shares at December 31, 2007 and 110,461,531 shares at December 31, 2006	13,911	13,808
Additional paid-in capital	1,012,214	988,998
Retained earnings	1,419,417	981,610
Less cost of 25,139 treasury shares at December 31, 2007	(979)	—
Accumulated other comprehensive income (loss)	(96,125)	(110,370)
Total stockholders' equity	2,348,438	1,874,046
Total	$3,875,305	$3,435,398

See Notes to Consolidated Financial Statements.

ROWAN COMPANIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,		
	2007	2006	2005
	(In thousands except per share amounts)		
Revenues:			
Drilling services	$1,382,571	$1,067,448	$ 775,356
Manufacturing sales and services	712,450	443,286	293,426
Total	2,095,021	1,510,734	1,068,782
Costs and Expenses:			
Drilling services	591,412	504,873	388,259
Manufacturing sales and services	596,541	372,219	253,688
Depreciation and amortization	118,796	89,971	81,204
Selling, general and administrative	94,905	78,243	71,428
Gain on sale of property and equipment	(40,506)	(29,266)	(52,449)
Charge for estimated environmental fine	—	9,000	—
Gain on hurricane-related events	—	—	(13,948)
Total	1,361,148	1,025,040	728,182
Income from operations	733,873	485,694	340,600
Other income (expense):			
Interest expense	(25,913)	(28,321)	(25,802)
Less interest capitalized	9,977	7,756	3,803
Interest income	20,923	28,023	16,843
Gain on sale of investments	—	—	9,553
Other — net	226	202	473
Other income (expense) — net	5,213	7,660	4,870
Income from continuing operations before income taxes	739,086	493,354	345,470
Provision for income taxes	255,286	176,377	127,633
Income from continuing operations	483,800	316,977	217,837
Discontinued operations:			
Income from discontinued operations before income taxes	—	1,952	18,914
Provision for income taxes	—	683	6,951
Income from discontinued operations	—	1,269	11,963
Net income	$ 483,800	$ 318,246	$ 229,800
Per share amounts:			
Income from continuing operations — Basic	$ 4.36	$ 2.87	$ 2.00
Income from continuing operations — Diluted	$ 4.31	$ 2.84	$ 1.97
Income from discontinued operations — Basic	$ .00	$ .01	$ .11
Income from discontinued operations — Diluted	$ .00	$ .01	$ .11
Net income — Basic	$ 4.36	$ 2.89	$ 2.11
Net income — Diluted	$ 4.31	$ 2.85	$ 2.08

See Notes to Consolidated Financial Statements.

ROWAN COMPANIES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the Years Ended December 31,		
	2007	2006	2005
		(In thousands)	
Net income	$483,800	$318,246	$229,800
Other comprehensive income (loss):			
Pension and other benefit liability adjustments, net of income taxes of $7,670, $9,114 and $(6,935) respectively	14,245	16,926	(12,878)
Comprehensive income	$498,045	$335,172	$216,922

See Notes to Consolidated Financial Statements.

ROWAN COMPANIES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	For the Years Ended December 31, 2007, 2006 and 2005							
	Common Stock							
	Issued		In Treasury					
	Shares	Amount	Shares	Amount	Additional Paid-In Capital	Unearned Equity Compensation	Accumulated Other Comprehensive Income (Loss)	Retained Earnings
					(In thousands)			
Balance, January 1, 2005	107,409	$13,426	—	$ —	$ 917,764	$ —	$ (70,782)	$ 548,476
Exercise of stock options	2,090	261	—	—	33,247	—	—	—
Conversion of subordinated debentures	35	4	—	—	496	—	—	—
Issuance of restricted stock, net of forfeitures	242	31	—	—	6,042	(6,073)	—	—
Cash dividends ($.25 per common share in first and third quarters)	—	—	—	—	—	—	—	(54,180)
Stock-based compensation expense, including $9,990 reduction of related tax benefits	—	—	—	—	12,707	1,398	—	—
Minimum pension liability adjustment, net of taxes of ($6,935)	—	—	—	—	—	—	(12,878)	
Net income	—	—	—	—	—	—	—	229,800
Balance, December 31, 2005	109,776	13,722	—	—	970,256	(4,675)	(83,660)	724,096
Exercise of stock options	489	61	—	—	7,890	—	—	—
Conversion of subordinated debentures	71	9	—	—	991	—	—	—
Issuance of restricted stock, net of forfeitures	126	16	—	—	(16)	—	—	—
Cash dividends ($.25 per common share in first quarter and $.10 per common share in second, third and fourth quarters)	—	—	—	—	—	—	—	(60,732)
Stock-based compensation expense, including $2,380 reduction of related tax benefits	—	—	—	—	14,552	—	—	—
Minimum pension liability adjustment prior to adoption of Statement of Financial Accounting Standards No. 158, net of taxes of $9,114	—	—	—	—	—		16,926	
Adjustment of pension and other benefits liabilities from adoption of Statement 158, net of taxes of ($23,496)							(43,636)	
Adjustment resulting from adoption of Statement of Financial Accounting Standards No. 123 (revised)					(4,675)	4,675		
Net income	—	—	—	—	—	—	—	318,246
Balance, December 31, 2006	110,462	13,808	—	—	988,998	—	(110,370)	981,610
Exercise of stock options	526	66	—	—	10,891	—	—	—
Conversion of subordinated debentures	79	10	—	—	2,279	—	—	—
Issuance of restricted stock, net of forfeitures	221	27	—	—	(27)	—	—	—
Cash dividends ($.10 per common share in first, second, third and fourth quarters)	—	—	—	—	—	—	—	(44,368)
Stock-based compensation expense, including $1,655 reduction of related tax benefits	—	—	—	—	10,073	—	—	—
Treasury stock purchases			25	(979)				
Minimum pension liability adjustment, net of taxes of $7,670	—	—	—	—	—		14,245	
Adjustment resulting from adoption of Financial Accounting Standards Board Interpretation No. 48	—	—	—	—	—		—	(1,625)
Net income	—	—	—	—	—	—	—	483,800
Balance, December 31, 2007	111,288	$13,911	25	$(979)	$1,012,214	$ —	$ (96,125)	$1,419,417

See Notes to Consolidated Financial Statements.

ROWAN COMPANIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,		
	2007	2006	2005
	(In thousands)		
Cash Provided By (Used In):			
Operations:			
Net income	$ 483,800	$ 318,246	$ 229,800
Adjustments to reconcile net income to net cash provided by operations:			
Depreciation and amortization	118,796	89,971	81,291
Deferred income taxes	51,186	94,287	121,660
Provision for pension and postretirement benefits	37,170	33,592	25,478
Stock-based compensation expense	9,326	10,754	4,115
Gain on disposals of property, plant and equipment	(40,506)	(29,266)	(52,449)
Contributions to pension plans	(10,811)	(6,229)	(89,207)
Postretirement benefit claims paid	(2,824)	(3,440)	(3,283)
Charge for estimated environmental fine and related payments	—	9,000	—
Gain on sale of investments	—	—	(9,553)
Gain on hurricane-related events	—	—	(18,948)
Gain on sale of discontinued operations	—	(1,269)	(20,736)
Insurance proceeds from hurricane-related events	—	—	51,448
Changes in current assets and liabilities:			
Receivables — trade and other	(59,032)	(134,929)	(101,040)
Inventories	(111,268)	(150,028)	(34,951)
Other current assets	1,138	(45,266)	(2,875)
Accounts payable	(57,144)	27,467	52,776
Income taxes payable	23,073	(2,369)	4,653
Deferred revenues	(35,634)	46,754	40,085
Billings in excess of uncompleted contract costs and estimated profit	(1,284)	14,330	56,821
Other current liabilities	14,810	26,019	4,017
Net changes in other noncurrent assets and liabilities	11,747	(5,555)	(5,932)
Net cash provided by operations	432,543	292,069	333,170
Investing activities:			
Property, plant and equipment additions	(462,640)	(479,082)	(199,798)
Proceeds from disposals of property, plant and equipment	45,806	37,129	90,294
(Increase) decrease in restricted cash balance	106,077	(156,077)	—
Proceeds from sale of discontinued operations	—	1,953	20,866
Proceeds from sale of investments	—	—	9,553
Net cash used in investing activities	(310,757)	(596,077)	(79,085)
Financing activities:			
Proceeds from borrowings	—	—	37,909
Repayments of borrowings	(64,922)	(64,922)	(61,933)
Payment of cash dividends	(44,368)	(60,488)	(54,143)
Proceeds from stock option and convertible debenture plans	13,245	9,176	34,008
Excess tax benefits from stock-based compensation	1,655	2,380	—
Payments to acquire treasury stock	(979)	—	—
Net cash used in financing activities	(95,369)	(113,854)	(44,159)
Increase (decrease) in cash and cash equivalents	26,417	(417,862)	209,926
Cash and cash equivalents, beginning of year	258,041	675,903	465,977
Cash and cash equivalents, end of year	$ 284,458	$ 258,041	$ 675,903

See Notes to Consolidated Financial Statements.

ROWAN COMPANIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Rowan Companies, Inc. and all of its wholly-owned subsidiaries, hereinafter referred to as "Rowan" or "the Company". Intercompany balances and transactions are eliminated in consolidation.

Discontinued Operations

On December 31, 2004, Rowan completed the sale of its aviation operations as conducted by Era Aviation, Inc. In February 2005, Rowan sold the purchase options it held on four leased anchor-handling boats. The leases covering the Company's two remaining boats expired during the second quarter of 2005, when they were returned to the lessor and Rowan exited the marine vessel business.

The revenues and expenses resulting from Rowan's discontinued aviation and marine vessel operations for the three years ended December 31, 2007, including the gain or loss recognized upon their sale, are shown collectively and net of tax as Income from discontinued operations in the Consolidated Statements of Operations. See Note 12 for further information regarding the Company's discontinued operations.

Goodwill and Intangibles

Rowan had goodwill with a carrying value of $12.4 million at each of December 31, 2007 and 2006, of which $10.9 million related to the Drilling Products and Systems segment and $1.5 million related to the drilling division. Goodwill is reviewed for possible impairment at least annually. At December 31, 2007 and 2006, the Company had intangible assets subject to amortization totaling $1.0 million and $1.2 million, respectively.

Revenue and Expense Recognition

Rowan's drilling contracts generally provide for payment on a day rate basis, and revenues are recognized as the work progresses. Rowan frequently collects up-front fees to reimburse the Company for the cost of relocating its drilling equipment, and occasionally receives reimbursement for equipment modifications and upgrades requested by its customers. Such fees and reimbursements, and any related costs, are deferred and subsequently recognized in operations on a straight-line basis over the period that the drilling services are performed. Deferred drilling revenues included in current and other liabilities were $80.1 million and $60.9 million at December 31, 2007 and 2006, respectively. Deferred drilling costs included in prepaid expenses and other assets were $53.7 million and $48.8 million at December 31, 2007 and 2006, respectively. Rowan also typically receives reimbursement for certain "rebillable" costs, which are recognized as both revenues and expenses when incurred.

Manufacturing sales and related costs are generally recognized when title passes as products are shipped. Revenues from long-term manufacturing projects such as rigs and rig kits are recognized on a percentage-of-completion basis using costs incurred relative to total estimated project costs. The Company does not recognize any estimated profit until such projects are at least 10% complete, though full provision is made immediately for any anticipated losses. The following table summarizes the status of Rowan's long-term construction projects in progress, including any advance payments received for projects not yet begun (in thousands):

	December 31, 2007	December 31, 2006
Total contract value of long-term projects in process (or not yet begun)	$238,874	$344,406
Payments received	156,792	179,843
Revenue recognized	87,559	114,011
Costs recognized	56,593	106,686
Payments received in excess of revenues recognized	69,233	65,832
Billings in excess of uncompleted contract costs and estimated profit (included in other current liabilities)	$ 69,867	$ 71,151
Uncompleted contract costs and estimated profit in excess of billings (included in other current assets)	$ 634	$ 5,319

Manufacturing revenues and costs and expenses included product sales and costs of sales of $689.9 million and $561.0 million, $421.4 million and $345.6 million, and $270.9 million and $231.1 million in 2007, 2006 and 2005, respectively.

Included in Receivables at December 31, 2007 and 2006 are costs related to the salvage of lost or damaged rigs and related equipment. See Note 9 for additional information regarding the Company's salvage operations and related insurance reimbursements.

Income Per Common Share

"Basic" income per share is determined as income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. "Diluted" income per share reflects the issuance of additional shares in connection with the assumed conversion of stock options and other convertible securities, and corresponding adjustments to income for any charges related to such securities.

The computation of basic and diluted per share amounts of income from continuing operations for each of the past three years is as follows (in thousands except per share amounts):

Year Ended December 31, 2007:	Income From Continuing Operations	Average Shares	Per Share Amount
Basic income per share	$483,800	110,940	$4.36
Effect of dilutive securities:			
Convertible debentures		329	
Stock options		996	
Diluted income per share	$483,800	112,265	$4.31
2006:			
Basic income per share	$316,977	110,280	$2.87
Effect of dilutive securities:			
Convertible debentures		358	
Stock options		1,137	
Diluted income per share	$316,977	111,775	$2.84
2005:			
Basic income per share	$217,837	108,719	$2.00
Effect of dilutive securities:			
Convertible debentures		261	
Stock options		1,324	
Diluted income per share	$217,837	110,304	$1.97

See Note 3 for further information regarding the Company's stock option and debenture plans.

Statement of Cash Flows

Rowan invests only in highly liquid U.S. Government securities, bank time deposits, A1/P1-rated commercial paper, money market preferred stock custodial receipts or repurchase agreements with terms no greater than three months, all of which are considered to be cash equivalents.

Noncash investing and financing activities excluded from the Company's Consolidated Statements of Cash Flows were as follows: in 2007 — the reduction of $1,655,000 of tax benefits related to employee stock options, the conversion of $2,289,000 of Series A and C employee debentures into 78,707 shares of common stock and $15,911,000 of accrued property and equipment additions; in 2006 — the conversion of $1,000,000 of Series B employee debentures into 71,112 shares of common stock, the reduction of $2,380,000 of tax benefits related to employee stock options and $30,171,000 of accrued property and equipment additions; in 2005 — the conversion of $500,000 of Series B employee debentures into 35,556 shares of common stock, the reduction of $9,990,000 of tax benefits related to employee stock options and $8,159,000 of accrued property and equipment additions.

Inventories

Inventories are carried at lower of cost or market. Costs include labor, material and production overhead. Management periodically reviews inventory for obsolescence and reserves for items unlikely to be sold.

Rowan's adoption, effective January 1, 2006, of Statement of Financial Accounting Standards No. 151, which clarifies the distinction between costs that are allocable to inventory and those that are expensed as incurred, did not materially impact its financial position or results of operations.

Property and Depreciation

Rowan provides depreciation under the straight-line method from the date an asset is placed into service until it is sold or becomes fully depreciated based on the following estimated lives and salvage values:

	Years	Salvage Value
Offshore drilling equipment:		
Super Gorilla jack-ups	25	20%
Tarzan Class jack-up	25	20%
Gorilla and other cantilever jack-ups	15	20%
Conventional jack-ups	12	20%
Land drilling equipment	12	20%
Drill pipe and tubular equipment	4	10%
Manufacturing plant and equipment:		
Buildings and improvements	10 to 25	10 to 20%
Other equipment	2 to 12	various
Other property and equipment	3 to 40	various

Expenditures for new property or enhancements to existing property are capitalized and depreciated over the asset's estimated useful life. Expenditures for maintenance and repairs are charged to operations as incurred. As assets are sold or retired, the cost and related accumulated depreciation amounts are removed and any resulting gain or loss is included in the Company's results of operations. Rowan capitalizes, during the construction period, a portion of interest cost incurred. See Note 10 for further information regarding the Company's depreciation and amortization, capital expenditures and repairs and maintenance. Long-lived assets are reviewed for impairment whenever circumstances indicate their carrying amounts may not be recoverable, based upon estimated future cash flows.

Environmental Matters

Environmental remediation costs are accrued using estimates of future monitoring, testing and clean-up costs where it is probable that such costs will be incurred. Estimates of future monitoring, testing and clean-up costs and assessments of the probability that such costs will be incurred incorporate many factors, including: approved monitoring, testing and/or remediation plans; ongoing communications with environmental regulatory agencies; the expected duration of remediation measures; historical monitoring, testing and clean-up costs and current and anticipated operational plans and manufacturing processes. Ongoing environmental compliance costs are expensed as incurred and expenditures to mitigate or prevent future environmental contamination are capitalized. The Company's reserves for environmental remediation costs at December 31, 2007 and 2006 were not material. See Note 9 for further information regarding the Company's environmental liabilities.

Income Taxes

Rowan recognizes deferred income tax assets and liabilities for the estimated future tax consequences of differences between the financial statement and tax bases of assets and liabilities. Valuation allowances are provided against deferred tax assets that are not likely to be realized. See Note 7 for further information regarding the Company's income tax assets and liabilities.

Foreign Currency Transactions

The U.S. dollar is the functional currency for all of Rowan's operations. All realized and unrealized foreign currency transaction gains and losses are reflected in the Company's Consolidated Statements of Operations. In order to reduce the impact of exchange rate fluctuations, Rowan generally requires customer payments to be primarily in U.S. dollars.

Comprehensive Income

Comprehensive income is comprised of net income and other comprehensive income. During 2007, 2006 and 2005, Rowan recognized other comprehensive income or loss relating to pension and other benefit liabilities. See Note 6 for further information regarding the Company's pension and other benefit liabilities.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. LONG-TERM DEBT

Long-term debt consisted of (in thousands):

	December 31,	
	2007	2006
6.94% Title XI note payable; secured by the *Gorilla V*	$ 16,762	$ 22,344
6.15% Title XI note payable; secured by the *Gorilla V*	21,525	28,699
5.88% Title XI note payable; secured by the *Gorilla VI*	64,117	78,369
2.80% Title XI note payable; secured by the *Gorilla VII*	92,698	108,148
Floating-rate Title XI note payable; secured by the *Bob Palmer*	145,671	156,077
4.33% Title XI note payable; secured by the *Scooter Yeargain*	69,918	75,998
Floating-rate Title XI note payable; secured by the *Bob Keller*	74,713	80,691
Total	485,404	550,326
Less current maturities	64,922	64,922
Remainder	$420,482	$485,404

Annual maturities of long-term debt are $64.9 million in each of the next three years ending December 31, 2008, 2009 and 2010, $52.2 million in 2011 and $45.0 million in 2012.

Rowan financed $153.1 million of the cost of the *Gorilla V* through a floating-rate bank loan guaranteed by the U.S. Department of Transportation's Maritime Administration ("MARAD") under its Title XI program. On July 1, 1997, the Company fixed $67 million of outstanding borrowings at 6.94%. On July 1, 1998, Rowan fixed the remaining $86.1 million principal amount at 6.15%. Principal and accrued interest on each note are payable semi-annually on each January 1 and July 1 through 2010. The *Gorilla V* is pledged as security for the government guarantees.

Rowan financed $171.0 million of the cost of the *Gorilla VI* through a floating-rate bank loan guaranteed under MARAD's Title XI program. On March 15, 2001, the Company fixed the $156.8 million of outstanding borrowings at 5.88%. Principal and accrued interest are payable semi-annually on each March 15 and September 15 through March 2012. The *Gorilla VI* is pledged as security for the government guarantee.

Rowan financed $185.4 million of the cost of the *Gorilla VII* through a floating-rate bank loan guaranteed under MARAD's Title XI program. On June 30, 2003, the Company fixed the $162.2 million of outstanding borrowings at 2.80%. Principal and accrued interest are payable semi-annually on each April 20 and October 20 through 2013. The *Gorilla VII* is pledged as security for the government guarantee.

Rowan financed $187.3 million of the cost of the *Bob Palmer* through a floating-rate bank loan guaranteed under MARAD's Title XI program. The Company may fix the interest rate at any time and must fix the rate on all outstanding principal amounts by July 15, 2011. Principal and accrued interest are payable semi-annually on each January 15 and July 15 through 2021. The *Bob Palmer* is pledged as security for the government guarantee. At December 31, 2007, outstanding borrowings bore interest at an annual rate of 6.05%.

Rowan financed $91.2 million of the cost of the *Scooter Yeargain* through a 15-year floating-rate bank loan guaranteed under MARAD's Title XI program. On June 15, 2005, the Company fixed the $85.1 million of outstanding borrowings at 4.33%. Principal and accrued interest are payable semi-annually on each May 1 and November 1 through May 2019. The *Scooter Yeargain* is pledged as security for the government guarantee.

Rowan financed $89.7 million of the cost of the *Bob Keller* through a 15-year floating-rate bank loan guaranteed under MARAD's Title XI program. Rowan may fix the interest rate at any time and must fix the rate on all outstanding principal by August 31, 2009. Principal and accrued interest are payable semi-annually on each May 10 and November 10 through May 2020. The *Bob Keller* is pledged as security for the government guarantee. At December 31, 2007, outstanding borrowings bore interest at an annual rate of 5.95%.

Rowan's $3.5 million of Series A Floating Rate Subordinated Convertible Debentures outstanding at December 31, 2007 are ultimately convertible into common stock at the rate of $29.75 per share for each $1,000 principal amount of debenture through April 24, 2008.

Rowan's $3.0 million of Series B Floating Rate Subordinated Convertible Debentures outstanding at December 31, 2007 are ultimately convertible into common stock at the rate of $14.06 per share for each $1,000 principal amount of debenture through April 22, 2009.

Rowan's $8.6 million of Series C Floating Rate Subordinated Convertible Debentures outstanding at December 31, 2007 are ultimately convertible into common stock at the rate of $28.25 per share for each $1,000 principal amount of debenture through April 27, 2010.

Rowan's $9.6 million of Series D Floating Rate Subordinated Convertible Debentures outstanding at December 31, 2007 are ultimately convertible into common stock at the rate of $32.00 per share for each $1,000 principal amount of debenture through April 26, 2011.

Rowan's $1.2 million of Series E Floating Rate Subordinated Convertible Debentures outstanding at December 31, 2007 are ultimately convertible into common stock at the rate of $13.12 per share for each $1,000 principal amount of debenture through September 20, 2011.

All of the Company's outstanding subordinated convertible debentures were originally issued in exchange for promissory notes containing provisions for setoff, protecting Rowan against any credit risk. Accordingly, the debentures and notes, and the related interest amounts, have been offset in the consolidated financial statements pursuant to Financial Accounting Standards Board Interpretation No. 39. See Note 3 for further information regarding the Company's convertible debenture incentive plans.

Rowan weighted average annual interest rate was 5.2% at December 31, 2007 and 5.0% at December 31, 2006. Cash interest payments exceeded interest capitalized by $17.0 million in 2007, $20.3 million in 2006, and $20.6 million in 2005.

Rowan's debt agreements contain provisions that require minimum levels of working capital and stockholders' equity and limit the amount of long-term debt, and, in the event of noncompliance, restrict investment activities, asset purchases and sales, lease obligations, borrowings and mergers or acquisitions. These agreements also contain minimum insurance requirements for the Company's collateralized drilling rigs. The extent of hurricane damage sustained throughout the Gulf Coast area in recent years has dramatically increased the cost and reduced the availability of insurance coverage for windstorm losses and, during its 2006 policy renewal, the Company determined that windstorm coverage meeting these requirements was cost-prohibitive. Thus, the Company requested and received from MARAD a waiver of any defaults related to insurance requirements and provided additional security to MARAD, including restricted and unrestricted cash balances. Effective March 30, 2007, in connection with the Company's 2007 policy renewal, the additional security provisions were modified and the minimum restricted cash balance was reduced from $156.1 million to $50 million. This amount is maintained in a separate account in which MARAD has a security interest and is shown separately as Restricted cash on the Company's Consolidated Balance Sheet. In addition, the Company's unrestricted cash requirement was reduced from $100 million to $31 million. The Company remains subject to restrictions on the use of certain insurance proceeds should it experience further losses. Each of these additional security provisions will be released by MARAD if Rowan obtains windstorm coverage that satisfies the Company's existing debt requirements. The Company believes that it was in compliance with each of its debt covenants at December 31, 2007. See Note 5 for further information regarding the Company's dividend restrictions.

NOTE 3. STOCKHOLDERS' EQUITY

Rowan's 2005 Long-Term Incentive Plan ("LTIP") authorizes the Company's Board of Directors to issue, through April 22, 2015, up to 3,400,000 shares of Rowan common stock in a variety of forms, including stock options, restricted stock, restricted stock units, performance shares, stock appreciation rights and common stock grants, whose terms are governed by the LTIP. The LTIP replaced and superseded the Restated 1988 Nonqualified Stock Option Plan, as amended, and the 1998 Nonemployee Directors Stock Option Plan. At December 31, 2007, awards covering 1,160,607 shares had been made under the LTIP, net of forfeitures, as follows: 319,180 in 2007, 312,718 in 2006 and 528,709 in 2005.

Restricted stock represents a full share of Rowan common stock issued with a restrictive legend that prevents its sale until the restriction is later removed. The restrictions will generally lapse pro rata over a three or four-year service period. The Company measures total compensation related to each share based upon the market value of the common stock on the date of the award and recognizes the resulting expense on a straight-line basis over the service period. The following table summarizes restricted stock awards made under the LTIP to approximately 100 key employees over the past three years and the amount of related compensation accrued at December 31, 2007 (dollars in millions):

Year Ended December 31,	Number of Shares (net)	Weighted Average Fair Value	Total Compensation	Accrued Compensation
2005	241,100	$24.98	$ 6.1	$4.9
2006	117,873	42.98	5.2	2.9
2007	221,164	37.93	8.8	1.9
Total	580,137		$20.1	$9.7

Restricted stock units are awards that may be settled through the issuance of Rowan common stock or the payment of cash where vesting generally occurs over a defined service period but the restriction lapses only upon termination of service. The Company measures compensation related to each unit based upon the market value of the underlying common stock on the date of the award and recognizes the resulting expense on a straight-line basis over the service period. During 2005, Rowan issued 36,900 restricted stock units to its nonemployee directors, with an average fair value of $25.12 per unit. During 2006, Rowan issued 15,000 restricted stock units to its nonemployee directors, with an average fair value of $43.41 per unit, and issued 8,890 shares of Rowan common stock in settlement of previous restricted stock unit awards and related dividends. During 2007, Rowan issued

29,000 restricted stock units to its nonemployee directors, with an average fair value of $38.31 per unit. At December 31, 2007, Rowan had accrued $2.1 million toward future settlement of restricted stock units.

Performance shares are shares of Rowan common stock whose future issuance is contingent upon the achievement of certain performance criteria. During 2005, the Company awarded 99,500 performance shares to 12 key employees, under which as many as 199,000 (and as few as zero) shares of Rowan common stock will be issued in May 2008 depending upon the Company's total stockholder return (TSR) in comparison to a selected industry peer group over the three-year period then ended. The Company measures and recognizes compensation expense at each period end using the market value of the common stock on the date of the award and the expected number of shares to be issued based upon Rowan's relative TSR performance. Compensation expense of approximately $0.5 million was recognized during 2007 and no compensation expense was recognized during 2005 and 2006.

During 2006, the Company awarded 115,791 performance shares to 15 key employees, under which as many as 231,582 (and as few as zero) shares of Rowan common stock will be issued in April 2009 based upon an equal weighting of the Company's TSR and return on investment (ROI) ranking versus a selected industry peer group over the three-year period then ended. With respect to the TSR metric, the Company estimated a fair value of $42.51 per share, which is being recognized as compensation expense over the three-year performance period. The total related compensation was measured at $2.5 million, of which $1.4 million had been recognized at December 31, 2007. With respect to the ROI metric, the Company estimated compensation expense using the market value of the common stock on the date of the award of $43.85 per share and the target number of shares to be issued. Compensation expense is re-measured annually using the expected number of shares to be issued based upon Rowan's relative ROI performance. Compensation expense of $0.6 million recognized in 2006 was reversed following re-measurement in 2007.

During 2007, the Company awarded 91,068 performance shares to 6 key employees, under which as many as 182,136 (and as few as zero) shares of Rowan common stock will be issued in May 2010 based upon an equal weighting of the Company's TSR and return on investment (ROI) ranking versus a selected industry peer group over the three-year period then ended. With respect to the TSR metric, the Company estimated a fair value of $36.88 per share, which is being recognized as compensation expense over the three-year performance period. The total related compensation was measured at $1.7 million, of which $0.4 million had been recognized at December 31, 2007. With respect to the ROI metric, the Company estimated compensation expense using the market value of the common stock on the date of the award of $38.70 per share and the target number of shares to be issued. The total related compensation was measured at $1.8 million, of which $0.4 million had been recognized at December 31, 2007. Compensation expense will be re-measured annually using the expected number of shares to be issued based upon Rowan's relative ROI performance. During 2007, 20,811 of previously awarded performance shares were forfeited.

Stock options granted to employees generally become exercisable pro rata over a four-year service period, and all options not exercised expire ten years after the date of grant. Stock option activity for each of the last three years was as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding at January 1, 2005	5,473,751	$17.57
Granted	150,800	24.98
Exercised	(2,090,384)	15.91
Forfeited	(67,774)	15.93
Outstanding at December 31, 2005	3,466,393	18.93
Granted	63,402	43.85
Exercised	(488,230)	16.82
Forfeited	(14,807)	21.89
Outstanding at December 31, 2006	3,026,758	21.15
Granted	—	—
Exercised	(526,883)	20.81
Forfeited	(12,014)	18.51
Outstanding at December 31, 2007	2,487,861	$21.23
Exercisable at December 31, 2005	2,393,579	$18.85
Exercisable at December 31, 2006	2,353,668	$19.93
Exercisable at December 31, 2007	2,249,585	$20.42

The following table summarizes information about stock options outstanding at December 31, 2007.

	Number of Options	Weighted Average Exercise Price	Weighted Average Fair Value	Weighted Average Remaining Life (Years)
Outstanding:				
$4.06 to $6.19	126,813	$ 4.72		2.5
$13.12 to $19.75	626,751	16.00		3.2
$21.19 to $22.00	907,945	21.33		5.0
$24.98 to $43.85	826,352	27.63		6.2
	2,487,861	$21.23	$12.13	4.8
Exercisable:				
$4.06 to $6.19	126,813	$ 4.72		
$13.12 to $19.75	626,751	16.00		
$21.19 to $22.00	907,945	21.33		
$24.98 to $32.00	588,076	27.11		
	2,249,585	$20.42		

At December 31, 2007, Rowan had $1.4 million of unrecognized future compensation expense related to stock options.

On January 1, 2006, Rowan adopted Statement of Financial Accounting Standards No. 123 (revised 2004) "Share-Based Payment", as amended ("Statement 123R"), which requires recognition as expense over future service or vesting periods of stock-based compensation cost measured based upon grant date fair value. Prior to 2006, Rowan accounted for stock-based compensation in accordance with Accounting Principles Board (APB) Opinion No. 25, whereby cost was measured based upon intrinsic value, or the difference, if any, between the quoted market price on the date of grant and the amount the employee was required to pay for the common stock. Accordingly, Rowan did not recognize compensation expense for stock options having an exercise price equal to the market price on the date of grant.

Rowan applied the modified prospective method of adoption, whereby the provisions of Statement 123R are applied to all stock-based awards made on or after January 1, 2006 and any outstanding but unvested awards as of that date. Accordingly, the Company's consolidated financial statements as of and for the year ended December 31, 2005 have not been restated to give effect to Statement 123R. In addition, there was no material cumulative effect to be recognized upon adoption of Statement 123R. The adoption of Statement 123R did impact the Company's Stockholders' equity components as the $4.7 million balance of Unearned equity compensation, which originated in connection with the 2005 restricted stock awards, was reclassified to, and reduced the balance of, Additional paid-in capital effective January 1, 2006.

During 2007, Rowan recognized stock-based compensation expense of $9.3 million under Statement 123R, including $2.5 million related to stock options, $5.7 million related to restricted stock and units and $1.1 million related to performance shares. Rowan estimates that the provisions of Statement 123R reduced the Company's net income by approximately $1.6 million or $.01 per share during 2007. During 2006, Rowan recognized stock-based compensation expense of $12.5 million under Statement 123R, including $7.2 million related to stock options, $4.2 million related to restricted stock and units and $1.1 million related to performance shares. Rowan estimates that the provisions of Statement 123R reduced the Company's net income by approximately $3.2 million or $.03 per share during 2006. The following table illustrates the estimated effects of Statement 123R on the Company's total and per share amounts of net income in 2005 (in thousands, except per share amounts):

	2005
Net income, as reported	$229,800
Stock-based compensation, net of related tax effects:	
As recorded under APB 25	1,718
Pro forma under SFAS 123	(4,697)
Pro forma net income	$226,821
Net income per basic share:	
As reported	$ 2.11
Pro forma	$ 2.09
Net income per diluted share:	
As reported	$ 2.08
Pro forma	$ 2.06

The weighted average per-share fair values at date of grant for options granted during 2006 and 2005 were estimated to be $18.48, and $10.10, respectively. The foregoing fair value estimates were determined using the Black-Scholes option valuation model with the following weighted average assumptions:

	2006	2005
Expected life in years	4.0	3.5
Risk-free interest rate	5.0%	3.9%
Expected volatility	51.1%	51.1%

Under the Rowan Companies, Inc. 1998 Convertible Debenture Incentive Plan, as amended, floating-rate subordinated convertible debentures totaling $30 million were issued by the Company. The debentures are initially convertible into preferred stock, which has no voting rights (except as required by law or the Company's charter), no dividend and a nominal liquidation preference. The preferred stock is immediately convertible into common stock. At December 31, 2007, $3.5 million of the $4.8 million principal amount of Series A debentures issued in 1998, $3.0 million of the $4.8 million principal amount of Series B debentures issued in 1999, $8.6 million of the $9.6 million principal amount of Series C debentures issued in 2000, all $9.6 million principal amount of Series D debentures issued in 2001 and all $1.2 million principal amount of Series E debentures issued in 2001 were outstanding. The outstanding Series A, B, C, D and E debentures are collectively convertible into 1,027,011 shares of Rowan's common stock.

In 1992, Rowan adopted a Stockholder Rights Agreement to protect against coercive takeover tactics. The agreement, as amended, provides for the distribution to Rowan's stockholders of one Right for each outstanding share of common stock. Each Right entitles the holder to purchase from the Company one one-hundredth of a share of Series A Junior Preferred Stock of Rowan at an exercise price of $80. In addition, under certain circumstances, each Right will entitle the holder to purchase securities of Rowan or an acquiring entity at one-half market value. The Rights are exercisable only if a person or group knowingly acquires 15% or more of Rowan's outstanding common stock or makes a tender offer for 30% or more of the Company's outstanding common stock. The Rights will expire on January 24, 2012.

NOTE 4. OTHER CURRENT LIABILITIES

Other current liabilities consisted of (in thousands):

	December 31,	
	2007	2006
Deferred revenues	$110,596	$146,230
Billings in excess of uncompleted contract costs and estimated profit	69,867	71,151
Accrued liabilities:		
Income taxes	26,255	3,182
Compensation and related employee costs	84,859	49,767
Interest	7,903	8,936
Taxes and other	30,307	31,312
Total	$329,787	$310,578

The balance in Deferred revenues primarily reflects customer prepayments for products and services to be provided and lump-sum mobilization fees to be recognized during the next year. The balance also included $23.4 million at December 31, 2006 related to the sale of the *Rowan-Midland.* See Note 13 for further information regarding the sale of the *Rowan-Midland.*

The balance in Compensation and related employee costs includes estimated pension and other benefit plan funding contributions to be provided during the next year, which totaled $33 million at December 31, 2007 and

$15 million at December 31, 2006. See Note 6 for further information regarding the Company's pension and other benefit plans.

Taxes and other included accrued manufacturing warranty claims of $7.1 million at December 31, 2007 and $5.1 million at December 31, 2006. The balance at December 31, 2006 also included $9.0 million provided for fines and environmental fund payments made in 2007 in settlement of a Department of Justice investigation. See Note 9 for further information regarding the Company's environmental matters.

NOTE 5. RESTRICTIONS ON RETAINED EARNINGS

Rowan's Title XI debt agreements contain financial covenants that limit the amount the Company may distribute to its stockholders. Under the most restrictive of such covenants, Rowan had approximately $253 million of retained earnings available for distribution at December 31, 2007. Subject to this and other restrictions, the Board of Directors will determine payment, if any, of future dividends or distributions in light of conditions then existing, including the Company's earnings, financial condition and requirements, opportunities for reinvesting earnings, business conditions and other factors. See Note 14 for further information regarding the Company's dividends.

NOTE 6. BENEFIT PLANS

Since 1952, Rowan has sponsored defined benefit pension plans covering substantially all of its employees. In addition, Rowan provides health care and life insurance benefits for certain retired employees.

Statement of Financial Accounting Standards No. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans", which required that the funded status of our pension and other postretirement benefit plans be fully recognized in our December 31, 2006 Consolidated Balance Sheet, had the effect of increasing our balances for Other liabilities, Deferred income taxes and Accumulated other comprehensive loss at that date by $67.1 million, $23.5 million and $43.6 million, respectively. Though balance sheet recognition is now required for the unamortized portion of gains and losses, prior service cost and transition assets, such amounts will continue to be excluded from net periodic benefits cost and included within other comprehensive income (loss).

The following table shows the funded status of the plans at December 31, 2007 and 2006 and the changes in plan assets and obligations during each of the years then ended (in thousands):

	Year Ended December 31, 2007			Year Ended December 31, 2006		
	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Benefit obligations:						
Balance, January 1	$ 467,696	$ 74,526	$ 542,222	$ 440,884	$ 69,886	$ 510,770
Interest cost	28,965	4,085	33,050	25,299	3,901	29,200
Service cost	14,565	2,066	16,631	12,450	1,989	14,439
Actuarial (gain) loss	(12,628)	(6,097)	(18,725)	8,480	2,117	10,597
Plan amendment	—	—	—	(3,178)	—	(3,178)
Benefits paid	(17,851)	(2,824)	(20,675)	(16,239)	(3,367)	(19,606)
Balance, December 31	480,747	71,756	552,503	467,696	74,526	542,222
Plan assets:						
Fair value, January 1	348,622	—	348,622	321,724	—	321,724
Actual return	15,701	—	15,701	36,908	—	36,908
Employer contributions	10,811	—	10,811	6,229	—	6,229
Benefits paid	(17,851)	—	(17,851)	(16,239)	—	(16,239)
Fair value, December 31	357,283	—	357,283	348,622	—	348,622
Net benefit liabilities	$(123,464)	$(71,756)	$(195,220)	$(119,074)	$(74,526)	$(193,600)
Amounts recognized in the Consolidated Balance Sheet:						
Current assets — Trade and other receivables	$ —	$ —	$ —	$ —	$ 136	$ 136
Other current liabilities	(28,924)	(4,060)	(32,984)	(10,750)	(3,990)	(14,740)
Other liabilities	(94,540)	(67,696)	(162,236)	(108,324)	(70,672)	(178,996)
Net benefit liabilities	$(123,464)	$(71,756)	$(195,220)	$(119,074)	$(74,526)	$(193,600)
Net (expense) credit recognized in net benefit cost	$ 10,549	$(57,885)	$ (47,336)	$ 29,768	$(53,569)	$ (23,801)
Amounts not yet reflected in net periodic benefit cost:						
Actuarial loss	(136,580)	(11,833)	(148,413)	(151,622)	(18,462)	(170,084)
Transition obligation	—	(3,311)	(3,311)	—	(3,973)	(3,973)
Prior service (cost) credit	2,567	1,273	3,840	2,780	1,478	4,258
Total accumulated other comprehensive loss	(134,013)	(13,871)	(147,884)	(148,842)	(20,957)	(169,799)
Net benefit liabilities	$(123,464)	$(71,756)	$(195,220)	$(119,074)	$(74,526)	$(193,600)

Rowan expects that the following amounts of Accumulated other comprehensive loss will be recognized as net periodic benefits cost in 2008 (in thousands):

	Pension Benefits	Other Benefits	Total
Actuarial loss	$7,952	$ 280	$8,232
Transition obligation	—	662	662
Prior service cost (credit)	(215)	(205)	(420)
Total net increase	$7,737	$ 737	$8,474

Additional information related to Rowan's pension plans are as follows (in thousands):

	December 31,	
	2007	2006
Projected benefit obligation	$480,747	$467,696
Accumulated benefit obligation	422,403	421,628
Fair value of plan assets	357,283	348,622

Net periodic pension cost included the following components (in thousands):

	Year Ended December 31,		
	2007	2006	2005
Service cost	$ 14,565	$ 12,450	$ 10,428
Interest cost	28,965	25,299	21,817
Expected return on plan assets	(26,615)	(24,759)	(23,701)
Recognized actuarial loss	13,328	13,348	10,586
Amortization of prior service cost	(213)	170	170
Total	$ 30,030	$ 26,508	$ 19,300

Other benefits cost included the following components (in thousands):

	Year Ended December 31,		
	2007	2006	2005
Service cost	$2,066	$1,989	$1,816
Interest cost	4,085	3,901	3,521
Recognized actuarial loss	532	736	383
Amortization:			
Transition obligation	662	662	662
Prior service cost	(205)	(204)	(204)
Total	$7,140	$7,084	$6,178

Assumptions used to determine benefit obligations were as follows:

	December 31,	
	2007	2006
Discount rate	6.37 - 6.55%	5.82 - 5.92%
Rate of compensation increase	4.15%	4.15%

Assumptions used to determine net periodic benefit costs were as follows:

	Year Ended December 31,		
	2007	2006	2005
Discount rate	5.82 - 5.92%	5.56 - 5.68%	5.75%
Expected return on plan assets	8.0%	8.0%	8.5%
Rate of compensation increase	4.15%	4.15%	4.0%

The assumed increase in per capita health care costs ranged from 10% for 2008 to 5% for 2013 and thereafter. A one-percentage-point change in assumed health care cost trend rates would change reported amounts as follows (in thousands):

	1-Percentage-Point Change	
	Increase	Decrease
Increase (decrease) in:		
Service and interest cost	$ 572	$ (494)
Postretirement benefit obligation	4,900	(4,400)

The pension plans had weighted average asset allocations as follows:

	Allocation at December 31,	
Asset Category	2007	2006
Rowan common stock	4%	3%
Other equity securities	67%	68%
Debt securities	28%	28%
Cash and other	1%	1%
Total	100%	100%

The pension plans have target allocations for plan investments that attempt to diversify assets among equity securities (60-80%) and fixed income and cash (20-40%) and reduce performance volatility. The target allocation to equities is further subdivided among the S&P index (15-25%), large cap value (5-15%), large cap growth (5-15%), small cap (5-15%), international (10-30%) and the Company's stock (0-5%). The plans employ several active managers with proven long-term out-performance in their specific investment discipline and periodically reallocate assets in accordance with the allocation targets. The plans will attempt to remain fully invested and limit the amount of cash on hand.

To develop the expected long-term rate of return on assets assumption, Rowan considered the current level of expected returns on risk-free investments (primarily government bonds), the historical level of the risk premium associated with the plans' other asset classes and the expectations for future returns of each asset class. The expected return for each asset class was then weighted based upon the current asset allocation to develop the expected long-term rate of return on assets assumption for the Plans, which was maintained at 8% at December 31, 2007, unchanged from December 31, 2006.

Rowan estimates that the plans will make the following annual payments for pension and other benefits based upon existing benefit formulas and including amounts attributable to future employee service (in millions):

Year Ended December 31,	Pension Benefits	Other Benefits
2008	$ 21.2	$ 4.1
2009	22.5	4.3
2010	23.8	4.6
2011	25.4	5.0
2012	26.9	5.1
2013-2017	161.1	30.5

Rowan currently expects to contribute approximately $33.0 million in 2008 for its pension and other benefit plans.

Rowan has cash bonus and profit sharing plans covering approximately 400 employees. At December 31, 2007, the Company had accrued approximately $11.4 million under such plans, most of which it expects to pay to eligible employees in 2008. At December 31, 2006, the Company had accrued approximately $7.2 million of bonus and profit sharing awards, most of which was paid to eligible employees in 2007.

Rowan also sponsors defined contribution plans covering substantially all employees. Rowan contributed to the plans about $5.2 million in 2007, $4.6 million in 2006, and $3.7 million in 2005.

NOTE 7. INCOME TAXES

The detail of income tax provisions for continuing operations is presented below (in thousands):

	Year Ended December 31,		
	2007	2006	2005
Current:			
Federal	$171,556	$ 69,447	$ 6,708
Foreign	24,705	11,936	6,535
State	3,617	1,008	454
Total current provision	199,878	82,391	13,697
Deferred	55,408	93,986	113,936
Total	$255,286	$176,377	$127,633

Rowan's provision for income taxes differs from that determined by applying the federal income tax rate (statutory rate) to income from continuing operations before income taxes, as follows (in thousands):

	Year Ended December 31,		
	2007	2006	2005
Statutory rate	35%	35%	35%
Tax at statutory rate	$258,680	$172,674	$120,915
Increase (decrease) due to:			
State tax expense	2,083	(89)	2,324
Domestic production activities	(5,489)	(2,400)	—
Research and development tax credit	(818)	(1,318)	—
Nondeductible environmental charge	—	3,150	—
Foreign companies' operations	(146)	(534)	1,126
Valuation allowance	—	—	(3,363)
Repatriation of foreign earnings	—	—	2,851
Other — net	976	4,894	3,780
Total provision	$255,286	$176,377	$127,633

Temporary differences and carryforwards which gave rise to deferred tax assets and liabilities at December 31, 2007 and 2006, were as follows (in thousands):

	December 31,			
	2007		2006	
	Current	Non-Current	Current	Non-Current
Deferred tax assets:				
Accrued employee benefit plan costs	$13,753	$ 57,244	$ 4,892	$ 59,355
Rig relocation operations — net	14,080	—	4,628	—
Installment sale of rig	—	—	6,049	—
Other	699	3,967	2,852	8,543
Net deferred tax assets	28,532	61,211	18,421	67,898
Deferred tax liabilities:				
Property, plant and equipment	—	468,727	—	410,149
Other	5,572	5,415	—	4,814
	5,572	474,142	—	414,963
Deferred tax asset (liability) — net	$22,960	$(412,931)	$18,421	$(347,065)

Management has determined that no valuation allowances were necessary at December 31, 2007 and 2006, as anticipated future tax benefits relating to all deferred income tax assets are expected to be fully realized when measured against a more likely than not standard.

Undistributed earnings of Rowan's foreign subsidiaries in the amount of approximately $34 million could potentially be subjected to additional income taxes of approximately $9 million. The Company has not provided any deferred income taxes on such undistributed foreign earnings because it considers such earnings to be permanently invested abroad.

Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48), clarified accounting for income taxes by defining the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company's adoption of FIN 48 effective January 1, 2007, yielded a $1.6 million decrease in Retained earnings and a $5.5 million increase in Other liabilities as of that date.

At December 31, 2007 and January 1, 2007, Rowan had $3.4 and $3.6 million, respectively, of net unrecognized tax benefits, all of which would reduce the Company's income tax provision if recognized. The Company does not expect to recognize significant increases or decreases in unrecognized tax benefits during the next 12 months.

The following table highlights the changes in the Company's has gross unrecognized tax benefits during 2007 (in millions):

Gross unrecognized tax benefits — January 1, 2007	$5.5
Gross increases — tax positions in prior period	—
Gross decreases — tax positions in prior period	(.5)
Gross increases — current period tax positions	—
Settlements	—
Lapse of statute of limitations	—
Gross Unrecognized Tax Benefit — 12/31/2007	$5.0

Interest and penalties relating to income taxes are included in current income tax expense. Accrued interest and penalties at January 1, 2007 were $0.2 million and $0.1 million, respectively. At December 31, 2007, both amounts were $0.3 million. To the extent accrued interest and penalties relating to uncertain tax positions are not actually assessed, such accruals will be reversed and the reversals will reduce the Company's overall income tax provision.

Rowan's U.S. federal tax returns for 2001 and subsequent years remain subject to examination by tax authorities. Various state tax returns for 2003 and subsequent years remain open for examination. In the Company's foreign tax jurisdictions, returns for 2005 and subsequent years remain open for examination. During 2007, The Internal Revenue Service closed an examination of a foreign subsidiary's 2004 U.S. Federal Income Tax Return resulting in no adjustment. Rowan is undergoing routine tax examinations in various foreign, U.S. federal, state and local taxing jurisdictions in which the Company has operated. These examinations cover various tax years and are in various stages of finalization. Rowan believes that any income taxes ultimately assessed by any foreign, U.S. federal, state and local taxing authorities will not materially exceed amounts for which the Company has already provided.

Income from continuing operations before income taxes consisted of $722.4 million, $467.2 million, and $326.3 million of domestic earnings, and $16.7 million, $26.2 million, and $19.2 million of foreign earnings in 2007, 2006, and 2005, respectively.

Income tax payments exceeded refunds by $156.9 million in 2007, $97.7 million in 2006 and $9.2 million in 2005.

NOTE 8. FAIR VALUES OF FINANCIAL INSTRUMENTS

At December 31, 2007, the carrying amounts of Rowan's cash and cash equivalents, receivables and payables approximated their fair values due to the short maturity of such financial instruments. The carrying amount of the Company's floating-rate debt approximated its fair value at December 31, 2007 as such instruments bear short-term, market-based interest rates. The fair value of Rowan's fixed-rate debt at December 31, 2007 was estimated to be approximately $274 million, or a $9 million premium to carrying value, based upon available market information and appropriate valuation methods.

NOTE 9. COMMITMENTS AND CONTINGENT LIABILITIES

During 1984 and 1985, Rowan sold two cantilever jack-ups, the *Rowan-Halifax* and the *Cecil Provine*, and leased each rig back under operating leases with initial lease periods that expired during 2000. At that time, Rowan exercised its option to extend each lease for a period of seven and one-half years, into 2008, with semi-annual lease payments equal to one-half of the weighted average lease payments made during the original lease periods.

Rowan has exercised a second renewal option on the *Cecil Provine* operating lease for one additional year through June 2009. The semi-annual lease payment for that additional year will reflect a fair market value charter rate determined through a joint appraisal process. The Company believes that the lease payment may increase from its current level of $4.9 million per year, although the amount is not presently determinable. Under the extended lease agreement, the Company retains additional lease and purchase options for the *Cecil Provine*.

In September 2005, the *Rowan-Halifax* was lost during Hurricane Rita. The rig was insured for $43.4 million, a value the Company believes satisfied the requirements of the charter agreement, and by a margin sufficient to cover the $6.3 million carrying value of its equipment installed on the rig. However, the owner of the rig claimed that the rig should have been insured for its fair market value and sought recovery from Rowan for compensation above the insured value. Thus, the Company assumed no insurance proceeds related to the *Rowan-Halifax* and recorded a charge during 2005 for the full carrying value of its equipment. On November 3, 2005, the Company filed a declaratory judgment action styled *Rowan Companies, Inc. vs. Textron Financial Corporation and Wilmington Trust Company as Owner Trustee of the Rowan-Halifax 116-C Jack-Up Rig* in the 215th Judicial District Court of Harris County, Texas. The owner filed a similar declaratory judgment action, claiming a value of approximately $83 million for the rig. The owner's motion for summary judgment was granted on January 25, 2007 which, unless overturned on appeal, would make Rowan liable to the owner for the approximately $40 million difference between the owner's claim and the insurance coverage, plus interest and costs. The Company continues to believe that its interpretation of the charter agreement is correct and is vigorously pursuing an appeal to overturn the summary judgment ruling. The Company does not believe, therefore, that it is probable that Rowan has incurred a loss, nor one that is estimable, and has made no accrual for such at December 31, 2007.

The Company has other operating leases covering offices and computer equipment. Net rental expense under all operating leases was $15.4 million in 2007, $14.2 million in 2006, and $19.0 million in 2005.

At December 31, 2007, the future minimum payments to be made under noncancelable operating leases were as follows (in millions):

2008	$ 7.5
2009	3.8
2010	2.4
2011	0.8
2012	0.3
Later years	—
Total	$14.8

Rowan periodically employs letters of credit or other bank-issued guarantees in the normal course of its businesses, and was contingently liable for performance under such agreements to the extent of approximately $38 million at December 31, 2007.

During 2005, Rowan lost three additional offshore rigs and incurred significant damage on another rig as a result of Hurricanes Katrina and Rita. Since that time, the Company has been working to locate the lost or damaged rigs, salvage related equipment, remove debris, wreckage and pollutants from the water, mark or clear navigational hazards and clear rights of way. At December 31, 2007, Rowan had incurred $156.1 million of costs related to such efforts, of which $96.6 million had been reimbursed through insurance, leaving $59.4 million included in

Receivables. The Company has since received another $35.5 million of insurance reimbursements. The Company expects to incur additional costs in the near term to fulfill its obligations to remove wreckage and debris in amounts that will depend on the extent and nature of work ultimately required and the duration thereof. Previously, the Company reported the filing of a lawsuit styled *Rowan Companies, Inc. vs. Certain Underwriters at Lloyd's and Insurance Companies Subscribing to Cover Note ARS 4183* in the 215th Judicial District Court of Harris County, Texas. The lawsuit was withdrawn following the agreement by such underwriters to reimburse Rowan for the reasonable cost of removing wreckage and debris remaining on the drilling locations. Rowan also previously reported that certain of its insurance underwriters at higher limits of liability had notified the Company that they were reserving their right to deny coverage for any costs incurred in wreckage and debris removal activities that they believed were outside the scope of their policy. This "reservation of rights" letter has now been withdrawn and Rowan's coverage for costs at these higher limits of liability has been reaffirmed. At this time, the Company believe that it has adequate insurance coverage and will be reimbursed for costs incurred and to be incurred.

Rowan has ongoing environmental responsibilities related primarily to its manufacturing operations and facilities. During 2006, the Company recorded a $7.8 million charge for the costs incurred to collect and dispose of a radioactive material that was released while processing scrap at its Longview, Texas steel mill. The measurement of remediation costs is subject to uncertainties, including the evolving nature of environmental regulations and the extent of any agreements to mitigate remediation costs.

During 2004, Rowan learned that the Environmental and Natural Resources Division, Environmental Crimes Section of the U.S. Department of Justice (DOJ) had begun conducting a criminal investigation of environmental matters involving several of the Company's offshore drilling rigs, including a rig known as the *Rowan-Midland*, which at various times operated at locations in the Gulf of Mexico. As part of an amended Plea agreement entered into with the DOJ on November 8, 2007, under which Rowan pled guilty to three felony charges relating to operations on the *Rowan-Midland* between 2002 and 2004, the Company paid a fine of $7 million and made community service payments totaling $2 million to various organizations. In anticipation of such payments, the Company recognized a $9 million charge to its fourth quarter 2006 operations. Under the amended Plea agreement, Rowan is subject to unsupervised probation for a period of three years, during which time the Company must ensure that it commits no further criminal violations of federal, state, or local laws or regulations and must also continue to implement its comprehensive Environmental Management System Plan. Subsequent to the conduct at issue, the Company sold the *Rowan-Midland* to a third party.

The Environmental Protection Agency has approved a compliance agreement with Rowan which, among other things, contains a certification that the conditions giving rise to the violations to which the Company entered guilty pleas have been corrected. If Rowan fully complies with the terms of the compliance agreement, the Company believes that it will not be suspended or debarred from entering into or participating in contracts with the U.S. Government or any of its agencies.

On January 3, 2008, a civil lawsuit styled *State of Louisiana, ex. rel. Charles C. Foti, Jr., Attorney General vs. Rowan Companies, Inc.* was filed in the Eastern District Court of Texas, Marshall Division, seeking damages, civil penalties and costs and expenses for alleged commission of maritime torts and violations of environmental and other laws and regulations involving the *Rowan-Midland* and other facilities in areas in or near Louisiana. The Company intends to vigorously defend its position in this case but cannot estimate any potential liability at this time.

During 2005, the Company learned that the DOJ was conducting an investigation of potential antitrust violations among helicopter transportation providers in the Gulf of Mexico. Rowan's former aviation subsidiary, which was sold effective December 31, 2004, received a subpoena in connection with the investigation. The Company has not been contacted by the DOJ, but the purchaser claimed that Rowan is responsible for any exposure it may have. The Company has disputed that claim.

In June 2007, Rowan received a subpoena for documents from the U.S. District Court in the Eastern District of Louisiana relating to a grand jury hearing. The agency requesting the information is the U.S. Department of the

Interior, Office of Inspector General Investigations. The documents requested include all records relating to use of the Company's entertainment facilities and entertainment expenses for a former employee of the Minerals Management Service, U.S. Department of Interior and other records relating to items of value provided to any official or employee of the U.S. Government. The Company fully cooperated with the subpoena and has received no further requests.

The construction of Rowan's fourth *Tarzan Class* jack-up rig, the *J. P. Bussell*, was originally subcontracted to an outside Gulf of Mexico shipyard, Signal International LLC (Signal), and scheduled for delivery in the third quarter of 2007 at a total cost of approximately $145 million. As a result of various problems encountered on the project, the expected completion of the rig is now at least one year behind schedule and its expected final cost is at least 20% over the original estimate. Accordingly, Rowan has recently declared Signal in breach of contract and initiated court proceedings styled *Rowan Companies, Inc. and LeTourneau Technologies, Inc. vs. Signal International LLC* in the 269th Judicial District Court of Harris County, Texas to relocate the rig to the Company's Sabine Pass, Texas facility for completion by its Drilling Products and Systems segment and to recover the cost to complete the rig over and above the agreed contract price, plus interest. It is anticipated that Signal will file a counterclaim against Rowan, alleging breach of contract and claiming damages for amounts owed and additional costs incurred totaling in excess of $20 million. The Company intends to vigorously defend its rights under the contract. The Company does not believe that it is probable that Rowan has incurred a loss, nor one that is estimable, and has made no accrual for such at December 31, 2007.

Rowan is involved in various other legal proceedings incidental to its businesses and is vigorously defending its position in all such matters. The Company believes that there are no other known contingencies, claims or lawsuits that could have a material adverse effect on its financial position, results of operations or cash flows.

NOTE 10. SEGMENTS OF BUSINESS

Rowan has three principal operating segments: the contract drilling of oil and gas wells, both onshore and offshore ("Drilling"), and two manufacturing segments. The Drilling Products and Systems segment provides equipment, parts and services for the drilling industry including jack-up rigs, rig kits and related components and parts, mud pumps, drawworks, top drives, rotary tables, other rig equipment, variable-speed motors, drives and other electrical components featuring AC, DC and Switch Reluctance technologies. The Mining, Forestry and Steel Products segment includes large-wheeled mining and timber equipment and related parts and carbon and alloy steel and steel plate.

Pursuant to Statement of Financial Accounting Standards No. 131, Rowan's reportable segments reflect an aggregation of separately managed, strategic business units for which financial information is separately prepared and monitored based upon qualitative and quantitative factors. The Company evaluates segment performance based upon income from operations. In the prior year, the Company reported one manufacturing segment and that information has been adjusted to conform to the current year presentation. The accounting policies of each segment are as described in Rowan's summary of significant accounting policies within Note 1. The following tables exclude information pertaining to Rowan's boat operations, which were sold in 2005. See Note 12 for more information regarding the Company's discontinued operations.

Drilling services are provided in domestic and foreign areas, and Rowan classifies its drilling rigs as domestic or foreign based upon the rig's operating location. Accordingly, drilling rigs operating in or offshore the United States are considered domestic assets and rigs operating in other areas are deemed foreign assets. At December 31, 2007, nine offshore rigs and 29 land rigs were located in domestic areas and 12 offshore rigs were located in foreign areas. Manufacturing operations are primarily conducted in Longview and Houston, Texas and Vicksburg, Mississippi, though products are shipped throughout the United States and to many foreign locations.

Assets are ascribed to a segment based upon their direct use. Rowan's total assets are identified by operating segment, and its fixed assets are shown geographically as follows (in thousands):

	December 31,		
	2007	2006	2005
Consolidated assets:			
Drilling	$3,140,456	$2,871,640	$2,601,708
Manufacturing:			
Drilling Products and Systems	499,225	391,346	232,901
Mining, Forestry and Steel Products	235,624	172,412	140,574
Total manufacturing	734,849	563,758	373,475
Total consolidated assets	$3,875,305	$3,435,398	$2,975,183
Property, plant and equipment — net:			
Domestic	$1,481,474	$1,145,642	$1,093,183
Europe	580,963	406,648	422,952
Middle East	399,062	359,495	—
Canada	336	193,880	201,768
Other foreign	25,976	27,561	2,831
Total property, plant and equipment — net	$2,487,811	$2,133,226	$1,720,734

Information regarding revenues and profitability by operating segment is as follows (in thousands):

	Year Ended December 31,		
	2007	2006	2005
Revenues:			
Drilling services	$1,382,571	$1,067,448	$ 775,356
Manufacturing:			
Drilling Products and Systems	498,620	241,020	105,094
Mining, Forestry and Steel Products	213,830	202,266	188,332
Total manufacturing	712,450	443,286	293,426
Consolidated revenues	$2,095,021	$1,510,734	$1,068,782
Income from operations:			
Drilling services	$ 661,789	$ 447,706	$ 332,926
Manufacturing:			
Drilling Products and Systems	42,968	23,486	(7,817)
Mining, Forestry and Steel Products	29,116	14,502	15,490
Total manufacturing	72,084	37,988	7,673
Consolidated income from operations	$ 733,873	$ 485,694	$ 340,600

Excluded from the preceding table are the effects of transactions between segments, which are recorded at cost. During 2007, 2006, and 2005, Rowan's manufacturing division provided approximately $263 million, $230 million, and $118 million, respectively, of products and services to the drilling division. Certain administrative costs are allocated between segments generally based upon revenues.

Foreign-source revenues were as follows (in thousands):

	Year Ended December 31,		
	2007	2006	2005
Drilling services:			
Middle East	$400,422	$115,182	$ —
Europe	249,608	121,457	88,878
Trinidad	79,233	21,230	—
Canada	(1,186)	58,587	26,221
Manufacturing — Mining, Forestry and Steel Products, primarily Australia	68,272	22,373	27,763
Total foreign-source revenues	$796,349	$338,829	$142,862

During 2007, one customer, Saudi Aramco, accounted for 13% of the Company's consolidated revenues. During 2006 and 2005, no customer accounted for more than 10% of consolidated revenues.

Rowan believes that it has no significant concentrations of credit risk. The Company has never experienced any significant credit losses and its drilling segment customers have heretofore primarily been large energy companies and government bodies. Rowan's manufacturing operations help diversify the Company's operations and attendant credit risk. Further, Rowan retains the ability to relocate its major drilling assets over significant distances on a timely basis in response to changing market conditions.

Certain other financial information for each of Rowan's principal operating segments is summarized as follows (in thousands):

	Year Ended December 31,		
	2007	2006	2005
Depreciation and amortization:			
Drilling	$101,802	$ 77,519	$ 69,376
Manufacturing:			
Drilling Products and Systems	$ 11,660	$ 8,156	$ 6,111
Mining, Forestry and Steel Products	5,334	4,296	5,717
Total manufacturing	$ 16,994	$ 12,452	$ 11,828
Capital Expenditures:			
Drilling	$436,894	$457,493	$192,282
Manufacturing:			
Drilling Products and Systems	$ 25,931	$ 25,794	$ 10,785
Mining, Forestry and Steel Products	15,726	25,966	5,400
Total manufacturing	$ 41,657	$ 51,760	$ 16,185
Repairs and Maintenance:			
Drilling	$105,936	$ 83,636	$ 62,440
Manufacturing:			
Drilling Products and Systems	$ 15,779	$ 11,566	$ 7,793
Mining, Forestry and Steel Products	12,373	7,056	6,156
Total manufacturing	$ 28,152	$ 18,622	$ 13,949

NOTE 11. RELATED PARTY TRANSACTIONS

A Rowan director serves as Of Counsel for a law firm that represents Rowan on certain matters and to which the Company paid approximately $279,000, $143,000 and $923,000 for legal fees and expenses in 2007, 2006 and 2005, respectively. Rowan believes that the fees reflected market rates and the services were approved by the Company's Board of Directors.

NOTE 12. DISCONTINUED OPERATIONS

In February 2005, Rowan sold the purchase options it held on four leased anchor-handling boats for approximately $21 million in cash which resulted in a gain of $13.1 million (net of a provision for income taxes of $7.6 million). The leases covering the Company's two remaining boats expired during the second quarter of 2005, when they were returned to the lessor and Rowan exited the marine vessel business.

On December 31, 2004, the Company completed the sale of its aviation operations, for approximately $118.1 million in cash, before selling expenses and subject to post-closing working capital adjustments, which resulted in a loss of $16.0 million (net of a credit for income taxes of $8.4 million). During 2005, the Company recorded an incremental loss on the sale of $1.9 million (net of a related tax benefit of $1.1 million) which resulted from post-closing working capital adjustments pursuant to the sale agreement. During 2006, the Company received a refund of excise taxes related to its aviation operations that were paid under protest in 2004.

The following table summarizes Rowan's marine vessel and aviation operating results for each of the past three years, the net effects of which have been presented as discontinued operations in the Company's Consolidated Statements of Operations (in thousands):

	Year Ended December 31,		
	2007	2006	2005
Revenues	$—	$ —	$14,556
Income from operations	—	1,953	18,914
Net income	—	1,269	11,963

The amount shown for Income from operations in 2005 includes the $20.7 million pre-tax gain on the sale of the Company's marine vessel business.

NOTE 13. ASSET DISPOSITIONS

During 2005, Rowan received approximately $109 million in connection with the sale or hurricane-related loss of various offshore drilling rigs. In September of that year, the Company sold one of its oldest jack-up rigs, the *Rowan-Texas*, for approximately $45 million in cash, after selling expenses. During the fourth quarter, the Company received approximately $51 million in insurance proceeds related to the loss of its jack-up drilling rigs *Rowan-New Orleans*, *Rowan-Odessa* and *Rowan-Fort Worth* during Hurricanes Katrina and Rita.

In October 2005, Rowan agreed to sell its only semi-submersible rig, the *Rowan-Midland*, for approximately $60 million in cash. Payment for the rig occurred over a 15-month period ending in January 2007, at which point the title to the rig was transferred to the buyer. The Company retained ownership of much of the drilling equipment on the rig, which was sold in 2006 and 2007, and continued to provide (through February 2007) a number of operating personnel under a separate services agreement. The transaction was accounted for as a sales-type lease with the expected gain on the sale and imputed interest income of approximately $46 million deferred until the net book value of the rig had been recovered. During 2007, the Company received all remaining payments totaling $23.4 million and recognized such amount as additional gain on the sale.

NOTE 14. SUBSEQUENT EVENT

On January 31, 2008, the Board of Directors of the Company declared a cash dividend of $.10 per share of common stock that will be paid on February 29, 2008 to stockholders of record on February 14, 2008.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Rowan Companies, Inc.
Houston, Texas

We have audited the accompanying consolidated balance sheets of Rowan Companies, Inc. and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of operations, comprehensive income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas
February 27, 2008

Rowan Companies, Inc.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING PURSUANT TO SECTION 404 OF THE SARBANES-OXLEY ACT OF 2002

The management of Rowan is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended. Our internal controls were designed to provide reasonable assurance as to the reliability of our financial reporting and the preparation and presentation of consolidated financial statements in accordance with accounting principles generally accepted in the United States, as well as to safeguard assets from unauthorized use or disposition.

Under Section 404 of the Sarbanes-Oxley Act of 2002, we are required to assess the effectiveness of our internal controls relative to a suitable framework. The Committee of Sponsoring Organizations of the Treadway Commission (COSO) developed a formalized, organization-wide framework that embodies five interrelated components — the control environment, risk assessment, control activities, information and communication and monitoring, as they relate to three internal control objectives — operating effectiveness and efficiency, financial reporting reliability and compliance with laws and regulations.

Our assessment included an evaluation of the design of our internal control over financial reporting relative to COSO and testing of the operational effectiveness of our internal control over financial reporting. Based upon our assessment, we have concluded that our internal controls over financial reporting were effective as of December 31, 2007.

/s/ D. F. MCNEASE
D. F. McNease
Chairman of the Board, President and Chief Executive Officer

February 27, 2008

/s/ W. H. WELLS
W. H. Wells
Vice President, Finance and Chief Financial Officer

February 27, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Rowan Companies, Inc.
Houston, Texas

We have audited the internal control over financial reporting of Rowan Companies, Inc. and subsidiaries (the "Company") as of December 31, 2007 based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and our report dated February 27, 2008 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas
February 27, 2008

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following unaudited information for the quarters ended March 31, June 30, September 30 and December 31, 2006 and 2007 includes, in the Company's opinion, all adjustments (which comprise only normal recurring accruals) necessary for a fair presentation of such amounts (in thousands except per share amounts):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2006:				
Revenues	$299,787	$382,886	$417,114	$410,947
Income from operations	89,529	165,958	131,402	98,805
Income from continuing operations	59,105	109,691	85,771	62,410
Income from discontinued operations	—	—	1,269	—
Net income	59,105	109,691	87,040	62,410
Per share amounts:				
Income from continuing operations — Basic	.54	.99	.78	.57
Income from continuing operations — Diluted	.53	.98	.77	.56
Income from discontinued operations — Basic	—	—	.01	—
Income from discontinued operations — Diluted	—	—	.01	—
Net income — Basic	.54	.99	.79	.57
Net income — Diluted	.53	.98	.78	.56
2007:				
Revenues	$462,254	$507,004	$502,201	$623,562
Income from operations	131,999	194,896	198,093	208,885
Income from continuing operations	86,353	128,124	130,849	138,474
Income from discontinued operations	—	—	—	—
Net income	86,353	128,124	130,849	138,474
Per share amounts:				
Income from continuing operations — Basic	.78	1.16	1.18	1.24
Income from continuing operations — Diluted	.77	1.14	1.16	1.23
Income from discontinued operations — Basic	—	—	—	—
Income from discontinued operations — Diluted	—	—	—	—
Net income — Basic	.78	1.16	1.18	1.24
Net income — Diluted	.77	1.14	1.16	1.23

The sum of the per share amounts for the quarters may not equal the per share amounts for the full year since the quarterly and full year per share computations are made independently.

The amounts shown in the table above for Income (loss) from discontinued operations reflect the aggregate after-tax results of our aviation and boat operations for each period, in total and on a per share basis. See Note 12 of the Notes to Consolidated Financial Statements beginning on page 75 of this Form 10-K for further information regarding the Company's discontinued operations.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None

ITEM 9A. *CONTROLS AND PROCEDURES*

The Company's management has evaluated, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, the effectiveness of the Company's disclosure controls and procedures, as of the end of the period covered by this report, pursuant to Exchange Act Rule 13a-15. Based upon that evaluation, the Company's Chief Executive Officer, along with the Company's Chief Financial Officer, concluded that the Company's disclosure controls and procedures were effective as of December 31, 2007.

Our management is responsible for establishing and maintaining internal control over financial reporting (ICFR). Our internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations, and therefore can only provide reasonable assurance with respect to financial statement preparation and presentation.

Our management's assessment is that the Company did maintain effective ICFR as of December 31, 2007 within the context of the framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and that the Company did not have a material change in ICFR during the fourth fiscal quarter of 2007.

Management's report on the Company's internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 is set forth on page 78 of this Form 10-K.

ITEM 9B. *OTHER INFORMATION*

Not applicable

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

Information concerning our directors will appear in our Proxy Statement for the 2008 Annual Meeting of Stockholders, to be filed pursuant to Regulation 14A on or before April 30, 2008, under the caption "Election of Directors." Such information is incorporated herein by reference.

Information concerning our executive officers appears in PART I, ITEM 4A, EXECUTIVE OFFICERS OF THE REGISTRANT, beginning on page 23 of this Form 10-K.

Information concerning our Audit Committee will appear in our Proxy Statement for the 2008 Annual Meeting of Stockholders, to be filed pursuant to Regulation 14A on or before April 30, 2008, under the caption "Committees of the Board of Directors." Such information is incorporated herein by reference.

Information concerning compliance with Section 16(a) of the Securities Exchange Act will appear in our Proxy Statement for the 2008 Annual Meeting of Stockholders, to be filed pursuant to Regulation 14A on or before April 30, 2008, under the caption "Additional Information — Section 16(a) Beneficial Ownership Reporting Compliance." Such information is incorporated herein by reference.

ITEM 11. *EXECUTIVE COMPENSATION*

Information concerning director and executive compensation will appear in our Proxy Statement for the 2008 Annual Meeting of Stockholders, to be filed pursuant to Regulation 14A on or before April 30, 2008, under the captions "Director Compensation and Attendance," "Compensation Discussion & Analysis," "Compensation Committee Report," and "Executive Compensation." Such information is incorporated herein by reference.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

Information concerning the security ownership of management will appear in our Proxy Statement for the 2008 Annual Meeting of Stockholders, to be filed pursuant to Regulation 14A on or before April 30, 2008, under the caption "Security Ownership of Certain Beneficial Owners and Management." Such information is incorporated herein by reference.

The business address of all directors is the principal executive offices of the Company as set forth on the cover page of this Form 10-K.

The following table provides information about our common stock that may be issued upon the exercise of options and rights or the conversion of debentures under all of our existing equity compensation plans as of December 31, 2007.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Available for Future Issuance
Equity compensation plans approved by security holders	3,514,872(a)	$23.07(a)	2,239,393(b)
Equity compensation plans not approved by security holders	—	—	—
Total	3,514,872	$23.07	2,239,393

(a) Includes the following equity compensation plans: the Restated 1988 Nonqualified Stock Option Plan, as amended, had options for 2,221,759 shares of common stock outstanding at December 31, 2007 with a weighted average exercise price of $20.33 per share; the 1998 Nonemployee Directors Stock Option Plan had options for 86,000 shares of common stock outstanding at December 31, 2007 with a weighted average exercise price of $22.80 per share; the 1998 Convertible Debenture Incentive Plan, as amended, had $25.9 million of employee debentures outstanding at December 31, 2007, convertible into 1,027,011 shares of common stock at a weighted average conversion price of $27.50 per share and the 2005 Long-Term Incentive Plan (LTIP) had options for 180,102 shares of common stock outstanding at December 31, 2007 with a weighted average (a) exercise price of $31.62 per share.

(b) Amount reflects shares of common stock available for issuance under the LTIP. Amount (1) includes the issuance of 82,720 restricted stock units to our non-employee directors, of which 73,830 remain outstanding, and (2) assumes the issuance of 285,548 shares in connection with outstanding performance awards, under which up to 571,096 shares collectively may be issued as follows, depending upon the Company's total shareholder return and/or return on investment over the three-year periods then ended: from 0 to 183,178 shares in May 2008, from 0 to 205,782 shares in April 2009 and from 0 to 182,136 shares in May 2010.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS*

Information concerning director and executive compensation will appear in our Proxy Statement for the 2008 Annual Meeting of Stockholders, to be filed pursuant to Regulation 14A on or before April 30, 2008, under the caption "Additional Information — Certain Transactions." Such information is incorporated herein by reference.

ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

Information concerning principal account fees and services will appear in our Proxy Statement for the 2008 Annual Meeting of Stockholders, to be filed pursuant to Regulation 14A on or before April 30, 2008, in the last paragraph under the caption "Audit Committee Report." Such information is incorporated herein by reference.

PART IV

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a)1. *Financial Statements*

See Part II, Item 8. Financial Statements and Supplementary Data beginning on page 46 of this Form 10-K.

2. *Financial Statement Schedules*

Financial Statement Schedules I, II, III, IV, and V are not included in this Form 10-K because such schedules are not required or the required information is not significant.

3. *Exhibits:*

Unless otherwise indicated below as being incorporated by reference to another filing of the Company with the Securities and Exchange Commission, each of the following exhibits is filed herewith:

3a Restated Certificate of Incorporation dated February 17, 1984, incorporated by reference to Exhibit 4.1 to Registration Statement No. 333-84369 on Form S-8 (File No. 1-5491) and Exhibits 4a, 4b, 4c, 4d, 4e, 4f, 4g, 4h and 4i below.

3b Bylaws amended as of February 19, 2008, incorporated by reference to Form 8-K filed February 22, 2008 (File No. 1-5491).

4a Certificate of Change of Address of Registered Office and of Registered Agent dated July 25, 1984, incorporated by reference to Exhibit 4.4 to Registration Statement No. 333-84369 on Form S-8 (File No. 1-5491).

4b Certificate of Amendment of Certificate of Incorporation dated April 24, 1987, incorporated by reference to Exhibit 4.5 to Registration Statement No. 333-84369 on Form S-8 (File No. 1-5491).

4c Certificate of Designation of the Series A Junior Preferred Stock dated March 2, 1992, incorporated by reference to Exhibit 4.2 to Registration Statement on Form 8-A/A filed on February 12, 2002 (File No. 1-5491).

4d Certificate of Designation of (and Certificate of Correction related thereto) the Series A Preferred Stock dated August 5, 1998 and January 28, 1999, respectively, incorporated by reference to Exhibit 4.8 to Registration Statement No. 333-84369 on Form S-8 (File No. 1-5491).

4e Certificate of Designation of the Series B Preferred Stock dated June 24, 1999, incorporated by reference to Exhibit 4d to Form 10-K for the fiscal year ended December 31, 1999 (File No. 1-5491).

4f Certificate of Designation of the Series C Preferred Stock dated July 28, 2000, incorporated by reference to Exhibit 4.10 to Registration Statement No. 333-44874 on Form S-8 (File No. 1-5491).

4g Certificate of Designation of the Series D Preferred Stock dated May 22, 2001, incorporated by reference to Exhibit 4.11 to Registration Statement No. 333-82804 on Form S-3 filed on February 14, 2002 (File No. 1-5491).

4h Certificate of Designation of the Series E Preferred Stock dated October 30, 2001, incorporated by reference to Exhibit 4.12 to Registration Statement No. 333-82804 on Form S-3 filed on February 14, 2002 (File No. 1-5491).

4i Amended and Restated Rights Agreement, dated as of January 24, 2002, between Rowan and Computershare Trust Co. Inc. as Rights Agent, incorporated by reference to Exhibit 4.2 to Registration Statement on Form 8-A/A filed on March 21, 2003 (File No. 1-5491).

4j Specimen Common Stock certificate, incorporated by reference to Exhibit 4k to Form 10-K for the fiscal year ended December 31, 2001 (File No. 1-5491).

4k Form of Promissory Note dated April 24, 1998 between purchasers of Series A Floating Rate Subordinated Convertible Debentures due 2008 and Rowan, incorporated by reference to Exhibit 4j to Form 10-K for the fiscal year ended December 31, 1998 (File No. 1-5491).

4l Form of Promissory Note dated April 22, 1999 between purchasers of Series B Floating Rate Subordinated Convertible Debentures due 2009 and Rowan, incorporated by reference to Exhibit 4j to Form 10-K for the fiscal year ended December 31, 1999 (File No. 1-5491).

4m Form of Promissory Note date April 27, 2000 between purchasers of Series C Floating Rate Subordinated Convertible Debentures due 2010 and Rowan, incorporated by reference to Exhibit 4n to Form 10-K for the fiscal year ended December 31, 2000 (File No. 1-5491).

4n Form of Promissory Note date April 26, 2001 between the purchaser of Series D Floating Rate Subordinated Convertible Debentures due 2011 and Rowan, incorporated by reference to Exhibit 4p to Form 10-K for the fiscal year ended December 31, 2001 (File No. 1-5491).

4o Form of Promissory Note date September 20, 2001 between the purchaser of Series E Floating Rate Subordinated Convertible Debentures due 2011 and Rowan, incorporated by reference to Exhibit 4q to Form 10-K for the fiscal year ended December 31, 2001 (File No. 1-5491).

10a Restated 1988 Nonqualified Stock Option Plan, incorporated by reference to Appendix C to the Notice of Annual Meeting and Proxy Statement dated March 20, 2002 (File No. 1-5491) and Form of Stock Option Agreement related thereto, incorporated by reference to Exhibit 10c to Form 10-K for the fiscal year ended December 31, 2004 (File No. 1-5491).

10b 1998 Nonemployee Director Stock Option Plan, incorporated by reference to Exhibit 10b of Form 10-Q for the fiscal quarter ended March 31, 1998 (File No. 1-5491) and Form of Stock Option Agreement related thereto, incorporated by reference to Exhibit 10c to Form 10-K for the fiscal year ended December 31, 2004 (File No. 1-5491).

10c 1998 Convertible Debenture Incentive Plan, incorporated by reference to Appendix B to the Notice of Annual Meeting and Proxy Statement dated March 20, 2002 (File No. 1-5491) and Form of Debenture related thereto, incorporated by reference to Exhibit 10c to Form 10-K for the fiscal year ended December 31, 2004 (File No. 1-5491).

10d Pension Restoration Plan, incorporated by reference to Exhibit 10h to Form 10-K for the fiscal year ended December 31, 1992 (File No. 1-5491).

10e Pension Restoration Plan of LeTourneau, Inc., a wholly owned subsidiary of the Company, incorporated by reference to Exhibit 10j to Form 10-K for the fiscal year ended December 31, 1994 (File No. 1-5491).

10f Participation Agreement dated December 1, 1984 between Rowan and Textron Financial Corporation et al. and Bareboat Charter dated December 1, 1984 between Rowan and Textron Financial Corporation et al., incorporated by reference to Exhibit 10c to Form 10-K for the fiscal year ended December 31, 1985 (File No. 1-5491).

10g Participation Agreement dated December 1, 1985 between Rowan and Eaton Leasing Corporation et. al. and Bareboat Charter dated December 1, 1985 between Rowan and Eaton Leasing Corporation et. al., incorporated by reference to Exhibit 10d to Form 10-K for the fiscal year ended December 31, 1985 (File No. 1-5491).

10h Election and acceptance letters with respect to the exercise of the Fixed Rate Renewal Option set forth in the Bareboat Charter dated December 1, 1984 between Rowan and Textron Financial Corporation et al, incorporated by reference to Exhibit 10j to Form 10-K for the fiscal year ended December 31, 1999 (File No. 1-5491).

10i Election and acceptance letters with respect to the exercise of the Fixed Rate Renewal Option set forth in the Bareboat Charter dated December 1, 1985 between Rowan and Eaton Leasing Corporation et. al, incorporated by reference to Exhibit 10k to Form 10-K for the fiscal year ended December 31, 1999 (File No. 1-5491).

10j Commitment to Guarantee Obligations dated December 17, 1996 and First Preferred Ship Mortgage between Rowan and the Maritime Administration of the U.S. Department of Transportation (relating to *Gorilla V*), incorporated by reference to Exhibit 10t to Form 10-K for fiscal year ended December 31, 1996 (File No. 1-5491).

10k Amendment No. 1 dated June 30, 1997 to Commitment to Guarantee Obligations between Rowan and the Maritime Administration of the U.S. Department of Transportation (relating to *Gorilla V*), incorporated by reference to Exhibit 10p to 10-K for the fiscal year ended December 31, 1997 (File No. 1-5491).

10l Amendment No. 2 dated July 1, 1998 to Commitment to Guarantee Obligations between Rowan and the Maritime Administration of the U.S. Department of Transportation (relating to *Gorilla V*), incorporated by reference to Exhibit 10o to Form 10-K for the fiscal year ended December 31, 1998 (File No. 1-5491).

10m Credit Agreement and Trust Indenture both dated December 17, 1996 between Rowan and Citibank, N.A. (relating to *Gorilla V*), incorporated by reference to Exhibit 10u to Form 10-K for the fiscal year ended December 31, 1996 (File No. 1-5491).

10n Amendment No. 1 to the Credit Agreement and Supplement No. 1 to Trust Indenture both dated July 1, 1997 between Rowan and Citibank, N.A. (relating to *Gorilla V*), incorporated by reference to Exhibit 10r to Form 10-K for the fiscal year ended December 31, 1997 (File No. 1-5491).

10o Supplement No. 2 dated July 1, 1998 to Trust Indenture between Rowan and Citibank, N.A. (relating to *Gorilla V*), incorporated by reference to Exhibit 10r to Form 10-K for the fiscal year ended December 31, 1998 (File No. 1-5491).

10p Commitment to Guarantee Obligations dated September 29, 1998 and First Preferred Ship Mortgage between Rowan and the Maritime Administration of the U.S. Department of Transportation (relating to *Gorilla VI*), incorporated by reference to Exhibit 10a to Form 10-Q for fiscal quarter ended September 30, 1998 (File No. 1-5491).

10q Credit Agreement and Trust Indenture both dated September 29, 1998 between Rowan and Citibank, N.A. (relating to *Gorilla VI*), incorporated by reference to Exhibit 10b to Form 10-Q for the fiscal quarter ended September 30, 1998 (File No. 1-5491).

10r Amendment No. 1 dated March 15, 2001 to Commitment to Guarantee Obligations between Rowan and the Maritime Administration of the U.S. Department of Transportation (relating to *Gorilla VI*), incorporated by reference to Exhibit 10v to Form 10-K for the fiscal year ended December 31, 2000 (File No. 1-5491).

10s Supplement No. 1 dated March 15, 2001 to Trust Indenture between Rowan and Citibank, N.A. (relating to *Gorilla VI*), incorporated by reference to Exhibit 10v to Form 10-K for the fiscal year ended December 31, 2000 (File No. 1-5491).

10t Commitment to Guarantee Obligations dated October 29, 1999 and First Preferred Ship Mortgage between Rowan and the Maritime Administration of the U.S. Department of Transportation (relating to *Gorilla VII*), incorporated by reference to Exhibit 10v to Form 10-K for the fiscal year ended December 31, 1999 (File No. 1-5491).

10u Credit Agreement and Trust Indenture both dated October 29, 1999 between Rowan and Citibank, N.A. (relating to *Gorilla VII*), incorporated by reference to Exhibit 10w to Form 10-K for the fiscal year ended December 31, 1999 (File No. 1-5491).

10v Amendment No. 1 dated June 30, 2003 to the Commitment to Guarantee Obligations between Rowan and the Maritime Administration of the U.S. Department of Transportation (relating to *Gorilla VII*), incorporated by reference to Exhibit 10x to Form 10-K for the fiscal year ended December 31, 2003 (File No. 1-5491).

10w Supplement No. 1 dated June 30, 2003 to Trust Indenture between Rowan and Citibank, N.A. (relating to *Gorilla VII*), incorporated by reference to Exhibit 10y to Form 10-K for the fiscal year ended December 31, 2003 (File No. 1-5491).

10x Commitment to Guarantee Obligations dated May 23, 2001 and First Preferred Ship Mortgage between Rowan and the Maritime Administration of the U.S. Department of Transportation (relating to the *Bob Palmer*, formerly *Gorilla VIII*), incorporated by reference to Exhibit 10y to Form 10-K for the fiscal year ended December 31, 2001 (File No. 1-5491).

10y Credit Agreement and Trust Indenture both dated May 23, 2001 between Rowan and Citibank, N.A. (relating to the *Bob Palmer*, formerly *Gorilla VIII*), incorporated by reference to Exhibit 10z to Form 10-K for the fiscal year ended December 31, 2001 (File No. 1-5491).

10z Commitment to Guarantee Obligations dated May 28, 2003 and First Preferred Ship Mortgage between Rowan and the Maritime Administration of the U.S. Department of Transportation (relating to the *Scooter Yeargain*), incorporated by reference to Exhibit 10bb to Form 10-K for the fiscal year ended December 31, 2003 (File No. 1-5491).

10aa Credit Agreement and Trust Indenture both dated May 28, 2003 between Rowan and Citibank, N.A. (relating to the *Scooter Yeargain*), incorporated by reference to Exhibit 10cc to Form 10-K for the fiscal year ended December 31, 2003 (File No. 1-5491).

10bb Amendment No. 1 dated June 15, 2005 to the Commitment to Guarantee Obligations between Rowan and the Maritime Administration of the U.S. Department of Transportation (relating to the *Scooter Yeargain*), incorporated by reference to Exhibit 10a to Form 10-Q for the quarterly period ended June 30, 2005 (File No. 1-5491).

10cc Supplement No. 1 dated June 15, 2005 to Trust Indenture between Rowan and Citibank, N.A. (relating to the *Scooter Yeargain*), incorporated by reference to Exhibit 10b to Form 10-Q for the quarterly period ended June 30, 2005 (File No. 1-5491).

10dd Commitment to Guarantee Obligations dated May 28, 2003 and First Preferred Ship Mortgage between Rowan and the Maritime Administration of the U.S. Department of Transportation (relating to the *Bob Keller*, formerly Tarzan II), incorporated by reference to Exhibit 10dd to Form 10-K for the fiscal year ended December 31, 2003 (File No. 1-5491).

10ee Credit Agreement and Trust Indenture both dated May 28, 2003 between Rowan and Citibank, N.A. (relating to the *Bob Keller*, formerly Tarzan II), incorporated by reference to Exhibit 10ee to Form 10-K for the fiscal year ended December 31, 2003 (File No. 1-5491).

10ff Amendment No. 1 dated March 28, 2005 to Credit Agreement between Rowan and Citibank, N.A. (relating to the *Bob Keller*, formerly Tarzan II), incorporated by reference to Exhibit 10a to Form 10-Q for the quarterly period ended March 31, 2005 (File No. 1-5491).

10gg Amendment No. 2 dated May 4, 2005 to Credit Agreement between Rowan and Citibank, N.A. (relating to the *Bob Keller*, formerly Tarzan II), incorporated by reference to Exhibit 10b to Form 10-Q for the quarterly period ended March 31, 2005 (File No. 1-5491).

10hh Rowan Companies, Inc. Short-Term Incentive Plans, incorporated by reference to Exhibit 10.1 to Form 8-K filed May 4, 2006 (File No. 1-5491).

10ii Memorandum Agreement dated January 26, 2006 between Rowan and C. R. Palmer, incorporated by reference to Exhibit 10jj to Form 10-K for fiscal year ended December 31, 2005 (File No. 1-5491).

10jj Rowan Companies, Inc. 2005 Long-Term Incentive Plan, incorporated by reference to Exhibit 10.1 to Form 8-K filed May 10, 2005 (File No. 1-5491) and Form of Non-Employee Director 2005 Restricted Stock Unit Grant, Form of Non-Employee Director 2006 Restricted Stock Unit Grant, Form of 2005 Restricted Stock Grant Agreement, Form of 2005 Nonqualified Stock Option Agreement, of 2005 Performance Share Award Agreement related thereto, each incorporated by reference to Exhibits 10c, 10d, 10e, 10f and 10g, respectively, to Form 10-Q for the quarterly period ended June 30, 2005 (File No. 1-5491).

10kk Change in Control Agreement and Change in Control Supplement for the Rowan Companies, Inc. Restated 1988 Nonqualified Stock Option Plan and the 2005 Rowan Companies, Inc. Long-Term Incentive Plan, incorporated by reference to Exhibits 10.1 and 10.2 to Form 8-K filed December 20, 2007 (File 1-5491).

14 Code of Business Conduct for Senior Financial Officers of the Company, incorporated by reference to Exhibit 14 to Form 10-K for the fiscal year ended December 31, 2003 (File No. 1-5491).

21 Subsidiaries of the Registrant as of February 27, 2008.

23 Consent of Independent Registered Public Accounting Firm.

24 Powers of Attorney pursuant to which names were affixed to this Form 10-K for the fiscal year ended December 31, 2007.

31a Rule 13a-14(a)/15d-14(a) Certification (Section 302 of the Sarbanes-Oxley Act of 2002).

31b Rule 13a-14(a)/15d-14(a) Certification (Section 302 of the Sarbanes-Oxley Act of 2002).

32 Section 1350 Certifications (furnished under Section 906 of the Sarbanes-Oxley Act of 2002).

99 Annual CEO Certification to the New York Stock Exchange.

---

* Only portions specifically incorporated herein are deemed to be filed.

EXECUTIVE COMPENSATION PLANS AND ARRANGEMENTS

Compensatory plans in which Rowan's directors and executive officers participate are listed as follows:

- Restated 1988 Nonqualified Stock Option Plan, incorporated by reference to Appendix C to the Notice of Annual Meeting and Proxy Statement dated March 20, 2002 (File No. 1-5491).
- 1998 Nonemployee Director Stock Option Plan, incorporated by reference to Exhibit 10b of Form 10-Q for the fiscal quarter ended March 31, 1998 (File No. 1-5491).
- 1998 Convertible Debenture Incentive Plan, incorporated by reference to Appendix B to the Notice of Annual Meeting and Proxy Statement dated March 20, 2002 (File No. 1-5491).
- Pension Restoration Plan, incorporated by reference to Exhibit 10i to Form 10-K for the fiscal year ended December 31, 1992 (File 1-5491).
- Pension Restoration Plan of LeTourneau, Inc., a wholly owned subsidiary of the Company, incorporated by reference to Exhibit 10j to Form 10-K for the fiscal year ended December 31, 1994 (File No. 1-5491).
- Profit Sharing Plan.
- Bonus Plan.
- 2005 Long-Term Incentive Plan.
- Change in Control Agreement and Change in Control Supplement for the Rowan Companies, Inc. Restated 1988 Nonqualified Stock Option Plan and the 2005 Rowan Companies, Inc. Long-Term Incentive Plan incorporated by reference to Exhibits 10.1 and 10.2 to Form 8-K filed December 20, 2007 (File 1-5491).

Rowan agrees to furnish to the Commission upon request a copy of all instruments defining the rights of holders of long-term debt of the Company and its subsidiaries.

For the purposes of complying with the amendments to the rules governing Form S-8 (effective July 13, 1990) under the Securities Act of 1933, the undersigned registrant hereby undertakes as follows, which undertaking shall be incorporated by reference into Registrant's Registration Statements on Form S-8 Nos. 2-58700, as amended by Post-Effective Amendment No. 4 (filed June 11, 1980), 33-33755, as amended by Amendment No. 1 (filed March 29, 1990), 33-61444 (filed April 23, 1993), 33-51103 (filed November 18, 1993), 33-51105 (filed November 18, 1993), 33-51109 (filed November 18, 1993), 333-25041 (filed April 11, 1997), 333-25125 (filed April 14, 1997), 333-84369 (filed August 3, 1999), 333-84405 (filed August 3, 1999) and 333-101914 (filed December 17, 2002):

> Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROWAN COMPANIES, INC.

By: /s/ D. F. McNEASE
(D. F. McNease
Chairman of the Board, President
and Chief Executive Officer)

Date: February 27, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

Signature	Title	Date
/s/ D. F. MCNEASE (D. F. McNease)	Chairman of the Board, President and Chief Executive Officer	February 27, 2008
/s/ W. H. WELLS (W. H. Wells)	Principal Financial Officer	February 27, 2008
/s/ GREGORY M. HATFIELD (Gregory M. Hatfield)	Principal Accounting Officer	February 27, 2008
/s/ *R. G. CROYLE (R. G. Croyle)	Director	February 27, 2008
/s/ *WILLIAM T. FOX III (William T. Fox III)	Director	February 27, 2008
/s/ *SIR GRAHAM HEARNE (Sir Graham Hearne)	Director	February 27, 2008
/s/ *JOHN R. HUFF (John R. Huff)	Director	February 27, 2008
/s/ *ROBERT E. KRAMEK (Robert E. Kramek)	Director	February 27, 2008
(Frederick R. Lausen)	Director	February , 2008
/s/ *H. E. LENTZ (H. E. Lentz)	Director	February 27, 2008

Signature	Title	Date
/s/ *LORD MOYNIHAN (Lord Moynihan)	Director	February 27, 2008
/s/ *P. DEXTER PEACOCK (P. Dexter Peacock)	Director	February 27, 2008

*By: /s/ D. F. MCNEASE
(D. F. McNease,
Attorney-in-Fact)

DIRECTORS AND OFFICERS

OFFICERS

D. F. McNease
Chairman of the Board, President
and Chief Executive Officer

John L. Buvens
Executive Vice President, Legal

Mark A. Keller
Executive Vice President,
Business Development

David P. Russell
Executive Vice President,
Drilling Operations

J. Kevin Bartol
Vice President,
Strategic Planning

Barbara A. Carroll
Vice President,
Environmental Affairs

Michael J. Dowdy
Vice President,
Engineering

Dan C. Eckermann
Vice President, Manufacturing

William C. Provine
Vice President,
Investor Relations

William H. Wells
Vice President, Finance
and Chief Financial Officer

Terry D. Woodall
Vice President, Human Resources

Gregory M. Hatfield
Controller

George C. Jones
Compliance Officer

Melanie M. Trent
Corporate Secretary
and Special Assistant to the CEO

DIRECTORS

R. G. Croyle ●
Retired Vice Chairman of the Board
and Chief Administrative Officer

William T. Fox III ● ■ ◆
Retired Managing Director,
Global Energy and Mining Business
of Citibank, N.A.

Sir Graham Hearne ● ▲ ◆
Retired Chairman and
Chief Executive Officer,
Enterprise Oil plc

John R. Huff ▲ ✱
Chairman,
Oceaneering International, Inc.

Robert E. Kramek ✱ ◆
Retired President and
Chief Operating Officer,
American Bureau of Shipping

Frederick R. Lausen ■ ◆
Retired Vice President,
Davis Petroleum, Inc.

H. E. Lentz ▲ ◆
Lead Director of the Board;
Advisory Director,
Lehman Brothers Inc.

D. F. McNease ●
Chairman of the Board, Preside
and Chief Executive Officer

Lord Moynihan ✱ ◆
Chairman,
Pelamis Wave Power Limited

P. Dexter Peacock ● ▲ ■
Of Counsel to and Formerly
Managing Partner of
Andrews Kurth LLP

● EXECUTIVE COMMITTEE
■ AUDIT COMMITTEE
▲ COMPENSATION COMMITTEE
✱ HEALTH, SAFETY AND ENVIRONMENT COMMITTEE
◆ NOMINATING AND CORPORAT GOVERNANCE COMMITTEE

STOCKHOLDER INFORMATION

FORM 10-K REPORT AND FINANCIAL STATEMENTS
A copy of the Company's 2007 Annual Report on Form 10-K as filed with the Securities and Exchange Commission will be furnished without charge to any stockholder upon request. Additionally, financial statements and other corporate information may be obtained from:

Corporate Secretary
2800 Post Oak Boulevard
Suite 5450
Houston, Texas 77056

STOCKHOLDER ASSISTANCE
Requests for information concerning common stock certificates should be made directly to the Transfer Agent and Registrar:

Computershare Trust Co., N.A.
P.O. Box 43070
Providence, Rhode Island 02940-3070
T: (800) 962-4284
E: web.queries@computershare.com

INVESTOR RELATIONS CONTACT
William C. Provine
Vice President, Investor Relations
T: (713) 960-7575

EXCHANGE LISTING
New York Stock Exchange

The Company's CEO Certification has been submitted to the NYSE and its Sarbanes-Oxley Act Section 302 CEO/CFO Certifications were filed in its 2007 Form 10-K.

TRADING SYMBOL
Common Stock: RDC

WEBSITES
www.rowancompanies.com
www.letourneau-inc.com

Rowan Companies, Inc.
2800 Post Oak Blvd.
Suite 5450
Houston, TX 77056
713.621.7800

www.rowancompanies.com

END